Exhibit 99.1

June 7, 2021

VIA SEDAR

NOTICE TO READER

Re: Ayr Wellness Inc.

Please be advised that the Management Information Circular (the “Circular”) of Ayr Wellness Inc. dated May 27, 2021 has been re-filed to correct the date of the Annual General and Special Meeting of Shareholders to Thursday, June 24, 2021 (from Wednesday, June 24, 2021). The correct meeting date is on Thursday, June 24, 2021. No other changes were made to the Circular. The re-filed Circular replaces the previously filed Circular.

No securities regulatory authority has in any way passed upon the merits of the transactions described in this management information circular.

AYR WELLNESS INC.

NOTICE OF ANNUAL GENERAL and SPECIAL MEETING OF SHAREHOLDERS
scheduled to be held on June 24, 2021

and

MANAGEMENT INFORMATION CIRCULAR

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting of shareholders (the “Meeting”) of Ayr Wellness Inc. (“Ayr”, the “Corporation” or “we”) will be held via live audio webcast on Thursday, June 24, 2021 at 11:00 a.m. (Eastern time), for the purposes of:

1.	receiving the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2020, together with the auditors’ report thereon;

2.	electing directors for the ensuing year;

3.	appointing auditors for the ensuing year;

4.	considering, and if thought advisable, adopting a special resolution (the full text of which is reproduced as Appendix “A” to the accompanying management information circular dated May 27, 2021 (the “Circular”)) to approve the proposed amendment of the articles of Ayr (the “Amendment Resolution”) (the full text of which, blacklined to show changes from the current version, is included as Appendix “B” to this Circular), to revise certain defined terms to better reflect applicable statutory provisions and to make certain other administrative changes (collectively, the “Articles Amendment”); and

5.	transacting such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Amendment Resolution will be required to be approved by a special resolution of all of the holders (collectively, the “Ayr Shareholders”) of the Corporation’s subordinate voting shares, restricted voting shares, limited voting shares and multiple voting shares, voting together as if they were a single class of shares.

Holders of the Corporation’s limited voting shares are not entitled to vote on the election of directors.

Out of an abundance of caution, to proactively deal with the unprecedented public health impact of the novel coronavirus disease, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold the Meeting in a virtual only format, which will be conducted via live audio webcast. All shareholders, regardless of their geographic location, will have an equal opportunity to participate in the Meeting and engage with directors and management of Ayr as well as with other shareholders. Shareholders will not be able to virtually attend the Meeting in person. At the Meeting, if you virtually attend, you will have the opportunity to ask questions and vote on a number of important matters. Alternatively, you may vote by proxy (if you are a registered shareholder) or by following the instructions on the voting information form (if you are a beneficial shareholder), in each case, by following the applicable directions.

The record date for the determination of registered Ayr Shareholders entitled to receive notice of, and to vote at, the Meeting is the close of business on May 14, 2021 (the “Record Date”). Only Ayr Shareholders whose names are entered in the Corporation’s register of shareholders as of the close of business on the Record Date will be entitled to receive notice of, and to vote their shares at, the Meeting. Registered Ayr Shareholders and duly appointed proxyholders will be able to virtually attend, participate, vote and ask questions at the Meeting online at https://web.lumiagm.com/289749708. Beneficial Ayr Shareholders (being Ayr Shareholders who hold their shares through a securities dealer or broker, bank, trust company or trustee, custodian, nominee or other intermediary), who have not duly appointed themselves as their proxy will be able to virtually attend the Meeting only as guests and to listen to the webcast but not be able to participate, ask questions or vote at the Meeting.

(ii)

Ayr Shareholders may exercise their rights by virtually attending the Meeting online or by completing a form of proxy or voting instruction form. If you are unable to virtually attend the Meeting, please complete, date and sign the enclosed form of proxy or voting instruction form and deal with it as directed. An Ayr Shareholder who wishes to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (the “Ayr proxyholders”) to represent such shareholder at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the Ayr proxyholders virtually attend and participate in the Meeting as your proxy and vote your shares, including if you are a non-registered Ayr Shareholder and wish to appoint yourself as your proxy to virtually attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Without a Username, proxyholders will not be able to virtually attend, participate or vote at the Meeting. To register a proxyholder, shareholders MUST send an email to ayr@odysseytrust.com and provide Odyssey Trust Company (“Odyssey”), the transfer agent and registrar of the Corporation, with their proxyholder’s contact information, amount of shares appointed, name in which the shares are registered if they are a registered Ayr Shareholder, or name of broker where the shares are held if a beneficial Ayr Shareholder, so that Odyssey may provide the proxyholder with a Username via email.

Proxies must be received by Odyssey (Odyssey Trust Company, Attn: Proxy Department, 67 Yonge St, Suite 702, Toronto, Ontario M5E 1J8) no later than 11:00 a.m. (Eastern time) on the second business day preceding the day of the Meeting (being Tuesday, June 22, 2021) or any adjournment(s) or postponement(s) thereof. Your shares will be voted in accordance with your instructions as indicated on the proxy.

If you are a registered Ayr Shareholder, contact Odyssey at www.odysseycontact.com for any voting questions you may have.

This notice of annual general and special meeting of Ayr Shareholders is accompanied by the Circular and a form of proxy (for registered Ayr Shareholders) or a voting instruction form (for beneficial Ayr Shareholders). As an Ayr Shareholder, it is very important that you read these documents carefully, as they contain important information and detailed instructions about how to vote your shares and participate in the Meeting.

Dated at New York, New York on May 27, 2021.

By order of the Board of Directors,

Jonathan Sandelman
Chairman, Chief Executive Officer and Corporate Secretary

(iii)

INVITATION TO SHAREHOLDERS

Dear Shareholders:

On behalf of the board of directors and management of the Corporation, we are pleased to invite you to virtually attend the annual general and special meeting of shareholders that will be held this year on Thursday, June 24, 2021 at 11:00 a.m. (Eastern time), which will be conducted in a virtual only format via live audio webcast at https://web.lumiagm.com/289749708. Shareholders will not be able to attend the meeting in person. A summary of the information shareholders will need to virtually attend the meeting online is provided below in the section entitled “General Proxy Information”.

Out of an abundance of caution, to proactively deal with the unprecedented public health impact of the novel coronavirus disease, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold the annual general and special meeting in a virtual only format, which will be conducted via live audio webcast. All shareholders, regardless of their geographic location, will have an equal opportunity to participate in the meeting and engage with directors and management of the Corporation as well as other shareholders.

The annual general and special meeting is your opportunity to vote on a number of important matters as well as hear first-hand about our performance and strategic plans for the future. The enclosed management information circular describes the business to be conducted at the meeting. Registered Ayr Shareholders and duly appointed proxyholders will be able to virtually attend, participate, vote (as applicable) and ask questions at the meeting online at https://web.lumiagm.com/289749708. Non-registered Ayr Shareholders who have not duly appointed themselves as their proxy will be able to virtually attend the Meeting only as guests and to listen to the webcast but not be able to participate, ask questions or vote at the Meeting.

Your participation in the meeting is important to us and we value your input as shareholders. You can vote by virtually attending the meeting online and voting, or alternatively via the Internet or by completing and returning the enclosed form of proxy or voting instruction form.

We look forward to welcoming you at the meeting and thank you for your continued support.

Sincerely,

Jonathan Sandelman President, Chief Executive Officer and Chairman of the Board of Directors

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	3
SUMMARY	7
GENERAL PROXY INFORMATION	8
Solicitation of Proxies	8
Appointment of Proxies	10
Voting of Proxies	11
Virtual Attendance and Participation in the Meeting	12
BUSINESS OF THE MEETING	14
1. PRESENTATION OF FINANCIAL STATEMENTS	14
2. ELECTION OF DIRECTORS	14
3. APPOINTMENT OF AUDITORS	23
4. AMENDMENT TO ARTICLES	23
OTHER BUSINESS	23
COMPENSATION DISCUSSION AND ANALYSIS	24
Overview and Objectives	24
Named Executive Officer and Director Compensation	25
Director Compensation	27
Employment, Consulting and Management Agreements	31
Termination and Change of Control Benefits	31
Compensation Governance	32
Report of C&CG Committee	33
Pension Plan Benefits	33
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	33
Board	33
Directorships	34
Orientation and Continuing Education	34
Ethical Business Conduct	34
Assessments	37
OTHER INFORMATION	37

ADDENDA

APPENDIX “A”	AMENDMENT RESOLUTION
APPENDIX “B”	PROPOSED AMENDED ARTICLES
APPENDIX “C”	AUDIT COMMITTEE CHARTER

(ii)

MANAGEMENT INFORMATION CIRCULAR

(All dollar amounts herein are in United States dollars, unless indicated otherwise)

INTRODUCTION

This management information circular (the “Circular”) is furnished in connection with the solicitation by management of Ayr Wellness Inc. (“Ayr”, the “Corporation” or “we”) of proxies for use at the annual general and special meeting of shareholders of the Corporation (“Ayr Shareholders”) to be held on June 24, 2021 at 11:00 a.m. (Eastern time), or any postponement(s) or adjournment(s) thereof (the “Meeting”), for the purposes set forth in the accompanying notice of the annual general and special meeting of shareholders (the “Notice of Meeting”).

Unless otherwise noted, references to “Ayr” and the “Corporation” refer to Ayr Wellness Inc. and its direct and indirect subsidiaries, predecessors and other entities controlled by them. Unless otherwise indicated, all references to “$” or “dollars” in this Circular refer to U.S. dollars. Certain totals, subtotals and percentages throughout this Circular may not reconcile due to rounding. Where applicable, references herein to the “Board” may, in addition to referring to the Corporation’s board of directors, also refer to the executive committee of the Corporation (the “Executive Committee”), as several of the Board’s functions are delegated to the Executive Committee. This Circular is dated May 27, 2021, and all information, unless indicated otherwise, is as at that date.

Due to the COVID-19 pandemic, the Meeting will be held as a completely virtual meeting conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information shareholders will need to virtually attend the Meeting online is provided below.

Ayr derives all or substantially all of its revenues from the cannabis industry in certain states of the United States, which industry is illegal under United States federal law. Ayr is directly involved (through its licensed subsidiaries) in the cannabis industry in the United States where local state laws permit such activities. Currently, its subsidiaries and managed entities are directly engaged in the manufacture, possession, use, sale or distribution of cannabis and/or holds licenses in the adult-use and/or medicinal cannabis marketplace in the States of Nevada, Massachusetts, Pennsylvania, Ohio, Arizona and Florida.

FORWARD-LOOKING STATEMENTS

This Circular and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws, including Canadian securities laws and United States securities laws (collectively, “forward-looking statements”). All information, other than statements of historical facts, included in this Circular and the documents incorporated by reference herein, including estimates, plans, expectations, opinions, forecasts, projections, targets and guidance, constitutes forward-looking information. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “pro forma”, “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “seeks”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the parties’ control, could affect operations, business, financial condition, performance and results of the parties that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to, the following:

•	the extent of the impact of COVID-19, including government and/or regulatory responses to the outbreak;

•	assumptions and expectations described in the Corporation’s critical accounting policies and estimates;

•	the adoption and impact of certain accounting pronouncements;

•	the number of users of cannabis or the size of the regulated cannabis market in the United States;

•	the potential time frame for the implementation of legislation to legalize and regulate medical or adult-use cannabis (and the consumer products derived from each of the foregoing) in the United States, and the potential form the legislation and regulations will take;

•	the Corporation’s future financial and operating performance and anticipated profitability;

•	future performance, results and terms of strategic initiatives, strategic agreements and supply agreements;

•	the market for the Corporation’s current and proposed products and services, as well as the Corporation’s ability to capture market share;

•	the benefits and applications of the Corporation’s products and services and expected sales thereof;

•	development of affiliated brands, product diversification and future corporate development;

•	anticipated investment in and results of research and development;

•	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;

•	future expenditures, strategic investments and capital activities;

•	the competitive landscape in which the Corporation operates and the Corporation’s market expertise;

•	the Corporation’s ability to comply with its debt covenants:

•	the Corporation’s ability to secure further equity or debt financing, if required;

•	changes in U.S. generally accepted accounting principles or in the interpretation thereof;

•	consistent or increasing pricing of various cannabis products;

•	the level of demand for cannabis products, including the Corporation’s products and third-party products sold by the Corporation;

•	the Corporation’s ability to mitigate risks relating to the cannabis industry, the larger economy, breaches of and unauthorized access to the Corporation’s systems and related cybersecurity risks, money laundering, costly litigation, and health pandemics;

•	the ability to gain appropriate regulatory approvals for announced acquisitions in the timeframe anticipated;

•	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;

•	the rollout of new dispensaries, including as to the number of planned dispensaries to be opened in the future and the timing and location in respect of the same, and related forecasts;

•	the Corporation’s ability to hit anticipated development targets of cultivation and production projects;

•	the ability to successfully integrate recent acquisitions;

•	the ability to develop the Corporation’s brand and meet growth objectives

•	the risk related to limited market data and difficulty to forecast results;

•	the concentrated voting control of the Corporation;

•	market volatility and the risks associated with selling of substantial amount of Equity Shares (as defined in this Circular);

•	product liability claims related to the products the Corporation cultivates, produces and sells;

•	other events or conditions that may occur in the future; and

•	management’s success in anticipating and managing the foregoing factors, as well as the risks described in the Corporation’s annual information form for the financial year ended December 31, 2020 and dated March 17, 2021.

No assurance can be given that these expectations will prove to be correct and such forward-looking information included in this Circular should not be unduly relied upon, and the Corporation does not undertake any obligation to revise or update any forward-looking information or statements other than as required by applicable law. In making these statements, in addition to those described above and elsewhere herein, the parties have made assumptions with respect to, without limitation, receipt of requisite regulatory approvals on a timely basis, receipt and/or maintenance of required licenses and third-party consents in a timely manner, successful integration of the Corporation’s and its subsidiaries’ operations, and no unplanned materially adverse changes to its facilities, assets, customer base and the economic conditions affecting the Corporation’s current and proposed operations. These assumptions, although considered reasonable by the Corporation at the time of preparation, may prove to be incorrect. In addition, the Corporation has assumed that there will be no material adverse change to the current regulatory landscape affecting the cannabis industry and has also assumed that the Corporation will remain compliant in the future with all state and local laws, regulations and rules imposed upon it by law. The Corporation’s forward-looking information is expressly qualified in its entirety by this cautionary statement.

Management’s Definition and Reconciliation of Non-U.S. GAAP Measures

Management reports certain non-United States Generally Accepted Accounting Practices (“U.S. GAAP”) measures that are used to evaluate the performance of its businesses and the performance of their respective segments, as well as to manage their capital structures. As non-U.S. GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable U.S. GAAP measure.

The Corporation references non-U.S. GAAP measures, including cannabis industry metrics, in certain of its publicly filed documents, including the 2021 Financial Statements (as defined in this Circular). Non-U.S. GAAP measures are not recognized measures under U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these are provided as additional information to complement those U.S. GAAP measures by providing further understanding of the results of the operations of the Corporation from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Corporation’s financial information reported under U.S. GAAP. Non-U.S. GAAP measures used to analyze the performance of the Corporation include “Adjusted EBITDA” and “Adjusted Gross Profit”.

The Corporation believes that these non-U.S. GAAP financial measures provide meaningful supplemental information regarding the Corporation’s performances and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of the Corporation’s operating performances and thus highlight trends in the Corporation’s core businesses that may not otherwise be apparent when solely relying on the U.S. GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents loss from operations, as reported, before interest and tax, adjusted to exclude non-recurring items, other non-cash items, including depreciation and amortization, and further adjusted to remove non-cash stock-based compensation, the accounting for the incremental costs to acquire cannabis inventory in a business combination, acquisition related costs, and start-up costs.

Adjusted EBITDA Reconciliation for the Three Months Ended March 31, 2021 and 2020

	Three Months Ended March 31,
	2021	2020
Loss from operations	(8,368,167)	(8,578,044)
Non-cash items accounting for inventory
Incremental costs to acquire cannabis inventory in a business combination	5,792,389	-

Interest	244,286	116,646
Depreciation and amortization (from statement of cash flows)	7,476,106	3,810,248
Acquisition costs	3,136,976	128,379
Stock-based compensation expense, non-cash	8,223,545	12,145,302
Start-up costs(1)	1,622,959	-
Other(2)	285,955	181,112
	26,782,216	16,381,687

Adjusted EBITDA (Non-U.S. GAAP)	18,414,049	7,803,643

Notes:

(1)	These are set-up costs to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations.
(2)	Other non-operating adjustments made to exclude the impact of non-recurring items.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported, adjusted to exclude the accounting for the incremental costs to acquire cannabis inventory in a business combination and start-up costs.

Adjusted Gross Profit Reconciliation for the Three Months Ended March 31, 2021 and 2020

($ in millions)	Three Months Ended March 31,
	2021	2020
Gross profit	24.5	16.7

Incremental costs to acquire cannabis inventory in a business combination	5.8	0.0
Start-up costs (within COGS)	1.2	0.0

Adjusted gross profit (Non-U.S. GAAP)	31.4	16.7

SUMMARY

The following is a summary of certain information contained in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information and financial statements, including the notes thereto contained elsewhere in this Circular and the attached Appendices all of which are important and should be reviewed carefully. All dollar amounts refer to U.S. dollars unless indicated otherwise.

Date, Time and Place of the Meeting

The Meeting is scheduled to be held virtually via live audio webcast on Thursday, June 24, 2021 at 11:00 a.m. (Eastern time). Only Ayr Shareholders of record at 5:00 pm (Eastern time) on May 14, 2021 will be entitled to receive notice of and vote (as applicable) at the Meeting, or any adjournment(s) or postponement(s) thereof.

Business of the Meeting

The Meeting will be held for the purposes of:

1.	receiving the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2020, together with the auditors’ report thereon;

2.	electing directors for the ensuing year;

3.	appointing auditors for the ensuing year;

4.	considering, and if thought advisable, adopting a special resolution (the full text of which is reproduced as Appendix “A” to this management information circular dated May 27, 2021 (this “Circular”)) to approve the proposed amendment of the articles of Ayr (the “Amendment Resolution”) (the full text of which, blacklined to show changes from the current version, is included as Appendix “B” to this Circular), to revise certain defined terms to better reflect applicable statutory provisions and to make certain other administrative changes (collectively, the “Articles Amendment”); and

5.	transacting such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Amendment Resolution will be required to be approved by a special resolution of the Corporation’s subordinate voting shares (“Subordinate Voting Shares”), restricted voting shares (“Restricted Voting Shares”), limited voting shares (“Limited Voting Shares”, and collectively with the Subordinate Voting Share and Restricted Voting Shares, “Equity Shares”) and multiple voting shares (“Multiple Voting Shares”, and together with the Equity Shares, “Shares”), voting together as if they were a single class of shares.

See “Business of the Meeting – Amendment to Articles”.

Holders of Limited Voting Shares are not entitled to vote on the election of directors.

Recommendation of the Board with Respect to the Amendment Resolution

The Board has unanimously determined that the Articles Amendment is in the best interests of the Corporation. Accordingly, the Board has unanimously approved the Articles Amendment and unanimously recommends that the Ayr Shareholders vote FOR the Amendment Resolution.

GENERAL PROXY INFORMATION

Virtual Only Meeting

Out of an abundance of caution, to proactively deal with the unprecedented public health impact of the novel coronavirus disease, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold our Meeting in a virtual only format, which will be conducted via live audio webcast. All shareholders, regardless of their geographic location, will have an equal opportunity to participate in the Meeting and engage with directors and management of the Corporation as well as with other shareholders.

Solicitation of Proxies

This Circular is sent in connection with the solicitation by the management of the Corporation of proxies to be used at the annual general and special meeting of shareholders of the Corporation to be held on Thursday, June 24, 2021 (the “Meeting”), from 11:00 a.m. (Eastern time), in a virtual only format which will be conducted via live audio webcast at https://web.lumiagm.com/289749708, and for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”), and at any adjournment(s) or postponement(s) thereof. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, facsimile or other personal contact by officers or other employees of the Corporation. The cost of the solicitation will be borne by the Corporation other than the cost of solicitation of the Objecting Beneficial Shareholders (as defined herein). See the section entitled “Advice to Beneficial Ayr Shareholders” below.

A form of proxy is a document that authorizes someone to virtually attend the Meeting and cast your vote(s) for you. If you are a registered Ayr Shareholder, the Corporation has included a form of proxy with this Circular. It should be used to appoint a proxyholder. The contents and the sending of this Circular have been approved by the Board.

The Corporation does not intend to pay for intermediaries to forward to Objecting Beneficial Shareholders under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) the proxy-related materials and Form 54-101F7 - Request for Voting Instructions Made by Intermediary, so in the case of an Objecting Beneficial Shareholder, the Objecting Beneficial Shareholder will not receive the materials unless the Objecting Beneficial Shareholder’s intermediary assumes the cost of delivery.

Voting Shares and Principal Ayr Shareholders

The authorized capital of the Corporation consists of an unlimited number of Equity Shares and an unlimited number of Multiple Voting Shares, all without par or nominal value.

As of May 14, 2021, there were 7,249,017 Subordinate Voting Shares, 3,552,530 Restricted Voting Shares, 37,002,237 Limited Voting Shares and 3,696,486 Multiple Voting Shares issued and outstanding. Each Equity Share entitles its holder to one vote and each Multiple Voting Share entitles its holder to 25 votes (subject in the case of Mercer Park CB, L.P. (“Mercer”), to the terms of the voting agreement with the Corporation dated as of June 26, 2019 (which may be found on Ayr’s profile on SEDAR at www.sedar.com)) with respect to the matters voted at the Meeting, other than in connection with the election of directors of the Corporation for the ensuring year, in respect of which the Limited Voting Shares do not have any entitlement to vote.

As of May 14, 2021 (the “Record Date”), there were 6,328,709 Exchangeable Shares (as defined below), 9,504,575 warrants (each exercisable on a one-for-one basis into Equity Shares) (“Warrants”) and 131,930 rights (“Rights”) (each convertible on a one-for-one-tenth basis into Equity Shares) of the Corporation issued and outstanding. The Class B common stock (the “Exchangeable Shares”) of CSAC Acquisition Inc. (“CSAC AcquisitionCo”), a subsidiary of Ayr, is exchangeable on a one-for-one basis, at the option of the holder, in accordance with their terms and the terms specified in the applicable Exchange Rights Agreement into Equity Shares. The Exchangeable Shares are not entitled to vote at meetings of Ayr Shareholders.

Holders of Equity Shares and Multiple Voting Shares whose names are registered on the respective lists of shareholders of the Corporation as at the close of business (Toronto time) on the Record Date will be entitled to exercise the voting rights attached to the Equity Shares and Multiple Voting Shares, respectively, in respect of which they are so registered at the Meeting, or any adjournment(s) or postponement(s) thereof, if virtually present or represented by proxy thereat. As of the Record Date, there were (i) an aggregate of 47,803,784 votes attached to the Equity Shares entitled to be voted in respect of the appointment of the auditors of the Corporation for the ensuing year and the Amendment Resolution, (ii) 7,249,017 votes attached to the Subordinate Voting Shares and 3,552,530 votes attached to the Restricted Voting Shares entitled to be voted in respect of the election of the directors for the ensuing year, and (iii) 92,412,150 votes attached to the Multiple Voting Shares entitled to be voted in respect of all items of business at the Meeting.

At the Meeting, Ayr Shareholders will be asked to consider, and if deemed advisable, approve the Amendment Resolution and the other matters of business outlined in the Notice of Meeting. Holders of Limited Voting Shares do not have any entitlement to vote in respect of the election of the directors of the Corporation. The Amendment Resolution will be required to be approved by a special resolution of the holders of the Equity Shares and the Multiple Voting Shares, voting together as if they were a single class of shares.

To the knowledge of the directors and officers of the Corporation, other than as set forth below, no person owns beneficially, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation, as at the Record Date (unless otherwise as of a date specified below).

Name of Shareholder	Number and Type of Shares as of the Record Date	Percentage of Class of Outstanding Shares of the Record Date	Percentage of All Outstanding Shares as of the Record Date
Mercer Park CB, L.P.(1)	26,218 Equity Shares 3,677,626 Multiple Voting Shares	Approximately 0.05% of all issued and outstanding Equity Shares Approximately 99.49% of all issued and outstanding Multiple Voting Shares	Approximately 7.19% of all issued and outstanding Shares
(1)	Mercer, Ayr’s former sponsor, is an affiliate of the Corporation. Jonathan Sandelman beneficially owns such securities of Ayr, as Mercer is a limited partnership of which Mercer Park CB GP, LLC is the general partner, and which is indirectly controlled by Mr. Sandelman. Mercer may be considered a control person pursuant to applicable Canadian securities laws.

Participation in the Meeting

Registered Ayr Shareholders and duly appointed proxyholders who participate in the Meeting online will be able to listen to the Meeting, ask questions and, as applicable, vote, all in real time, provided they are connected to the Internet and comply with all of the requirements set out in the sections below entitled “Voting of Proxies”, “Virtual attendance and Participation in the Meeting” and “Asking Questions”. Beneficial Ayr Shareholders who have not duly appointed themselves as their proxy will be able to virtually attend the Meeting only as guests and to listen to the webcast but not be able to participate, ask questions or vote at the Meeting.

Appointment of Proxies

The persons named as proxyholders in the enclosed form of proxy are directors and officers of the Corporation (the “Ayr proxyholders”). Each shareholder has the right to appoint a person other than the Ayr proxyholders to represent such shareholder at the Meeting (including beneficial Ayr Shareholders who wish to appoint themselves as proxyholder to participate or vote at the Meeting). In order to appoint such other person (a “third party proxyholder”), the Ayr Shareholder must submit his, her or its proxy or voting instruction form (as applicable) appointing such third party proxyholder and register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed after you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to virtually attend, participate or vote at the Meeting.

•	Step 1: Submit your proxy or voting instruction form:

To appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

If you are a beneficial shareholder and wish to virtually participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary and register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary.

If you are a beneficial shareholder located in the United States and wish to participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described below under the section entitled “Virtual Attendance and Participation in the Meeting”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey Trust Company (“Odyssey”), Ayr’s transfer agent and registrar. Requests for registration from beneficial Ayr Shareholders located in the United States that wish to participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail to ayr@odysseytrust.com and received by no later than 11:00 a.m. (Eastern time) on the second business day preceding the day of the Meeting (being Tuesday, June 22, 2021) or any adjournment(s) or postponement(s) thereof.

A proxy will not be valid unless the completed form of proxy is received by Odyssey (Odyssey Trust Company, Attn: Proxy Department, 67 Yonge St, Suite 702, Toronto, Ontario M5E 1J8) not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment(s) or postponement(s) thereof. Proxies delivered after that time will not be accepted. The deadline for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

•	Step 2: Register your proxyholder:

To register a proxyholder, Ayr Shareholders must send an email to ayr@odysseytrust.com by 11:00 a.m. (Eastern time) on Tuesday, June 22, 2021, and provide Odyssey with the required proxyholder contact information, amount of shares appointed, name in which the shares are registered if they are a registered Ayr Shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to virtually attend, participate or vote at the Meeting.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will, on any ballot that may be called for, vote (or withhold from voting) the Shares in respect of which they are appointed as proxies in accordance with the instructions of the Ayr Shareholders appointing them. If an Ayr Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. If no instructions are given as to how to vote on a particular issue to be decided at the Meeting, or if both choices have been specified by the Ayr Shareholder, the Shares will be voted FOR the election of the nominees of the Board as directors, FOR the appointment of MNP LLP as auditors and FOR the Amendment Resolution (as set out in Appendix “A”).

Pursuant to the special rights and restrictions attached to such class of shares, the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election of the directors of the Corporation.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. If any such amendment or other business properly comes before the Meeting, or any postponement(s) or adjournment(s) thereof, the persons named in the enclosed form of proxy will vote in accordance with their best judgment on such matters or business. As of the date hereof, management of the Corporation knows of no such amendment, variation or other business to come before the Meeting.

Voting of Proxies

Ayr Shareholders may vote by proxy before the Meeting or vote at the Meeting, as described below:

1.	Voting by proxy before the Meeting

You may vote before the Meeting by completing your form of proxy or voting instruction form in accordance with the instructions provided therein. Beneficial Ayr Shareholders should also carefully follow all instructions provided by their intermediaries to ensure that their Shares are voted at the Meeting. Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to virtually attend the Meeting and vote on your behalf.

The Ayr proxyholders named in the enclosed form of proxy will vote (or withhold from voting) the Shares in respect of which they are appointed as proxies in accordance with your instructions, including on any ballot that may be called. If there are changes to the items of business or new items properly come before the Meeting, or any adjournment(s) or postponement(s) thereof, a proxyholder can vote as he or she sees fit.

You can appoint someone else to be your proxy. This person does not need to be an Ayr Shareholder. See the section above entitled “Appointment of Proxies”.

There are two ways for registered Ayr Shareholders to vote by proxy before the Meeting:

(a)	Internet voting – You may vote by logging on to the website indicated on the form of proxy (https://odysseytrust.com/login/ and clicking VOTE). Please follow the website prompts that allow you to vote your Equity Shares and Multiple Voting Shares, as applicable, and confirm that your instructions have been properly recorded.

(b)	Return your form of proxy by mail – You may vote by completing, signing and returning the form of proxy in the postage-paid envelope provided.

Proxies, whether submitted through the Internet or by mail as described above, must be received by Odyssey (Odyssey Trust Company, Attn: Proxy Department, 67 Yonge St, Suite 702, Toronto, Ontario M5E 1J8) no later than 11:00 a.m. (Eastern time) on the second business day preceding the day of the Meeting (being Tuesday, June 22, 2021) or any adjournment(s) thereof or postponement(s). Your Shares will be voted in accordance with your instructions as indicated on the proxy. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

2.	Voting at the Meeting

Registered Ayr Shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below. See the section entitled “Virtual Attendance and Participation in the Meeting”.

Pursuant to the special rights and restrictions attached to such class of shares, the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election of the directors of the Corporation.

Beneficial Ayr Shareholders who have not duly appointed themselves as their proxy will be able to virtually attend the Meeting only as guests and to listen to the webcast but not be able to participate, ask questions or vote at the Meeting. This is because the Corporation and Odyssey, our transfer agent, do not have a record of the beneficial Ayr Shareholders of the Corporation, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as your proxy. If you are a beneficial Ayr Shareholder and wish to vote at the Meeting, you have to appoint yourself as your proxy, by inserting your own name in the space provided on the voting instruction form sent to you and you must follow all of the applicable instructions, including the deadline, provided by your intermediary. See the sections entitled “Appointment of Proxies” and “Virtual Attendance and Participation in the Meeting”.

Virtual Attendance and Participation in the Meeting

The Corporation is holding the Meeting in a virtual only format, which will be conducted via live audio webcast. Ayr Shareholders will not be able to virtually attend the Meeting in person. Virtually attending the Meeting online enables registered Ayr Shareholders and duly appointed proxyholders, including beneficial Ayr Shareholders who have duly appointed themselves as their proxy, to participate in the Meeting and ask questions, all in real time. Registered Ayr Shareholders and duly appointed proxyholders can vote at the appropriate times during the Meeting.

In order to participate or vote at the Meeting (including for voting and asking questions at the Meeting), Ayr Shareholders must have a valid Username. Registered Ayr Shareholders and duly appointed proxyholders will be able to virtually attend, participate and vote at the Meeting online at https://web.lumiagm.com/289749708. Such persons may then enter the Meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting.

•	Registered Ayr Shareholders: The 12-digit control number located on the form of proxy is the Username. The Password to the Meeting is “ayr2021” (case sensitive). If, as a registered Ayr Shareholder, you are using your control number to login to the Meeting and you have previously voted prior to voting cutoff, you do not need to vote again at the meeting. Should you wish to vote at the meeting, you will be revoking any and all previously submitted proxies for the Meeting.

•	Duly appointed proxyholders: Odyssey will provide the proxyholder with a Username by e-mail after the voting deadline has passed. The Password to the Meeting is “ayr2021” (case sensitive). Only registered Ayr Shareholders and duly appointed proxyholders will be entitled to participate and vote at the Meeting. Beneficial Ayr Shareholders who have not duly appointed themselves as proxyholder will be able to virtually attend the Meeting only as guests and to listen to the webcast but not be able to participate, ask questions or vote at the Meeting. Ayr Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting (including beneficial Ayr Shareholders who wish to appoint themselves as proxyholder to participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “How do I appoint a third party as proxy?”.

Ayr Shareholders will be allowed to log in as early as 30 minutes before the start time on June 24, 2021. The virtual Meeting platform is supported across internet browsers (e.g Edge, Firefox, Chrome, and Safari) and devices (e.g., desktops, laptops, tablets, and cell phones). If you intend to join the live audio webcast, you should ensure that you have a strong WiFi or Internet connection from wherever you intend to join and participate in the virtual Meeting. We encourage you to access the virtual Meeting before it begins, and you should give yourself plenty of time to log in and ensure that you can hear streaming audio prior to the start of the Meeting.

Asking Questions

If you want to ask questions during the Meeting, log into the virtual meeting platform at https://web.lumiagm.com/289749708, click on the double chat bubble icon, type your question into the chat field, and click the send arrow button.

Questions pertinent to Meeting matters will be answered during the Meeting, subject to time constraints of two-minute limits per question and two questions per shareholder. Questions that are unrelated to the proposals under discussion, use blatantly offensive language or are regarding personal matters, including those related to employment, product or service issues, or suggestions for product innovations, will not be answered by the Chair or management.

Advice to Beneficial Ayr Shareholders

You are a registered Ayr Shareholder if your Equity Shares are registered directly in your name with the Corporation’s transfer agent. You may hold your Equity Shares in the form of a physical share certificate or through the direct registration system (DRS) on the records of the Corporation’s transfer agent in electronic form. You are a beneficial shareholder if the Equity Shares you beneficially own are registered either: (i) in the name of an intermediary that you deal with in respect of your Equity Shares, such as securities dealers or brokers, banks, trust companies and trustees or administrators of self-administered RRSPs, TFSAs, RRIFs, RESPs and similar plans, or (ii) in the name of a clearing agency of which the intermediary is a participant. In accordance with NI 54-101, the Corporation has distributed copies of the Notice of Meeting, this Circular and the form of proxy to the clearing agencies and intermediaries for onward distribution to beneficial Ayr Shareholders. Intermediaries are required to forward such notices to beneficial Ayr Shareholders, and often use a service company (such as Broadridge in Canada) for this purpose.

Only registered Ayr Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. If you receive more than one Notice of Meeting, form of proxy or voting instruction form, it means that you have multiple accounts with brokers or other nominees or with the Corporation’s transfer agent, as applicable, through which you hold Equity Shares. The voting process is different for registered Ayr Shareholders and Beneficial Ayr Shareholders. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial Ayr Shareholders in order to ensure that their Equity Shares are voted at the Meeting. Please follow the instructions carefully and vote or provide voting instructions for all of the Equity Shares you own. In all cases, Beneficial Ayr Shareholders should carefully follow the instructions of their intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

Pursuant to the special rights and restrictions attached to such class of shares, the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election of the directors of the Corporation.

Applicable regulatory policy requires intermediaries to seek voting instructions from beneficial Ayr Shareholders in advance of meetings unless the Beneficial Ayr Shareholders have waived the right to receive Meeting materials. Management of the Corporation does not intend to pay for an Intermediary to deliver the Meeting Materials to beneficial Ayr Shareholders who have objected to their Intermediary disclosing ownership information about them to the Corporation (“Objecting Beneficial Shareholders”). Objecting Beneficial Shareholders will not receive the Meeting Materials unless the Objecting Beneficial Shareholder’s intermediary assumes the costs of delivery.

Revocation of Proxies

If you are a registered Ayr Shareholder, you may revoke your proxy by delivering an instrument in writing executed by the shareholder (or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation) to the offices of Odyssey at (Odyssey Trust Company, Attn: Proxy Department, 67 Yonge St, Suite 702, Toronto, Ontario M5E 1J8) at any time up to and including the last business day preceding the day of the Meeting (or, if adjourned or postponed, any reconvening thereof), or in any other manner provided by law. Your new instructions will revoke your earlier instructions.

If, as a registered Ayr Shareholder, you are using your Username to log in to the Meeting, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot.

If you are a beneficial Ayr Shareholder and wish to revoke previously provided voting instructions, you should carefully follow the instructions provided by your intermediary. Intermediaries may set deadlines for the receipt of revocation notices that are farther in advance of the Meeting than those set out above and, accordingly, any such revocation should be completed well in advance of the deadline prescribed in the proxy card or voting instruction form to ensure it is given effect at the Meeting.

Voting Deadline

If voting by proxy, your proxy must be received by the transfer agent (Odyssey Trust Company, Attn: Proxy Department, 67 Yonge St, Suite 702, Toronto, Ontario M5E 1J8) no later than 11:00 a.m. (Eastern time) on the second business day preceding the day of the Meeting (being Tuesday, June 22, 2021) or any adjournment(s) or postponement(s) thereof. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

The Corporation reminds Ayr Shareholders that only the most recently dated voting instructions will be counted and any prior dated instructions will be disregarded.

Voting Questions

Registered Ayr Shareholders may contact Odyssey, the transfer agent, at www.odysseycontact.com or 1-587-885-0960, for any voting questions.

BUSINESS OF THE MEETING

The Meeting will cover the following items of business:

1.	PRESENTATION OF FINANCIAL STATEMENTS

The Corporation’s audited consolidated financial statements as at and for the year ended December 31, 2020, together with the notes thereto and the independent auditor’s report thereon (collectively, the “2020 Financial Statements”), can be found on SEDAR at www.sedar.com under the Corporation’s profile.

2.	ELECTION OF DIRECTORS

The articles of the Corporation provide that the Board shall consist of a minimum of three and a maximum of fifteen directors, with the number between such limits to be determined by the Board from time to time. The Board has determined that the Board following the Meeting will consist of six (6) directors. All of the nominees are currently members of the Board and have been members since the dates indicated below. If prior to the Meeting, any of the nominees shall be unable or, for any reason, become unwilling to serve as a director, it is intended that the discretionary power granted by the form of proxy or voting instruction form shall be used to vote for any other person or persons as directors. Each director is elected for a one-year term ending at the next annual meeting of shareholders or when his or her successor is elected, unless he or she resigns or his or her office otherwise becomes vacant. The Board and management of the Corporation have no reason to believe that any of the said nominees will be unable or will refuse to serve, for any reason, if elected to office.

The tables found in the section entitled “Nominees for Election” provide the profile of the nominees proposed for election to the Board. Included in these tables is information relating to each nominee’s experience, qualifications, areas of expertise, attendance at Board and committee meetings, ownership of Ayr securities, as well as other public company board memberships. As you will note from the enclosed form of proxy or voting instruction form, shareholders may vote for each director individually.

Pursuant to the special rights and restrictions attached to such class of shares, the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election of the directors of the Corporation.

The Board recommends that the holders of the Subordinate Voting Shares, Restricted Voting Shares and Multiple Voting Shares vote FOR the election as director of each nominee whose name is set out below.

Unless a proxy specifies that the Shares it represents should be withheld from voting for the election of a particular nominee as director, the management appointees named in the accompanying form of proxy and voting instruction form intend to vote FOR such election.

Nominees for Election

Jonathan Sandelman	Chairman, Chief Executive Officer, Director and Corporate Secretary
Jonathan (Jon) Sandelman is the Chief Executive Officer of Mercer Park, L.P., the parent of Mercer, Ayr’s former sponsor. Prior to this role, he was Chief Executive Officer and Chief Investment Officer of Sandelman Partners, LP. Previously, he was the President of Bank of America Securities and former Head of Debt and Equities at Banc of America Securities. While at Banc of America Securities, he served as a member of the company’s Operating Committee, Banc of America Securities Leadership Committee and The Global Corporate and Investment Banking Compensation Committee. As Head of Debt and Equities, Mr. Sandelman was responsible for all of market risk and the strategic direction of the firm’s trading, distribution and new products development efforts. He oversaw the firm’s capital markets function in coordination with the head of banking. Mr. Sandelman began his career with Banc of America Securities in 1998 as head of the Equity Financial Products business, and he became head of Equities in 2002. He was appointed President of Banc of America Securities in early 2004. Prior to joining Banc of America, he was deputy head of Global Equities and Managing Director of equity derivatives and proprietary trading at Salomon Brothers and a member of the firm’s Risk Management Committee and Compensation Committee. Mr. Sandelman has been honored with Risk Magazine’s prestigious “Derivative Superstar” award and Derivative Magazine’s “Derivative Person of the Year.” Mr. Sandelman earned a Bachelor of Science (BS) from Adelphi University and earned a law degree (Juris Doctor) from Cardozo School of Law.

Age: 63	Board/Committee Membership	Attendance[1]		Other Public Board Memberships
	Board	2/2	100%	Entity	Since
Residence: New York, USA	Executive Committee	2/2	100%	Mercer Park Brand Acquisition Corp.	May 2019
Not Independent	Audit Committee	4/4[2]	100%
Director since: September 25, 2017	Compensation, Nominating and Corporation Governance Committee	2/2[3]	100%

1 Reflects Board and Board committee meeting attendance in respect of the previous 12-month period from the date hereof.

2 Mr. Sandelman resigned from the Audit Committee on May 10, 2021.

3 Mr. Sandelman resigned from the Compensation, Nominating and Corporation Governance Committee on May 10, 2021.

Acquisition Committee	N/A	N/A
Disclosure Policy Committee	N/A	N/A
Value of Total Compensation Received as Director[4]
Year ended December 31, 2020	Nil

Securities Held as of the Record Date5 6

Equity Shares / Multiple Voting Shares (#)	Market Value of Equity Shares / Multiple Voting Shares ($)	Awards (#)	Value of Vested In-the- Money Awards ($)	Warrants (#)	Market Value of Warrants ($)	Rights (#)	Market Value of Rights ($)
26,218 Equity Shares / 3,677,626 Multiple Voting Shares	C$862,310.02 / C$120,957,119	1,894,250 Restricted Exchangeable Shares	C$14,343,717	2,894,058	C$60,775,218.00	Nil	N/A

Charles Miles	Director
Charles (Charlie) Miles is a Managing Director at Recapture Partners, which is a venture capital company that advises, invests and raises money in early stage Fintech companies. Prior to this role, he worked at Bloomberg LLP as an equity option trader. Prior to his tenure at Bloomberg, he was a volatility arbitrage hedge fund portfolio manager and Managing Director at Deutsche Bank. He also was a portfolio manager at Del Mar Asset Management, and started his own hedge fund, Claris Capital Management. He began his career at Salomon Brothers, where he was involved in equity research, quantitative portfolio management and equity derivatives sales and management. As a Managing Director at Salomon Brothers and Citibank, he ran one of the most successful equity derivatives sales teams on Wall Street during a time of unprecedented growth in the product. Mr. Miles received his Bachelor of Arts in Economics and Political Science from Middlebury College.

4 Excluding equity-based incentive awards.

5 The securities attributed to Mr. Sandelman in the following table include securities held by Mercer, over which Mr. Sandelman exercises direction or control.

6 Market values of securities held calculated as of the Record Date.

Age: 60	Board/Committee Membership	Attendance[7]		Other Public Board Memberships
	Board	2/2	100%	Entity	Since
Residence: New York, USA	Executive Committee	2/2	100%	Mercer Park Brand Acquisition Corp.	May 2019
	Audit Committee	4/4	100%
Independent	Compensation, Nominating and Corporation Governance Committee	2/2	100%
Director since: September 25, 2017	Acquisition Committee	N/A	N/A
	Value of Total Compensation Received as Director[8]
	Year ended December 31, 2020	US$58,000

Securities Held as of the Record Date9

Equity Shares / Multiple Voting Shares (#)	Market Value of Equity Shares / Multiple Voting Shares ($)	Awards (#)	Value of Vested In-the- Money Awards ($)	Warrants (#)	Market Value of Warrants ($)	Rights (#)	Market Value of Rights ($)
54,000 Equity Shares / 9,430 Multiple Voting Shares	C$1,776,060.00/ C$310,152.70	2,750 Restricted Exchangeable Shares	C$46,392	Nil	N/A	Nil	N/A

Chris R. Burggraeve	Director

Chris R. Burggraeve is the founder and chief executive officer of Vicomte LLC, which is a brand management company that advises corporations, start-ups, private equity firms and family offices. Prior to founding Vicomte, Mr. Burggraeve spent five years as the Global Chief Marketing Office of Anheuser-Busch InBev SA/NV. He has also served in a number of senior marketing and general management roles with The Coca-Cola Company throughout Europe and Eurasia, and as a brand manager at Procter and Gamble Company. Mr. Burggraeve is a global business marketer turned investor, entrepreneur, advisor, board member and adjunct faculty member of the NYU School of Business, and has nearly 30 years of expertise merging brand management, societal context, and profit and loss statements. As one of the early consumer packaged goods industry leaders to have actively recognized the importance and potential of the cannabis industry, he co-founded Toast Holdings in 2016, the parent company of Aspen-born cannabis pre-roll brand ToastTM. Mr. Burggraeve is also the Chairman of greenRush, an online marketplace for legally purchasing cannabis in the United States. He holds a Master’s degree in Economics and Business from KU Leaven, a Master’s degree in European Economics from the Centre Européen Universitaire de Nancy and a TRIUM Global Executive Master’s degree in Business Administration from (collectively) New York University – Stern School of Business, the London School of Economics and HEC Paris.

7 Reflects Board and Board committee meeting attendance in respect of the previous 12-month period from the date hereof.

8 Excluding equity-based incentive awards.

9 Market values of securities held calculated as of the Record Date.

Age: 56	Board/Committee Membership	Attendance[10]		Other Public Board Memberships
Residence: New York, NY	Board	2/2	100%	N/A
Independent	Executive Committee	2/2	100%
Director since: December 17, 2018	Audit Committee	2/2	100%
	Value of Total Compensation Received as Director[11]
	Year ended December 31, 2020	US$50,000

Securities Held as of the Record Date12

Equity Shares / Multiple Voting Shares (#)	Market Value of Equity Shares / Multiple Voting Shares ($)	Awards (#)	Value of Vested In-the- Money Awards ($)	Warrants (#)	Market Value of Warrants ($)	Rights (#)	Market Value of Rights ($)
8,500 Equity Shares	C$279,565.00	2,750 Restricted Exchangeable Shares	C$46,392	Nil	N/A	Nil	N/A

10 Reflects Board and Board committee meeting attendance in respect of the previous 12-month period from the date hereof.

11 Excluding equity-based incentive awards.

12 Market values of securities held calculated as of the Record Date.

Louis F. Karger	Director

Louis F. Karger is the sole Manager and founder of Panther Residential Investments LLC and Panther Residential Management LLC. Both companies focus on the acquisition, development, management and sale of multi-family apartment properties in the Southeast United States. Panther Residential Investments LLC also serves as the Manager of many affiliated real estate entities (collectively with Panther Residential Investments LLC and Panther Residential Management LLC, the “PRM Group Companies”). Mr. Karger is responsible for the overall direction, vision and leadership of the PRM Group Companies with a focus on investment strategies, capital and debt financings, and determining new development objectives. In addition, he oversees the PRM Group Companies’ day-to-day operations and the execution of its overall business, management and development strategy. To date, the PRM Group Companies has acquired over 9,000 residential apartment units with a total transaction value of over $2 billion. Mr. Karger is also a Director and the Treasurer of Sira Naturals, Inc. (“Sira”) and is a co-founder of (i) Compass Realty Associates, LLC, a private equity real estate firm that owns and manages approximately one million square feet of property throughout the New England region, and (ii) Compass Realty Partners, LLC, a $72 million real estate investment fund. Mr. Karger holds a Bachelor of Science degree from the Boston University School of Hospitality Administration.

Age: 49	Board/Committee Membership	Attendance[13]		Other Public Board Memberships
Residence: Needham, MA	Board	2/2	100%	N/A

Not Independent	Executive Committee	2/2	100%
Director since May 24, 2019

	Value of Total Compensation Received as Director[14]
	Year ended December 31, 2020	Nil

Securities Held as of the Record Date15

Equity Shares / Multiple Voting Shares (#)	Market Value of Equity Shares / Multiple Voting Shares ($)	Awards (#)	Value of Vested In-the-Money Awards ($)	Warrants (#)	Market Value of Warrants ($)	Rights (#)	Market Value of Rights ($)
16,742 Equity Shares[16]	C$550,644.38	Nil	N/A	Nil	N/A	Nil	N/A

13 Reflects Board and Board committee meeting attendance in respect of the previous 12-month period from the date hereof.

14 Excluding equity-based incentive awards.

15 Market values of securities held calculated as of the Record Date.

16 Mr. Karger also indirectly owns 275,979 Exchangeable Shares held through Green Partners Investor LLC and Green Partners

Glenn Isaacson	Director

Glenn is currently a Vice Chairman in the mid-town offices of Cushman & Wakefield. He was an executive Vice President at CBRE, Inc. from 1992-2016 and prior to that he spent 11 years at Newmark and Company. He has worked in commercial real estate for over 37 years and divides his time equally with non-profit and for-profit companies. Glenn joined the board of amfAR, the American Foundation for Aids Research, in October 2019. He graduated from Florida Southern College with a B.S. in Finance and a minor in economics.

Age: 62	Board/Committee Membership	Attendance[17]		Other Public Board Memberships
Residence: New York, NY	Board	2/2	100%	N/A
Independent	Executive Committee	1/2	50%
Director since: August 25, 2020	Audit Committee	2/2[18]	100%
	Compensation, Nominating and Corporation Governance Committee	2/2	100%

	Value of Total Compensation Received as Director[19]
	Year ended December 31, 2020	US$50,000

Securities Held as of the Record Date20

Equity Shares / Multiple Voting Shares (#)	Market Value of Equity Shares / Multiple Voting Shares ($)	Awards (#)	Value of Vested In-the-Money Awards ($)	Warrants (#)	Market Value of Warrants ($)	Rights (#)	Market Value of Rights ($)
121,539 Equity Shares	C$3,997,417.71	Nil	N/A	Nil	N/A	Nil	N/A

Sponsor I, LLC.

17 Reflects Board and Board committee meeting attendance in respect of the previous 12-month period from the date hereof.

18 Mr. Isaacson was appointed to the Audit Committee on August 25, 2020.

19 Excluding equity-based incentive awards.

20 Market values of securities held calculated as of the Record Date.

William Pfeiffer	Director

William Pfeiffer is a highly experienced attorney, governmental strategist and owner of multiple businesses with a strong record of leadership and achievement in the legislative, executive and judicial branches of Florida government as well as private business. He possesses an excellent record of solving high-level, complex business, legal, legislative and regulatory issues while maintaining trusted relationships with seasoned business leaders and key decision-makers in various levels of government. As Executive Director of the Florida Senate, Bill was actively involved in evaluating a multitude of state government programs and prioritizing Florida’s US$70 billion annual budget. As Assistant Secretary of State for the Florida Department of State, Bill directly managed the department’s US$150 million annual budget and its 1,200 employees. As an Administrative Law Judge in Florida, Bill routinely evaluated and critically assessed the detailed financial statements, proposals and projections of healthcare companies seeking authority to build large-scale CON hospital and healthcare related facilities in Florida.

Age: 54	Board/Committee Membership	Attendance[21]		Other Public Board Memberships
Residence: Tallahassee, FL	Board	2/2	100%	N/A
Independent
Director since: April 25, 2021

Value of Total Compensation Received as Director[22]
Year ended December 31, 2020	US$45,000

Securities Held as of the Record Date23

Equity Shares / Multiple Voting Shares (#)	Market Value of Equity Shares / Multiple Voting Shares ($)	Awards (#)	Value of Vested In-the-Money Awards ($)	Warrants (#)	Market Value of Warrants ($)	Rights (#)	Market Value of Rights ($)
Nil[24]	N/A	Nil	N/A	Nil	N/A	Nil	N/A

21 Reflects Board and Board committee meeting attendance in respect of the previous 12-month period from the date hereof.

22 Excluding equity-based incentive awards.

23 Market values of securities held calculated as of the Record Date.

24 Mr. Pfeiffer holds 59,664 Exchangeable Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation and based upon information provided by the proposed director nominees, none of the Corporation’s proposed director nominees is, as at the date of this Circular, or has been, within the 10 years prior to the date of this Circular: (a) a director, chief executive officer or chief financial officer of any company (including the Corporation) that, while such person was acting in that capacity (or within a year of that person ceasing to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), (i) was subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case, for a period of more than 30 consecutive days, or (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) a director or executive of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, transaction or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of the Corporation and based upon information provided by the proposed director nominees, except for the following, none of the Corporation’s proposed director nominees has (a) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director nominee.

Conflicts of Interest

To the best of the Corporation’s knowledge, other than as disclosed below and elsewhere in this Circular, there are no known existing or potential material conflicts of interest among the Corporation or a subsidiary of the Corporation and a director or officer of the Corporation or a subsidiary of the Corporation as a result of their outside business interests except that: (i) certain of the Corporation’s or its subsidiaries’ directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Corporation and their duties as a director or officer of such other companies, and (ii) certain of the Corporation’s or its subsidiaries’ directors and officers have portfolio investments consisting of minority stakes in businesses that may compete directly or indirectly with the Corporation or act as a customer of, or supplier to, the Corporation. The BCBCA requires, among other things, that the directors and executive officers of the Corporation act honestly and in good faith with a view to the best interest of the Corporation, to disclose any personal interest which they may have in any material contract or transaction which is proposed to be entered into with the Corporation and, in the case of directors, to abstain from voting as a director for the approval of any such contract or transaction. To the extent that conflicts of interest arise, such conflicts are required to be resolved in accordance with the provisions of the BCBCA.

Certain of the directors of the Corporation are formerly vendors of certain of the Corporation’s businesses, namely Louis Karger for Sira, and so while it is possible that a dispute may arise pursuant to the respective definitive agreement in connection with such acquisition, there are no current material disputes or claims.

Directors’ and Officers’ Liability Insurance

The Corporation maintains directors’ and officers’ liability insurance for its directors, officers and the Corporation. The current policies have an aggregate limit of $5,000,000 for the term May 24, 2021 to May 24, 2022. Protection is provided to directors and officers with no deductible for any actual or alleged neglect, misstatement, errors, omissions, or other wrongful acts during the course of their duties or capacity as such. Under the insurance coverage, the Corporation is not reimbursed for payments which it is required or permitted to make to its directors and officers for indemnification of securities and non-securities related claims.

3.	APPOINTMENT OF AUDITORS

At the Meeting, Ayr Shareholders will be asked to appoint MNP LLP (“MNP”) to hold office as the Corporation’s auditor until the close of the next annual meeting of shareholders and to authorize the Board to fix the auditor’s remuneration. MNP has served as the auditor of the Corporation (including its predecessor) since 2017. The Board adopted an updated Audit Committee charter attached as Appendix “C” to this Circular.

The Board recommends that you vote FOR the appointment of MNP as auditor and the authorization of the Board to fix the auditor’s remuneration.

Unless a proxy specifies that the Shares it represents should be withheld from voting for the appointment of the auditor, the management appointees named in the accompanying form of proxy and voting instruction form intend to vote FOR the appointment of MNP as auditor of the Corporation and authorizing the Board to fix the auditor’s remuneration.

Auditors’ Fees

The aggregate fees billed for professional services by MNP for each of the last two fiscal periods were as follows:

Audit Fees – The aggregate audit fees billed by MNP were approximately $490,000 for fiscal 2020 and $530,000 for fiscal 2019. These services consisted of professional services rendered for the annual audit of the Corporation’s consolidated financial statements and the quarterly reviews of the Corporation’s interim financial statements, consultation concerning financial reporting and accounting standards, and services provided in connection with statutory and regulatory filings or engagements (including in connection with the Corporation’s base shelf prospectus dated December 17, 2020 (which was amended and restated on February 24, 2021)).

4.	AMENDMENT TO ARTICLES

Pursuant to the Amendment Resolution, Ayr proposes to approve the Articles Amendment, which amends and restates its articles (the “Amended Articles”), as further described in this Circular, in order to revise certain defined terms to better reflect applicable statutory provisions and to make certain other administrative changes (collectively, the “Articles Amendment”).

The Board has unanimously determined that the Articles Amendment is in the best interests of the Corporation and has unanimously approved the Articles Amendment. The Board recommends that you vote FOR the Amendment Resolution.

Unless a proxy specifies that the Shares it represents should be voted against the Amendment Resolution, the management appointees named in the accompanying form of proxy and voting instruction form intend to vote FOR the Amendment Resolution.

For a full text of the Amended and Restated Articles, blacklined to show changes from the current version, refer to Appendix “B” hereto.

OTHER BUSINESS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote on the same in accordance with their best judgment of such matters.

COMPENSATION DISCUSSION AND ANALYSIS

Overview and Objectives

An issuer’s “named executive officers” are comprised of its Chief Executive Officer and Chief Financial Officer (or individuals who serve in similar capacities), and up to its three most highly compensated executive officers (other than the Chief Executive Officer and Chief Financial Officer), whose total compensation for the financial year ended December 31, 2020 was, individually, more than C$150,000, as determined in accordance with applicable securities regulations (collectively, the “Named Executive Officers” or “NEOs”). The Named Executive Officers of the Corporation for the financial year ended December 31, 2020 were Jonathan Sandelman as Chairman, Chief Executive Officer and Corporate Secretary, Brad Asher as Chief Financial Officer, Jennifer Drake as Co-Chief Operating Officer, Jason Griffith as Co-Chief Operating Officer, and Jamie Mendola, as Head of Strategy and M&A. The Corporation had (i) no employment agreements with any of its NEOs, and (ii) no consulting agreements with any of its directors or NEOs for the financial year ended December 31, 2020. Mercer Park, L.P., an affiliate of Mr. Sandelman, entered into a management agreement with the Corporation on May 24, 2019 (the “Management Agreement”) to provide consulting and management advisory services to the Corporation. See “Compensation Discussion and Analysis – Employment, Consulting and Management Agreements”.

The primary objectives of the Corporation’s compensation strategy are (i) to provide fair compensation to the Corporation’s executive officers, in light of their qualifications, experience and duties with the Corporation and compensation received by their industry peers, (ii) to provide incentive to executive officers to sustain and improve corporate performance, and (iii) generally to seek to align the interests of the executive officers and senior employees with those of the Corporation’s securityholders. The strategy is also intended to seek to ensure that the Corporation has in place programs to attract, retain and develop management of a high caliber and provide a process for the orderly succession of management.

The process for determining executive compensation is as follows. Compensation is discussed and awarded by the Executive Committee without reference to any specific pre-determined goals, benchmarks, peer groups or other criteria. As the Corporation’s Chief Executive Officer is a member of the Corporation’s Executive Committee, executive officers have a degree of input into compensation issues considered by the Executive Committee. The primary goal in making specific compensation awards is to reward performance, both individually and at the corporate level, and to provide incentive for future performance.

The Corporation’s executive compensation has two primary components: (i) cash compensation; and (ii) equity-based incentive awards. Each of the Corporation’s Named Executive Officers receive cash compensation, which is determined by the Executive Committee. The primary goal in setting cash compensation is to provide sufficient compensation to motivate the recipient to continue with the Corporation. Otherwise, cash compensation is determined primarily on an ad hoc basis for both incumbent executive officers and new hires. The amounts paid to Named Executive Officers for the years ended December 31, 2020 and 2019 as disclosed in the Summary Compensation Table below, were considered appropriate in meeting the Corporation’s compensation objectives for the year. It is anticipated that the Corporation’s future compensation awards will continue to be influenced by the objectives of the Corporation to reward performance and provide incentive, as set forth in the foregoing. Perquisites and personal benefits are not a significant element of compensation of the Corporation’s NEOs.

Equity-based incentive awards are granted by the Executive Committee on an ad hoc basis and are weighted more towards the incentive element of the Corporation’s compensation strategy. The Corporation considers the use of equity-based incentive awards to be significant in attracting, motivating and retaining employees at all levels. The Corporation has adopted a formal equity incentive plan (the “Equity Incentive Plan”) under which specific grants of awards are made. In making specific grants to individuals, a number of factors are considered including, but not limited to (i) the number of awards already held by the individual, (ii) a fair balance between the number of awards held by the individual and the other executives and employees of the Corporation, in light of their respective duties and responsibilities, and (iii) the value of the awards as a component of the individual’s overall compensation package. Total grants are also limited by the number of awards available from time to time under the Equity Incentive Plan and any other security-based compensation arrangements of the Corporation or any of its subsidiaries. Equity-based incentive awards granted to a specific director are not voted on by that director.

Named Executive Officer and Director Compensation

Summary Compensation Table

The following table and notes thereto provide a summary of the compensation paid to the NEOs and directors of the Corporation for the financial years ended December 31, 2020 and 2019. As the Corporation was a special purpose acquisition corporation prior to May 24, 2019, there is no compensation information to report with respect to years prior to the financial year ended December 31, 2019.

Table of Compensation Excluding Equity-Based Incentive Awards
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Jonathan Sandelman[25]	2020	$425,000	$425,000	Nil	Nil	Nil	Nil
Chairman, Chief Executive Officer and Corporate Secretary	2019	$257,328	Nil	Nil	Nil	Nil	$257,328
Brad Asher	2020	$250,000	$250,000	Nil	Nil	Nil	Nil
Chief Financial Officer	2019	$131,113	Nil	Nil	Nil	Nil	$131,113
Jennifer Drake	2020	$375,000	$375,000	Nil	Nil	Nil	Nil
Co-Chief Operating Officer	2019	$227,055	Nil	Nil	Nil	Nil	$227,055
Jamie Mendola	2020	$350,000	$350,000	Nil	Nil	Nil	Nil
Head of Strategy and M&A	2019	$211,917	Nil	Nil	Nil	Nil	$211,917
Jason Griffith	2020	$375,000	$375,000	Nil	Nil	Nil	Nil
Co-Chief Operating Officer	2019	$48,287	Nil	Nil	Nil	Nil	$48,287
Charles Miles	2020	Nil	Nil	Nil	Nil	Nil	Nil
Director	2019	Nil	Nil	$35,118	Nil	Nil	$35,118
Chris R. Burggraeve	2020	Nil	Nil	Nil	Nil	Nil	Nil
Director	2019	Nil	Nil	$30,274	Nil	Nil	$30,274
Louis F. Karger	2020	Nil	Nil	Nil	Nil	Nil	Nil
Director	2019	Nil	Nil	Nil	Nil	Nil	Nil
Steve Menzies	2020	Nil	Nil	Nil	Nil	Nil	Nil
Director	2019	Nil	Nil	Nil	Nil	Nil	Nil
Glenn Isaacson	2020	Nil	Nil	Nil	Nil	Nil	Nil
Director	2019	N/A	N/A	N/A	N/A	N/A	N/A

Equity-Based Incentive Awards

The following table and notes thereto provide a summary of the equity-based incentive awards outstanding for the NEOs and directors of the Corporation for the financial years ended December 31, 2020 and 2019.

25 Mr. Sandelman did not receive any additional compensation for his role as a director of the Corporation.

Equity-Based Incentive Awards
Name and position	Year	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)		Closing price of security or underlying security at year end ($)		Expiry date
Jonathan Sandelman[26]	2020	N/A	Nil	N/A	N/A	N/A		N/A		N/A
Chairman, Chief Executive Officer and Corporate Secretary	2019	RSU	850,250	5/24/2019	Nil	C$	24.79	C$	11.72	N/A
Brad Asher	2020	RSU	125,000	5/24/2020	Nil	C$	11.75	C$	30.25	N/A
Chief Financial Officer	2019	N/A	Nil	N/A	N/A	N/A		N/A		N/A
Jennifer Drake	2020	N/A	Nil	N/A	N/A	N/A		N/A		N/A
Co-Chief Operating Officer	2019	RSU	1,700,750	5/24/19	Nil	C$	24.79	C$	11.72	N/A
Jamie Mendola	2020	N/A	Nil	N/A	N/A	N/A		N/A		N/A
Head of Strategy and M&A	2019	RSU	637,800	5/24/19	Nil	C$	24.79	C$	11.72	N/A
Jason Griffith	2020	RSU	212,600	5/24/2020	Nil	C$	11.75	C$	30.25	N/A
Co-Chief Operating Officer	2019	RSU	212,600	5/24/19	Nil	C$	24.79	C$	11.72	N/A
Charles Miles	2020	N/A	Nil	N/A	N/A	N/A		N/A		N/A
Director	2019	RSU	2,750	5/24/19	Nil	C$	24.79	C$	11.72	N/A
Chris R. Burggraeve	2020	N/A	Nil	N/A	N/A	N/A		N/A		N/A
Director	2019	RSU	2,750	5/24/19	Nil	C$	24.79	C$	11.72	N/A
Louis F. Karger	2020	N/A	Nil	N/A	N/A	N/A		N/A		N/A
Director	2019	N/A	Nil	N/A	N/A	N/A		N/A		N/A
Steve Menzies	2020	N/A	Nil	N/A	N/A	N/A		N/A		N/A
Director	2019	N/A	Nil	N/A	N/A	N/A		N/A		N/A
Glenn Isaacson	2020	N/A	Nil	N/A	N/A	N/A		N/A		N/A
Director	2019	N/A	Nil	N/A	N/A	N/A		N/A		N/A

Exercise of Equity-Based Incentive Awards

The following table and notes thereto provides a summary of each exercise by a NEO or director of equity-based incentive awards during the financial year ended December 31, 2020.

26 Mr. Sandelman did not receive any additional compensation for his role as a director of the Corporation.

Exercise of Equity-Based Incentive Awards by NEOs and Directors
Name and position	Year	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Jonathan Sandelman[27]	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Chairman, Chief Executive Officer and Corporate Secretary	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brad Asher	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Chief Financial Officer	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Jennifer Drake	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Co-Chief Operating Officer	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Jamie Mendola	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Head of Strategy and M&A	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Jason Griffith	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Co-Chief Operating Officer	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Charles Miles	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Director	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Chris R. Burggraeve	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Director	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Louis F. Karger	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Director	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Steve Menzies	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Director	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Glenn Isaacson	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Director	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Director Compensation

Independent directors may be compensated by director’s fees in cash if approved by the Executive Committee and management of the Corporation. The granting of equity-based incentive awards provides a link between director compensation and the price of the Equity Shares. Equity-based incentive awards may be awarded to independent directors when they are first elected by shareholders or appointed by the Executive Committee and periodically thereafter. Mr. Sandelman is not compensated for his membership on the Board or the Executive Committee.

In making a determination as to whether a grant of equity-based incentive awards is appropriate, and if so, the number of awards that should be granted, the Executive Committee as a whole gives consideration to: (i) the number and terms of outstanding equity-based incentive awards held by the director; (ii) current and expected future contributions of the director; (iii) the potential dilution to shareholders and the cost to the Corporation; (iv) general industry standards; and (v) the limits imposed by the terms of the Equity Incentive Plan. The Corporation currently considers the granting of equity-based incentive awards to be the best method of compensating independent directors as it allows the Corporation to reward each director’s efforts to increase value for shareholders without requiring the Corporation to use cash from its treasury (subject to any required withholding tax payments). Directors are reimbursed for any out-of-pocket travel expenses incurred in order to attend meetings of the Board, committees of the Board or meetings of the Corporation’s securityholders. The Corporation has obtained customary director and officer insurance and has entered into indemnification agreements with its directors pursuant to which the Corporation has agreed to indemnify its directors to the extent permitted by applicable law.

Equity Incentive Plan

The Equity Incentive Plan received approval from the Corporation’s directors on December 10, 2018, was ratified by the Corporation’s shareholders on March 18, 2019 and was amended and restated on May 2, 2021. All capitalized terms used in this section that are not otherwise defined have the meanings ascribed to them in the Equity Incentive Plan, which is available under the Corporation’s profile at www.sedar.com.

27 Mr. Sandelman did not receive any additional compensation for his role as a director of the Corporation.

Purpose

The purpose of the Equity Incentive Plan is to enable the Corporation and its affiliated companies to: (i) attract and retain employees, officers, consultants, advisors and non-employee directors capable of assuring the future success of the Corporation, (ii) offer such persons incentives to put forth maximum efforts for the success of the Corporation’s business, (iii) compensate such persons through various stock-based arrangements and provide them with opportunities for stock ownership, thereby aligning the interests of such persons and the Corporation’s securityholders.

The Equity Incentive Plan permits the grant of (i) nonqualified stock options (“NQSOs”) and incentive stock options (“ISOs”) (collectively, “Options”), (ii) restricted stock units (“RSUs”), (iii) performance compensation awards, and (iv) unrestricted stock bonuses or purchases, which are referred to herein collectively as “Awards”, all as more fully described below.

The Executive Committee has the power to manage the Equity Incentive Plan and may delegate such power at its discretion to any other committee of the Board, including the compensation, nominating and corporation governance committee (the “C&CG Committee”).

Eligibility

Any non-employee director of the Corporation or any employee, officer, consultant, independent contractor or advisor providing services to the Corporation or any affiliate of the Corporation, or any such person to whom an offer of employment or engagement with the Corporation or any affiliate is extended, are eligible to participate in the Equity Incentive Plan if selected by the Executive Committee (the “Participants”). The basis of participation of an individual under the Equity Incentive Plan, and the type and amount of any Award that an individual is be entitled to receive under the Equity Incentive Plan, is be determined by the Executive Committee based on its judgment as to the best interests of the Corporation and its securityholders.

The maximum number of Equity Shares that may be issued under the Equity Incentive Plan and any other Security Based Compensation Arrangements (as defined in the rules and policies of the Canadian Stock Exchange (the “CSE”) in effect from time to time) shall not exceed 12% of the total number of Fully-Diluted Shares issued and outstanding from time to time. For the purposes hereunder, “Fully-Diluted Shares” means the aggregate Equity Shares and Multiple Voting Shares issued and outstanding, including: (i) the Equity Shares issuable on exchange of the Exchangeable Shares; (ii) the Equity Shares issuable on exchange of the Warrants (excluding in respect of the cashless exercise feature thereof and provided such Warrants are not determined to be “out of the money” by the Board as at the date of grant of the applicable Award(s)); and (iii) the Equity Shares issuable on conversion of the Rights; but shall exclude the Equity Shares issuable pursuant to Awards granted thereunder and pursuant to any restricted Exchangeable Shares (or Equity Shares issuable upon the exchange thereof) awarded by CSAC AcquisitionCo.

To the extent that section 2.25 of National Instrument 45-106 – Prospectus Exemptions applies to an Award or to the issuance of Equity Shares pursuant thereto: (i) after a grant, the number of Equity Shares, calculated on a fully-diluted basis, reserved for issuance under Options granted to (A) any one Related Person (as defined under the Equity Incentive Plan) shall not exceed 5% of the total number of Equity Shares that are outstanding at the time of the grant, or (B) Related Persons shall not exceed 10% of the total number of Equity Shares that are outstanding at the time of the grant; and (ii) after a grant, the number of Equity Shares, calculated on a fully-diluted basis, issued within any 12 months to (A) any one Related Person and the Associates (as defined under the Equity Incentive Plan) of such Related Person shall not exceed 5% of the total number of Equity Shares that are outstanding at the time of the grant, or (B) Related Persons shall not exceed 10% of the total number of Equity Shares that are outstanding at the time of the grant.

The maximum number of Equity Shares that may be issued under the Equity Incentive Plan to the Corporation’s non-executive directors, as a whole, or the number of securities that may be issuable on exercise of the Awards granted to the Corporation’s non-executive directors, as a whole, as compensation within any one-year period, may not exceed 1% of the total number of Fully-Diluted Shares at the time of grant, subject to adjustment in the Equity Incentive Plan. The Executive Committee will not grant Options to any one non-executive director in which the aggregate fair market value (determined as of the time the Options are granted) of such Options during any calendar year (under the Equity Incentive Plan and all other plans of the Corporation and its affiliates) shall exceed $100,000, or will not grant Awards in which the aggregate fair market value (determined as of the time the Awards are granted) of the Equity Shares in respect to which the Awards are exercisable by such non-executive director during any calendar year (under the Equity Incentive Plan and all other plans of the Corporation and its affiliates) shall exceed C$150,000.

Any shares subject to an Award under the Equity Incentive Plan that are not purchased or are forfeited, cancelled, expire unexercised, are settled in cash, or are used or withheld to satisfy tax withholding obligations of a Participant shall again be available for Awards under the Equity Incentive Plan. Financial assistance or support agreements may be provided by the Corporation or any related entity to Participants in connection with grants under the Equity Incentive Plan, including full, partial or non-recourse loans if approved by the Executive Committee (with interested persons abstaining, if applicable).

In the event of any dividend (other than a regular cash dividend) or other distribution (whether in the form of cash, Equity Shares, other securities or other property), recapitalization, forward stock split, reverse stock split, reorganization, plan of arrangement, merger, amalgamation, consolidation, split-up, spin-off, combination, repurchase or exchange of Equity Shares or other securities of the Corporation, issuance of Warrants, Rights or other rights to acquire Equity Shares or other securities of the Corporation, or other similar corporate transaction or event which affects the Equity Shares or unusual or nonrecurring events affecting the Corporation or the financial statements of the Corporation, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, the Executive Committee may, subject to any required regulatory or Canadian Securities Exchange approvals, make such adjustment which it deems appropriate in its discretion in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Equity Incentive Plan, to (i) the number and kind of Equity Shares (or other securities or other property) that may thereafter be issued in connection with Awards, (ii) the number and kind of Equity Shares (or other securities or other property) subject to outstanding Awards, (iii) the purchase price or exercise price relating to any Award or, if deemed appropriate, make provision for a cash payment with respect to any outstanding Award, and/or (iv) any share limit set forth in the Equity Incentive Plan.

CSAC AcquisitionCo has also established an equity plan through which awards of restricted Exchangeable Shares may be granted to service providers to CSAC AcquisitionCo and their affiliates (the “CSAC AcquisitionCo Plan”). To the extent any awards of restricted Exchangeable Shares are granted by CSAC AcquisitionCo under the CSAC AcquisitionCo Plan or any other such equity plan(s), the number of restricted Exchangeable Shares granted by CSAC AcquisitionCo will reduce the number of Equity Shares that may be awarded under the Equity Incentive Plan on a one-for-one basis. If any restricted Exchangeable Shares awarded under a CSAC AcquisitionCo equity plan are forfeited, cancelled, or are used or withheld to satisfy tax withholding obligations of an award recipient, any such Exchangeable Shares that are forfeited, cancelled, used or withheld will not be treated as reducing the number of Equity Shares that are available for Awards under the Equity Incentive Plan.

Awards

Options

The Executive Committee is authorized to grant Options to purchase Equity Shares that are either ISOs (meaning they are intended to satisfy the requirements of Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”)), or NQSOs (meaning they are not intended to satisfy the requirements of Section 422 of the Code). Options granted under the Equity Incentive Plan are subject to the terms and conditions established by the Executive Committee. Options granted under the Equity Incentive Plan are subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Executive Committee and specified in the applicable award agreement. The maximum term of an Option granted under the Equity Incentive Plan is ten years from the date of grant (or five years in the case of an ISO granted to a 10% shareholder). Payment in respect of the exercise of an Option may be made in cash or by cheque, by surrender of unrestricted shares (at their fair market value on the date of exercise) or by such other method as the Executive Committee may determine to be appropriate.

RSUs

RSUs are granted in reference to a specified number of Equity Shares and entitle the holder to receive, on achievement of specific performance goals established by the Executive Committee or after a period of continued service with the Corporation or its affiliates or any combination of the above as set forth in the applicable award agreement, one Equity Share for each such Equity Share covered by the RSU; provided, that the Executive Committee may elect to pay cash, or part cash and part Equity Shares in lieu of delivering only Equity Shares. The Executive Committee may, in its discretion, accelerate the vesting of RSUs. Unless otherwise provided in the applicable award agreement or as may be determined by the Executive Committee upon a Participant’s termination of employment or service with the Corporation, the unvested portion of the RSUs will be forfeited and re-acquired by the Corporation for cancellation at no cost.

Unrestricted Stock Bonuses or Purchases

The Executive Committee is authorized to grant unrestricted Equity Shares as consideration for services rendered to the Corporation or an affiliate in the prior calendar year, or may offer a Participant the opportunity to purchase unrestricted Equity Shares for cash consideration equal to the fair market value of the unrestricted Equity Shares.

Dividend Equivalents

The Executive Committee is authorized to grant dividend equivalents, under which the holder shall be entitled to receive payments (in cash, Equity Shares, other securities or other property, as determined by the Executive Committee) equivalent to the amount of cash dividends paid by the Corporation to holders of Equity Shares with respect to a number of Equity Shares determined by the Executive Committee. Subject to the terms of the Equity Incentive Plan and any applicable award agreement, such dividend equivalents may have such terms and conditions as the Executive Committee shall determine. Notwithstanding the foregoing, (i) the Executive Committee may not grant dividend equivalents to Participants in connection with grants of Options or other Awards, the value of which is based solely on an increase in the value of the Equity Shares after the date of grant of such Award, and (ii) dividend and dividend equivalent amounts may be accrued but shall not be paid unless and until the date on which all conditions or restrictions relating to such Award have been satisfied, waived or lapsed.

Restricted Exchangeable Shares

Any restricted Exchangeable Shares awarded under the CSAC AcquisitionCo Plan or any other such equity plan(s) will reduce the number of Equity Shares that may be awarded under the Equity Incentive Plan on a one-for-one basis. If any restricted Exchangeable Shares so awarded are forfeited, cancelled, or are used or withheld to satisfy tax withholding obligations of an award recipient thereunder, any such restricted Exchangeable Shares that are forfeited, cancelled, used or withheld will thereafter not be treated as reducing the number of Equity Shares that are available for Awards under the Equity Incentive Plan.

General

The maximum term of the Awards to be granted under the Equity Incentive Plan is 10 years.

The Executive Committee may impose restrictions on the vesting, exercise or payment of an Award as it determines appropriate. Generally, no Awards (other than fully vested and unrestricted Equity Shares issued pursuant to any Award) granted under the Equity Incentive Plan shall be transferable except by will or by the laws of descent and distribution. No Participant shall have any rights as a shareholder with respect to Equity Shares covered by Options or RSUs, unless and until such Awards are settled in Equity Shares.

No Option is exercisable, no Equity Shares may be issued, no certificates, registration statements or electronic positions for Equity Shares may be delivered and no payment may be made under the Equity Incentive Plan except in compliance with all applicable laws and CSE and any other regulatory requirements.

The Executive Committee may amend, alter, suspend, discontinue or terminate the Equity Incentive Plan and the Executive Committee may amend any outstanding Award at any time; provided that (i) such amendment, alteration, suspension, discontinuation, or termination shall be subject to any applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange, including receipt of any required approval from the governmental entity or stock exchange, including the CSE, and (ii) subject to the following paragraph, no such amendment or termination may materially and adversely alter or impair the Awards then outstanding without the Award holder’s written consent. The Executive Committee may, without prior approval of shareholders, correct any defect, supply any omission or reconcile any inconsistency in the Equity Incentive Plan or in any Award or award agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the Equity Incentive Plan. The Equity Incentive Plan also provides for the issuance of Equity Shares in lieu of bonuses.

In the event of any reorganization, merger, amalgamation, consolidation, split-up, spin-off, combination, plan of arrangement, take-over bid or tender offer, repurchase or exchange of Equity Shares or other securities of the Corporation or any other similar corporate transaction or event involving the change of control of the Corporation (or if the Corporation shall enter into a written agreement to undergo such a transaction or event), the Executive Committee may, in its sole discretion, take such measures or make such adjustments in regards to any securities granted pursuant to the Equity Incentive Plan, as it deems appropriate, as further described in the Equity Incentive Plan. Notwithstanding the foregoing, upon a corporate transaction or event involving the change of control of the Corporation, all securities granted pursuant to the Equity Incentive Plan shall immediately vest.

Awards granted to U.S. persons under the Equity Incentive Plan will not be registered under the U.S. Securities Act of 1933, as amended, and will be issued under an exemption from registration therefrom. Such securities may be subject to transfer restrictions and a holding period imposed by applicable U.S. securities laws.

Tax Withholding

The Corporation may take such action as it deems appropriate to ensure that all applicable federal, state, provincial, local and/or foreign payroll, withholding, income or other tax obligations are met.

Employment, Consulting and Management Agreements

The Corporation had (i) no employment agreements with any of its NEOs, and (ii) no consulting agreements with any of its directors or NEOs for the financial year ended December 31, 2020.

Mercer Park, L.P., an affiliate of Mr. Sandelman, entered into the Management Agreement to provide consulting and management advisory services to the Corporation. The management fee is paid monthly and varied based on actual costs incurred by Mercer Park, L.P. when providing the Corporation administrative support, management services, office space and utilities. The Management Agreement is a month-to-month arrangement. Each of Jonathan Sandelman, Brad Asher, Jennifer Drake, Jamie Mendola and Jason Griffith are employed and compensated directly by Mercer Park, L.P. pursuant to the Management Agreement, which compensation is reimbursed by the Corporation. For the year ended December 31, 2020, the Corporation incurred management fees of $3,875,612.

Termination and Change of Control Benefits

Other than as set out below, there are no contracts, agreements, plans or arrangements whereby any current NEO or director is entitled to receive payments from the Corporation in the event of (i) the resignation, retirement or other termination of the NEO’s or director’s services with the Corporation, (ii) a change of control of the Corporation, or (iii) a change in the NEO’s responsibilities.

Under the terms of the Management Agreement and Mercer’s change in control severance plan (the “Plan”), which was approved by the Board on August 13, 2019, employees of Mercer, which includes Mr. Sandelman, Brad Asher, Jennifer Drake, Jamie Mendola and Jason Griffith, are eligible to receive a lump sum cash payment payable by the Corporation equal to 150% of the sum of (i) the employee’s annual base salary, plus (ii) the annual cash bonus paid or payable to the employee for the prior calendar year in the event that such employees are subject to a “Qualifying Termination” (as such term is defined in the Plan) by Mercer in connection with a change of control of the Corporation.

Compensation Governance

The Corporation has established the C&CG Committee, the members of which are Jonathan Sandelman, Charles Miles and Chris R. Burggraeve. The members of the C&CG Committee are appointed annually by the Executive Committee, and each member of the C&CG Committee serves at the pleasure of the Executive Committee until the member resigns, is removed, or ceases to be a member of the Executive Committee.

To fulfil its role in overseeing the Corporation’s approach to compensation issues, the C&CG Committee should:

(i)	review and approve corporate goals and objectives relevant to the compensation of the Corporation’s Chief Executive Officer;

(ii)	evaluate the performance of the Corporation’s Chief Executive Officer in light of those corporate goals and objectives, and make recommendations to the Executive Committee with respect to the compensation level of the Corporation’s Chief Executive Officer based on its evaluation;

(iii)	review the recommendations to the C&CG Committee of the Corporation’s Chief Executive Officer respecting the appointment, compensation and other terms of employment of the Corporation’s Chief Financial Officer, all senior management reporting directly to the Corporation’s Chief Executive Officer and all other officers appointed by the Executive Committee and, if advisable, approve and recommend for Executive Committee approval, with or without modifications, any such appointment, compensation and other terms of employment;

(iv)	administer and interpret the Corporation’s Award agreements and its policies respecting the grant of Awards or the sale of securities thereunder, and review and recommend for approval of the Executive Committee the grant of Awards thereunder and the terms thereof;

(v)	review the Corporation’s pension and retirement transactions, if any, in light of the overall compensation policies and objectives of the Corporation;

(vi)	review employment agreements, if any, between the Corporation and the Corporation’s Chief Executive Officer, and between the Corporation and executive officers, and amendments to the terms of such agreements shall be subject to review and recommendation by the C&CG Committee and approval by the Executive Committee;

(vii)	review management’s policies and practices respecting the Corporation’s compliance with applicable legal prohibitions, disclosure requirements or other requirements on making or arranging for personal loans to senior officers or directors or amending or extending any such existing personal loans or transactions;

(viii)	recommend to the Executive Committee for its approval the terms upon which directors shall be compensated, including the Chairman (if applicable) and those acting as committee chairs and committee members;

(ix)	review on a periodic basis the terms of and experience with the Corporation’s executive compensation programs for the purpose of determining if they are properly coordinated and achieving the purpose for which they were designed and administered;

(x)	review executive compensation disclosure before the Corporation publicly discloses such information;

(xi)	submit a report to the Executive Committee on human resources matters at least annually; and

(xii)	prepare an annual report for inclusion in the Corporation’s annual management information circular to shareholders respecting the process undertaken by the committee in its review of compensation issues and prepare a recommendation in respect of the compensation of the Corporation’s Chief Executive Officer.

Report of C&CG Committee

Determination of Compensation of Executive Directors

The C&CG Committee believes that much of the Corporation’s success to date and future potential is directly attributable to the efforts, unique skills and experience of Jonathan Sandelman, the Corporation’s Chairman, Chief Executive Officer and Corporate Secretary. The C&CG Committee believes it is essential to the continued success of the Corporation, both over the long and short-term, to retain and appropriately motivate valued executives and has designed their compensation packages accordingly.

As part of its mandate, the C&CG Committee reviewed trends in executive compensation and oversaw compliance with applicable laws. The C&CG Committee reviewed and approved the Chief Executive Officer’s annual corporate goals and individual objectives, assessed his performance in light of his goals and objectives, and recommended his compensation to the independent members of the Executive Committee for approval. It also reviewed and approved the compensation structure and evaluation process for other executive officers, assessed their performance and recommended their compensation to the Executive Committee for approval.

The C&CG Committee also believes that it is essential to the continued success of the Corporation to retain and properly motivate the other executive officers of the Corporation: Jennifer Drake as Co-Chief Operating Officer, Jason Griffith as Co-Chief Operating Officer, Brad Asher as Chief Financial Officer, and Jamie Mendola as Head of Strategy and M&A.

The C&CG Committee believes that such salaries are comparable to the annual base salaries paid to executives of similar abilities having similar duties in companies comparable in industry, size, complexity and revenues to the Corporation and, accordingly, will be sufficient to retain the Corporation’s executive officers over the short-term.

Compensation of the Chief Executive Director

Mr. Sandelman’s compensation is summarized in the Summary Compensation table set out above. Compensation matters relating to the Chief Executive Officer are approved by the Executive Committee on the recommendation of the C&CG Committee.

Mr. Sandelman’s base salary for fiscal 2020 was $425,000. This salary was set at a level necessary to enable the Corporation to retain an executive with the appropriate experience and qualifications to lead the Corporation.

Pension Plan Benefits

The Corporation does not have a pension plan or provide any benefits following or in connection with retirement. In addition, the Corporation does not have a deferred compensation plan.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Under the Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), the Corporation is required to disclose certain information relating to its corporate governance practices, as set forth below.

Board

The Corporation currently has four non-executive directors who the Corporation believes to be independent within the meaning of NI 58-101. The four independent directors of the Corporation are Charles Miles, Chris R. Burggraeve, Glenn Isaacson and William Pfeiffer. Each of Jonathan Sandelman, who serves as Chairman, Chief Executive Officer, Director and Corporate Secretary of the Corporation, and Louis Karger, who was formerly a vendor of, and serves as director and the treasurer of Sira, one of the Corporation’s businesses, are not considered to be independent given their current or recent status as executive officers of the Corporation or former vendors of certain of the Corporation’s businesses.

Directorships

The following directors of the Corporation currently serve on the board of directors of other issuers that are reporting issuers (or the equivalent) which are set out below:

Director	Reporting Issuer (Exchange)
Jonathan Sandelman	Mercer Park Brand Acquisition Corp. (NEO:BRND.A.U)
Charles Miles	Mercer Park Brand Acquisition Corp. (NEO:BRND.A.U)

Orientation and Continuing Education

Following appointment, new directors of the Corporation are provided with an initial orientation regarding the nature and orientation of the Corporation’s business and the affairs of the Corporation and as to the role of the Board and its committees. As part of such orientation, new directors are provided with historic information, current strategic plans for the Corporation and information summarizing issues relating to the Corporation. New directors are also briefed by the Chief Executive Officer, the Chief Financial Officer and/or the Co-Chief Operating Officers of the Corporation and by the Chair of the committees of the Board to which they are appointed, if any. In addition, the Corporation will make available any documents or personnel as may be requested by a new director in order to assist with the orientation and onboarding to the Board.

Although the Corporation has not adopted formal policies respecting continuing education for Board members, new directors are encouraged to communicate with the Corporation’s management and auditors to keep themselves current with industry trends and developments with management’s assistance, and to attend related industry seminars and visit the Corporation’s operations. In addition, the Board and its committees receive periodic updates from management and external advisors, as applicable, as to new developments in regard to corporate governance, industry trends, changes in legislation and other issues affecting the Corporation.

Ethical Business Conduct

The Board has adopted an insider trading policy (the “Insider Trading Policy”) and a disclosure policy (the “Disclosure Policy”).

The Insider Trading Policy applies to all directors, managers, officers and employees of the Corporation and its subsidiaries, and other person engaged in business of professional activity with or on behalf of the Corporation and its subsidiaries (including consultants, independent contractors and advisors, and family members, spouses or dependent children of such individuals), and seeks to inform such individuals, and reinforce the Corporation’s prohibition against insider trading, tipping, speculating, short-selling, puts and calls. It also outlines restrictions on trading of the Corporation’s securities, including without limitation, during black-out periods to allow for appropriate dissemination of the Corporation’s financial statements, as well as reporting requirements for insiders.

The Disclosure Policy seeks to reinforce the Corporation’s commitment to compliance with the continuous disclosure obligations imposed by applicable Canadian securities law and regulations and the rules of the CSE, with an aim to seeking to ensure that all communications to the investing public about the business and affairs of the Corporation are informative, timely, factual and accurate, and consistent and disseminated in accordance with all applicable legal and regulatory requirements. It also seeks to promote effective communication with securityholders and encourage their participation at general meetings or during investor conference calls. The Disclosure Policy applies to all directors, managers, officers, employees, and contractors of, and consultants to, the Corporation or its subsidiaries, including of Mercer Park L.P., who have access to confidential corporate information of the Corporation, as well as those persons designated from time to time by the Chief Executive Officer to communicate on behalf of the Corporation.

The Board expects its directors, officers and employees to act ethically at all times. Each director of the Corporation must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest. In addition, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest. The Corporation’s C&CG Committee is responsible for reviewing investigations and any resolutions of complaints received under any policies of the Corporation on conflicts of interest and ethics and report periodically to the Board thereon.

Further, the Corporation’s businesses are subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of marijuana, including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Achievement of the Corporation’s business objectives is contingent, in part, upon compliance with applicable regulatory requirements and obtaining all requisite regulatory approvals. The Corporation, through its management and with the assistance of its various advisors, seeks to remain abreast of the evolving environmental rules, regulations and protocols applicable to the Corporation’s businesses in order to ensure that its internal practices and policies are following applicable standards.

Nomination of Directors

The C&CG Committee’s role, in consultation with the Chairman of the Board and the Chief Executive Officer, is to recruit and identify individuals qualified to become new Board members and to recommend to the Board candidates for election as directors and candidates for appointment to Board committees, as set out in the C&CG Committee’s mandate. The Chairman may also consult with the C&CG Committee regarding candidates for nomination or appointment to the Board.

Diversity

Board

The Corporation recognizes the benefits that diversity brings to the Corporation. The Board aims to be comprised of directors who have a range of perspectives, insights and views in relation to the issues affecting the Corporation. This belief in diversity is reflected in the Corporation’s diversity policy (the “Diversity Policy”). The Diversity Policy states that the Board should include individuals from diverse backgrounds, having regard to, among other things, skills, regional and industry experience, professional expertise, personal skills, background, race, gender, status, age, education, nationality, culture, language and geographic background. Accordingly, consideration of whether the diverse attributes highlighted in the Diversity Policy are sufficiently represented on the Board is an important component of the selection process for new Board members.

None of the six proposed directors is female. The Corporation recognizes the value of the contribution of members with diverse attributes on the Board and is committed to ensuring that there is representation of women on the Board. However, the Corporation has not and does not intend to establish a target or adopt specific policies regarding the number of women on the Board. The Corporation believes a target would not be the most effective way of ensuring the Board is comprised of individuals with diverse attributes and backgrounds. The Corporation will, however, evaluate the appropriateness of adopting targets in the future. Selection of female candidates to join the Board will be, in part, dependent on the pool of female candidates with the necessary skills, knowledge and experience, and the ultimate decision will be based on merit and the contribution the chosen candidate(s) will bring to the Board.

Management

The Corporation believes that a diversity of backgrounds, opinions and perspectives and a culture of inclusion helps to create a healthy and dynamic workplace, which improves overall business performance. The Corporation recognizes the value of ensuring that the Corporation has leaders who are women. The Corporation has and intends to work to develop its employees internally and provide them with opportunities to advance their careers. The Corporation has developed a strategy and execution plan to work towards increasing the representation of women in leadership roles at all levels of the organization. One of the objectives of this initiative is to ensure that there are highly qualified women within the Corporation available to fill vacancies in executive officer and other leadership positions. In appointing individuals to its leadership team, both at the corporate level and business vertical level, the Corporation weighs a number of factors, including the skills and experience required for the position and the personal attributes of the candidates.

Jennifer Drake is currently the Co-Chief Operating Officer of the Corporation. The Corporation does not intend to establish a target regarding the number of women in executive officer or senior leadership positions. The Corporation believes that the most effective way to achieve its goal of increasing the representation of women in leadership roles at all levels of the organization is to identify high-potential women within the Corporation and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to become effective leaders. The Corporation will, however, evaluate the appropriateness of adopting targets in the future.

Board Committees

The standing committees of Board are the audit committee (the “Audit Committee”), the C&CG Committee, the Executive Committee, the acquisition committee (the “Acquisition Committee”) and the disclosure policy committee (the “Disclosure Policy Committee”).

The Audit Committee is authorized and empowered to provide assistance to the Board in fulfilling its responsibility to the Ayr Shareholders, potential shareholders and the investment community, including without limitation, to recommend to the Board the appointment and compensation of the external auditors of the Corporation, to oversee the work and review the qualifications and independence of the external auditors of the Corporation, to review the financial statements of the Corporation and public disclosure documents containing financial information, to pre-approve all non-audit services to be provided by the external auditors of the Corporation and to establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters. The Audit Committee is comprised of Glenn Isaacson, Charles Miles and Chris R. Burggraeve. The Board adopted an updated Audit Committee charter attached as Appendix “C” to this Circular.

The C&CG Committee is authorized and empowered to exercise a wide range of roles in respect of compensation, nomination and corporate governance matters, and its primary mandate includes, without limitation, assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, determining and making recommendations with respect to all forms of compensation to be granted to the Chief Executive Officer of the Corporation, reviewing the Chief Executive Officer’s recommendations respecting compensation of the other senior executives of the Corporation, recommending to the Board candidates for election as directors and candidates for appointment to Board committees and advising the Board on enhancing the Corporation’s corporate governance through a continuing assessment of the Corporation’s approach to corporate governance. The C&CG Committee is comprised of Charles Miles and Glenn Isaacson.

The Executive Committee is authorized and empowered to undertake, and in the interests of efficiency, has been delegated with, all of the powers of the Board, to the maximum extent permitted under the BCBCA and the Corporation’s Articles. The Executive Committee is comprised of Jonathan Sandelman, Charles Miles, Chris R. Burggraeve, Louis Karger and Glenn Isaacson.

The Acquisition Committee is authorized and empowered to manage and do all things in connection with smaller acquisitions, being acquisitions with an enterprise value less than the greater of 1% of the then market capitalization of Ayr (taking into account all exchangeable shares then issued and all in-the-money warrants then issued) and $10 million (provided that no member of the Acquisition Committee has any material conflict of interest in connection therewith), including authorizing share or debt issuances and/or payment of cash as consideration for such acquisitions and approving the terms of acquisition-related agreements. The Acquisition Committee is comprised of Jonathan Sandelman, Charles Miles and Jennifer Drake.

The Disclosure Policy Committee is authorized and empowered to assist in determining whether information is material information, to seek to ensure the timely disclosure of material information in accordance with applicable securities laws, to supervise the preparation of the disclosures contained in the Corporation’s disclosure documents, to oversee the Corporation’s disclosure practices, and to monitor and evaluate the effectiveness of, and compliance with, its corresponding policy. The Disclosure Policy Committee consists of the Chairman and Chief Executive Officer, the Chief Financial Officer and the Co-Chief Operating Officer of the Corporation. Each member of the committee may appoint a designate.

Assessments

Based upon the Corporation’s size, its current state of development and the number of individuals on the Board, the Board considers a formal process for accessing the effectiveness and contribution of the Board as a whole, its committees or individual directors to be unnecessary at this time. Given that the Board and its committees meet on several occasions each year, each director has regular opportunity to assess the Board as a whole, its committees and other directors in relation to the Board and such director’s assessment of the competencies and skills that the Board and its committees should possess. The Board plans to continue to evaluate its own effectiveness and the effectiveness of its committees and individual directors in such manner for the foreseeable future.

OTHER INFORMATION

Indebtedness of Directors and Executive Officers

None of the directors, executive officers, employees, former directors, former executive officers or former employees of the Corporation or any of its subsidiaries, and none of their respective associates, is or has within 30 days before the date of this Circular or at any time since the beginning of the most recently completed financial year been indebted to the Corporation or any of its subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the Corporation or any of its subsidiaries. See “Compensation Discussion and Analysis – Employment, Consulting and Management Agreements”.

Interests of Certain Persons and Companies in Matters to be Acted Upon

No director, proposed director nominee or officer of the Corporation, or any person who has been a director or officer of the Corporation at any time since the beginning of the Corporation’s last fiscal year, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other as set forth herein.

Interests of Informed Persons in Material Transactions

No director, proposed director nominee or officer of the Corporation, or any person who has been a director or officer of the Corporation at any time since the beginning of the Corporation’s last fiscal year, nor any associate or affiliate of any such person, has any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries other than as disclosed in this Circular or under “Related Party Transactions and Balances” in the 2020 Financial Statements.

Additional Information

The Corporation’s financial information as at and for the year ended December 31, 2020 is contained in the 2020 Financial Statements and the management’s discussion and analysis for the three months and year ended December 31, 2020 (the “2020 MD&A”). Additional information about the Corporation, including the 2020 Financial Statements 2020 MD&A, the interim financial statements of the Corporation dated May 26, 2021 and corresponding management’s discussion and analysis are accessible on SEDAR at www.sedar.com under the Corporation’s profile or on the Corporation’s website at www.ayrwellness.com. Ayr Shareholders may, upon request made via email at IR@ayrwellness.com, receive a copy of the 2020 Financial Statements and 2020 MD&A. Ayr Shareholders may also obtain a hard copy of this Circular by following the instructions on the notice of availability of proxy materials sent to their attention.

Approval of Circular

The contents and sending of this Circular have been approved by the Board.

DATED at New York, New York on this 27th day of May, 2021.

AYR WELLNESS INC.

“Jonathan Sandelman”

Chairman, Chief Executive Officer and Corporate Secretary

APPENDIX “A”
AMENDMENT RESOLUTION

(See attached)

A - 1

AMENDMENT RESOLUTION

of

AYR WELLNESS INC.

(the “Corporation”)

RESOLVED AS A SPECIAL RESOLUTION THAT:

Amendment of Articles

1.	The articles of the Corporation dated July 31, 2017, as amended by the articles of amendment dated December 14, 2017, as further amended by the articles of amendment dated May 24, 2019 and as further amended by the articles of amendment dated December 3, 2020 (the “Articles”) are authorized to be altered (collectively, the “Articles Amendment”) to revise certain defined terms to better reflect applicable statutory provisions and to make certain other administrative changes (the “Articles Amendment”).

2.	The Corporation shall adopt the amended articles substantially in the form set out in Appendix “B” hereto (the “Amended Articles”), with such amendments as any one director or officer of the Corporation may approve, and all amendments to the aforesaid Amended Articles, as amended, reflected therein are approved.

3.	Amended Articles altering the Articles to reflect the effect of this resolution and the Articles Amendment shall be filed by or on behalf of the Corporation.

4.	The directors of the Corporation are authorized, in their discretion, by resolution, to abandon the Articles Amendment and the Amended Articles without further approval, ratification or confirmation by the shareholders of the Corporation.

General

5.	Any one or more of the directors or officers of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Corporation be necessary or desirable to carry out the intent of the foregoing resolution (including, without limitation, the execution and filing of the aforementioned Amended Articles, and any applications, documents, filings or certificates in connection therewith), the execution of any such application, document, filing or certificate or the doing of any such other act or thing by any director or officer of the Corporation being conclusive evidence of such determination.

A - 2

APPENDIX “B”
PROPOSED AMENDED ARTICLES

(See attached)

AMENDED AND RESTATED ARTICLES

OF

AYR WELLNESS INC.

Article 1
Interpretation

Section	1.1 Definitions

In these amended and restated articles (the “Articles”), the following words and phrases have the meanings set out beside them:

“appropriate person” has the meaning assigned in the Securities Transfer Act;

“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

“Change of Control Transaction” means an amalgamation, arrangement, recapitalization, business combination or similar transaction of the Company, other than an amalgamation, arrangement, recapitalization, business combination or similar transaction that would result in (i) the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the continuing entity or its direct or indirect parent) more than fifty percent (50%) of the total voting power of the voting securities of the Company, the continuing entity or its direct or indirect parent, and more than fifty percent (50%) of the total number of outstanding shares of the Company, the continuing entity or its direct or indirect parent, in each case as outstanding immediately after such transaction, and (ii) the shareholders of the Company immediately prior to the transaction owning voting securities of the Company, the continuing entity or its direct or indirect parent immediately following the transaction in substantially the same proportions (vis-a-vis each other) as such shareholders owned the voting securities of the Company immediately prior to the transaction (provided that in neither event shall the exercise of any exchangeable shares of a subsidiary of the Company that are exchangeable into shares of the Company be taken into account in such determination);

“Coattail Agreement” has the meaning ascribed thereto in Section 25.2(1)(h);

“Company” means the company whose name is set out at the top of page 1, being the company which has adopted these Articles;

“courts” has the meaning ascribed thereto in Section 27.1(1);

“Covered Persons” has the meaning ascribed thereto in Section 28.1;

“Equity Shares” means collectively, the Multiple Voting Shares, the Subordinate Voting Shares, the Restricted Voting Shares and the Limited Voting Shares, and “Equity Share” shall mean any of them;

“enforcement action” has the meaning ascribed to such term in Section 27.1(2);

“Exchange” means the Canadian Securities Exchange (including any successor stock exchange), or any other stock exchange on which the Subordinate Voting Shares are then listed;

“Excluded Opportunity” has the meaning ascribed to such term in Section 28.1;

“Foreign Action” has the meaning ascribed to such term in Section 27.1(2);

“FPI Threshold” has the meaning ascribed to such term in Section 25.3(1)(g)(2);

“held of record” has the meaning set forth in Rule 12g5-1 of the Securities Exchange Act of 1934, as amended;

“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

“legal personal representative” means the personal or other legal representative of the shareholder;

“Limited Voting Shares” means the limited voting shares of the Company, subject to regulatory approval, failing which, means the non-voting shares of the Company and all references in these Articles to “Limited Voting Share” shall thereinafter refer to “Non-Voting Share”;

“Multiple Voting Shares” means the multiple voting shares of the Company;

“Nominating Shareholder” has the meaning ascribed thereto in Section 26.1(1)(c);

“Non-U.S. Person” means any Person or entity that is not a U.S. Person;

“Notice Date” has the meaning ascribed thereto in Section 26.3(1)(a);

“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited or unlimited liability company, and for greater certainty, shall include any U.S. Person or Non-U.S. Person;

“protected purchaser” has the meaning assigned in the Securities Transfer Act;

“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

“Restricted Voting Shares” means the restricted voting shares of the Company;

“seal” means the seal of the Company, if any;

“Securities Act” means the Securities Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

“securities legislation” means statutes concerning the regulation of securities markets and trading in securities and the regulations, rules, forms and schedules under those statutes, all as amended from time to time, and the blanket rulings and orders, as amended from time to time, issued by the securities commissions or similar regulatory authorities appointed under or pursuant to those statutes; “Canadian securities legislation” means the securities legislation in any applicable province or territory of Canada and includes the Securities Act; and “U.S. securities legislation” means the securities legislation in the federal jurisdiction of the United States and in any state of the United States and includes the Securities Act of 1933 and the Securities Exchange Act of 1934;

“Securities Transfer Act” means the Securities Transfer Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

“Specified Exceptions” has the meaning ascribed thereto in Section 25.1(1)(g)(3);

“Subordinate Voting Shares” means the subordinate voting shares of the Company;

~~“U.S. Person” has the meaning ascribed thereto in Rule 903(k) of Regulation S under the U.S. Securities Act (as may be amended or replaced from time to time);~~

“U.S. Person” means a resident of the United States;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

Section 1.2           Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

Section 1.3           Deeming Provision – Directly or Indirectly

For purposes of these Articles, any reference to any of the Equity Shares that ~~is~~ are “held”, “held of record” or “beneficially owned or controlled” by a Person shall refer to and include such Equity Shares held, “held of record” or beneficially owned or controlled~~,~~  directly or indirectly~~,~~ by such Person.

Article 2
SHARES AND SHARE CERTIFICATES

Section 2.1           Authorized Share Structure

The authorized share structure of the Company consists of shares of the kinds, classes and, if any, series described in the Notice of Articles of the Company.

Section 2.2           Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

Section 2.3           Shareholder Entitled to Certificate or Acknowledgment

Unless the shares of which the shareholder is the registered owner are uncertificated shares within the meaning of the Business Corporations Act, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several Persons, the Company is not bound to issue more than one share certificate or acknowledgment and delivery of a share certificate or an acknowledgment to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

Section 2.4           Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company (including the Company’s legal counsel or transfer agent) is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

Section 2.5           Replacement of Worn Out or Defaced Certificate or Acknowledgement

(1)	If the Company is satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, it must, on production to it of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as it thinks fit:

(a)	order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(b)	issue a replacement share certificate or acknowledgment, as the case may be.

Section 2.6           Replacement of Lost, Destroyed or Wrongfully Taken Certificate

(1)	If a Person entitled to a share certificate claims that the share certificate has been lost, destroyed or wrongfully taken, the Company must issue a new share certificate, if that Person:

(a)	so requests before the Company or its transfer agent has notice that the share certificate has been acquired by a protected purchaser;

(b)	provides the Company and its transfer agent with an indemnity bond sufficient in the Company and its transfer agent’s judgment to protect the Company and its transfer agent from any loss that the Company or its transfer agent may suffer by issuing a new certificate; and

(c)	satisfies any other reasonable requirements imposed by the Company or its transfer agent.

A Person entitled to a share certificate may not assert against the Company a claim for a new share certificate where a share certificate has been lost, apparently destroyed or wrongfully taken if that Person fails to notify the Company of that fact within a reasonable time after that Person has notice of it and the Company registers a transfer of the shares represented by the certificate before receiving a notice of the loss, apparent destruction or wrongful taking of the share certificate.

Section 2.7           Recovery of New Share Certificate

If, after the issue of a new share certificate, a protected purchaser of the original share certificate presents the original share certificate for the registration of transfer, then in addition to any rights under any indemnity bond, the Company may recover the new share certificate from a Person to whom it was issued or any Person taking under that Person other than a protected purchaser.

Section 2.8           Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as represented by the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

Section 2.9           Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Sections 2.5, 2.6 or 2.8, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

Section 2.10         Recognition of Trusts

Except as required by law or statute or these Articles, no Person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

Article 3
ISSUE OF SHARES

Section 3.1           Directors Authorized

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may allot, sell, issue and otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the Persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

Section 3.2           Commissions and Discounts

The Company may pay at any time a reasonable commission or allow a reasonable discount to any Person in consideration of that Person purchasing or agreeing to purchase shares of the Company from the Company or any other Person or procuring or agreeing to procure purchasers for shares of the Company.

Section 3.3           Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

Section 3.4           Conditions of Issue

(1)	Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(a)	consideration is provided to the Company for the issue of the share by one or more of the following:

(i)	past services performed for the Company;

(ii)	property;

(iii)	money; and

(b)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Section 3.1.

Section 3.5           Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

Article 4
SHARE REGISTERS

Section 4.1           Central Securities Register

(1)	The Company must maintain in British Columbia a central securities register as required by the Business Corporations Act. The directors may appoint:

(a)	an agent to maintain the central securities register; and

(b)	one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares.

The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

(2)	So long as they are publicly listed and subject to the Business Corporations Act, the Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares may, in the Company’s discretion, be subject to a single securities register (with appropriate notations to indicate the applicable class where applicable).

Section 4.2           Closing Register

The Company must not at any time close its central securities register.

Article 5
SHARE TRANSFERS

Section 5.1           Registering Transfers

(1)	The Company must register a transfer of a share of the Company if either:

(a)	the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

(i)	in the case where the Company has issued a share certificate in respect of the share to be transferred, that share certificate and a written instrument of transfer (which may be on a separate document or endorsed on the share certificate) made by the shareholder or other appropriate Person or by an agent who has actual authority to act on behalf of that Person;

(ii)	in the case of a share that is not represented by a share certificate (including an uncertificated share within the meaning of the Business Corporations Act and including the case where the Company has issued a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate in respect of the share to be transferred), a written instrument of transfer, made by the shareholder or other appropriate Person or by an agent who has actual authority to act on behalf of that Person; and

(iii)	such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, that the written instrument of transfer is genuine and authorized and that the transfer is rightful or to a protected purchaser (which may include a medallion or similar signature guarantee); or

(b)	all the preconditions for a transfer of a share under the Securities Transfer Act have been met and the Company is required under the Securities Transfer Act to register the transfer.

Section 5.2           Waivers of Requirements for Transfer

The Company may waive any of the requirements set out in Section 5.1(1)(a) and any of the preconditions referred to in Section 5.1(1)(b).

Section 5.3           Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the Company or the transfer agent for the class or series of shares to be transferred.

Section 5.4           Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

Section 5.5           Signing of Instrument of Transfer

If a shareholder or other appropriate Person or an agent who has actual authority to act on behalf of that Person, signs an instrument of transfer in respect of shares registered in the name of the shareholder, subject to the Company or its transfer agent requiring a medallion or similar signature guarantee and/or other evidence of authority, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified but share certificates are deposited with the instrument of transfer, all the shares represented by such share certificates:

(a)	in the name of the Person named as transferee in that instrument of transfer; or

(b)	if no Person is named as transferee in that instrument of transfer, in the name of the Person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

Section 5.6           Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the Person named in the instrument of transfer as transferee or, if no Person is named as transferee in the instrument of transfer, of the Person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

Article 6
TRANSMISSION OF SHARES

Section 6.1           Legal Personal Representative Recognized on Death

In the case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder’s name and the name of another Person in joint tenancy, the surviving joint holder, will be the only Person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a Person as a legal personal representative of a shareholder, the directors may require the original grant of probate or letters of administration or a court certified copy of them or the original or a court certified or authenticated copy of the grant of representation, will, order or other instrument or other evidence of the death under which title to the shares or securities is claimed to vest.

Section 6.2           Rights of Legal Personal Representative

The legal personal representative of a shareholder has the rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles and applicable securities legislation, if appropriate evidence of appointment or incumbency within the meaning of the Securities Transfer Act has been deposited with the Company. This Section 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder’s name and the name of another Person in joint tenancy.

Article 7
PURCHASE OF SHARES

Section 7.1           Company Authorized to Purchase or Otherwise Acquire Shares

Subject to Section 7.2, the special rights or restrictions attached to the shares of any class or series of shares, the Business Corporations Act and applicable securities legislation, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

Section 7.2           No Purchase, Redemption or Other Acquisition When Insolvent

(1)	The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)	the Company is insolvent; or

(b)	making the payment or providing the consideration would render the Company insolvent.

Section 7.3           Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares

(1)	If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)	is not entitled to vote the share at a meeting of its shareholders;

(b)	must not pay a dividend in respect of the share; and

(c)	must not make any other distribution in respect of the share.

Article 8
BORROWING POWERS

(1)	The Company, if authorized by the directors, may:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other Person and at such discounts or premiums and on such other terms as they consider appropriate;

(c)	guarantee the repayment of money by any other Person or the performance of any of any other Person; and

(d)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Article 9

ALTERATIONS

Section 9.1           Alteration of Authorized Share Structure

(1)	Subject to Section 9.2, the Company may by:

(a)	a resolution of its board of directors:

(i)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(ii)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(iii)	alter the identifying name of any of its shares; and

(iv)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares.

(b)	an ordinary resolution:

(i)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; and

(ii)	if the Company is authorized to issue shares of a class of shares with par value:

(iii)	decrease the par value of those shares; and

(iv)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares.

(c)	a special resolution, otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

Section 9.2           Special Rights and Restrictions

(1)	The Company may by ordinary resolution:

(a)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, unless any of those shares have been issued in which case the Company may do so only by special resolution; or

(b)	vary or delete any special rights or restrictions attached to the shares of any class or series of unless any of those shares have been issued in which case the Company may do so only by special resolution.

Section 9.3           Change of Name

The Company may by a resolution of its board of directors or ordinary resolution authorize an alteration of its Notice of Articles to change its name or adopt or change any translation of that name.

Section 9.4           Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

Article 10
MEETINGS OF SHAREHOLDERS

Section 10.1         Annual General Meetings

The Company must, unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, hold its first annual general meeting following incorporation, amalgamation or continuation within 18 months after the date on which it was incorporated or otherwise created and recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place, either in or outside British Columbia, as may be determined by the directors.

Section 10.2         Resolution Instead of Annual General Meeting

If all the shareholders entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business required to be transacted at that annual general meeting, the meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Section 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

Section 10.3         Calling and Location of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders to be held at such time and place, either in or outside British Columbia, as may be determined by the directors.

Section 10.4         Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)	if and for so long as the Company is a public company, 21 days; and

(b)	otherwise, 10 days.

Section 10.5         Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)	if and for so long as the Company is a public company, 21 days; and

(b)	otherwise, 10 days.

If no record date is set, it is 5:00 p.m. (Vancouver time) on the business day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Section 10.6         Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5:00 p.m. (Vancouver time) on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Section 10.7         Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the Persons entitled to notice does not invalidate any proceedings at that meeting. Any Person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting. Attendance of a Person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that Person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Section 10.8         Notice of Special Business at Meetings of Shareholders

(1)	If a meeting of shareholders is to consider special business within the meaning of Section 11.1, the notice of meeting must:

(a)	state the general nature of the special business; and

(b)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Section 10.9         Class Meetings and Series Meetings of Shareholders

Unless otherwise specified in these Articles, the provisions of these Articles relating to a meeting of shareholders will apply, with the necessary changes and so far as they are applicable, to a class meeting or series meeting of shareholders holding a particular class or series of shares.

Section 10.10       Electronic Meetings

The directors may determine that a meeting of shareholders shall be held entirely by means of telephonic, electronic or other communication facilities that permit all participants to communicate with each other during the meeting. A meeting of shareholders may also be held at which some, but not necessarily all, Persons entitled to attend may participate by means of such communications facilities, if the directors determine to make them available. A Person participating in a meeting by such means is deemed to be present at the meeting.

Article 11

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

Section 11.1         Special Business

(1)	At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)	at an annual general meeting, all business is special business except for the following:

(i)	business relating to the conduct of or voting at the meeting;

(ii)	consideration of any financial statements of the Company presented to the meeting;

(iii)	consideration of any reports of the directors or auditor;

(iv)	the setting or changing of the number of directors;

(v)	the election or appointment of directors;

(vi)	the appointment of an auditor;

(vii)	the setting of the remuneration of an auditor;

(viii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and

(ix)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

Section 11.2         Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

Section 11.3         Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares and to Section 11.4, the quorum for the transaction of business at a meeting of shareholders is two shareholders who are present in Person or represented by proxy and who represent at least 25% of the applicable class or series of shares (and, for greater certainty, where more than one class or series of shares are voting together as if they were a single class of shares, at least 25% of the total issued and outstanding shares of such classes or series).

Section 11.4         One Shareholder May Constitute Quorum

(1)	If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)	the quorum is one Person who is, or who represents by proxy, that shareholder, and

(b)	that shareholder, present in Person or by proxy, may constitute the meeting.

Section 11.5         Other Persons May Attend

The directors, the president (if any), the corporate secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other Persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those Persons does attend a meeting of shareholders, that Person is not to be counted in the quorum and is not entitled to vote at the meeting unless that Person is a shareholder or proxy holder entitled to vote at the meeting.

Section 11.6         Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

Section 11.7         Lack of Quorum

(1)	If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

Section 11.8         Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Section 11.7(1)(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the Person or Persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

Section 11.9         Chair

(1)	The following individuals are entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any; or

(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the first of the following individuals to agree to act as chair: the chief executive officer or the president, if any.

Section 11.10       Selection of Alternate Chair

If, at any meeting of shareholders, the chair of the board or president are not present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the corporate secretary, if any, or any director present at the meeting, that they will not be present at the meeting, one of the chief executive officer, the chief financial officer, a vice-president, the corporate secretary or the Company’s legal counsel may act as chair of the meeting and, failing them, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in Person or by proxy may choose any Person present at the meeting to chair the meeting.

Section 11.11       Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Section 11.12       Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

Section 11.13       Electronic Voting

Any vote at a meeting of shareholders may be held entirely or partially by means of telephonic, electronic or other communications facilities, if the directors determine to make them available, whether or not Persons entitled to attend participate in the meeting by means of communications facilities.

Section 11.14       Decisions by Show of Hands or Poll

(1)	Subject to the Business Corporations Act:

(a)	for so long as any Multiple Voting Shares are outstanding, every motion put to a vote at a meeting of shareholders will be decided by a poll, unless the chair determines otherwise;

(b)	if no Multiple Voting Shares are outstanding, every motion put to a vote at a meeting of shareholders will be decided on a show of hands or the functional equivalent of a show of hands by means of electronic, telephonic or other communications facility, unless a poll, before or on the declaration of the result of the vote by show of hands or the functional equivalent of a show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in Person or by proxy.

Section 11.15       Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands (or its functional equivalent) or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Section 11.14, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Section 11.16       Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

Section 11.17       Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

Section 11.18       Manner of Taking Poll

(1)	Subject to Section 11.19, if a poll is duly demanded at a meeting of shareholders:

(a)	the poll must be taken:

(i)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii)	in the manner, at the time and at the place that the chair of the meeting directs;

(b)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)	the demand for the poll may be withdrawn by the Person who demanded it.

Section 11.19       Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

Section 11.20       Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and their determination made in good faith is final and conclusive.

Section 11.21       Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

Section 11.22       No Demand for Poll on Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

Section 11.23       Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Section 11.24       Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting at its records office, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three-month period, the Company may destroy such ballots and proxies.

Article 12
VOTES OF SHAREHOLDERS

Section 12.1              Number of Votes by Shareholder or by Shares

(1)	Subject to Section 25.2(1) and any other special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Section 12.3:

(a)	on a vote by show of hands, every Person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b)	on a poll, every shareholder entitled to vote on the matter is entitled, in respect of each share entitled to be voted on the matter and held by that shareholder, to that number of votes provided by these Articles or the Business Corporations Act and may exercise that vote either in Person or by proxy.

Section 12.2         Votes of Persons in Representative Capacity

A Person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the Person satisfies the chair of the meeting, or the directors, that the Person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

Section 12.3         Votes by Joint Holders

(1)	If there are joint shareholders registered in respect of any share:

(a)	any one of the joint shareholders may vote at any meeting of shareholders, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)	if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

Section 12.4         Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Section 12.3, deemed to be joint shareholders.

Section 12.5         Representative of a Corporate Shareholder

(1)	If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a Person to act as its representative at any meeting of shareholders of the Company, and:

(a)	for that purpose, the instrument appointing a representative must:

(i)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(ii)	be provided, at the meeting, to the chair of the meeting or to a Person designated by the chair of the meeting;

(b)	if a representative is appointed under this Section 12.5:

(i)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in Person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

Section 12.6         When Proxy Provisions Do Not Apply to the Company

Sections 12.9 and 12.12 do not apply to the Company if and for so long as it is a public company.

Section 12.7         Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

Section 12.8         Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

Section 12.9         When Proxy Holder Need Not Be Shareholder

(1)	Subject to Section 12.6, a Person must not be appointed as a proxy holder unless the Person is a shareholder, although a Person who is not a shareholder may be appointed as a proxy holder if:

(a)	the Person appointing the proxy holder is a corporation or a representative of a corporation appointed under Section 12.5;

(b)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting;

(c)	the shareholders present in Person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

Section 12.10       Deposit of Proxy

(1)	A proxy for a meeting of shareholders must:

(a)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)	unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a Person designated by the chair of the meeting. A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

Section 12.11       Validity of Proxy Vote

(1)	A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	by the chair of the meeting, before the vote is taken.

Section 12.12       Form of Proxy

(1)	Subject to Section 12.6, a proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]

(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that Person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):

Signed [month, day, year]
[Signature of shareholder]
[Name of shareholder-printed]

Section 12.13       Revocation of Proxy

(1)	Every proxy may be revoked by an instrument in writing that is:

(a)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	provided, at the meeting, to the chair of the meeting.

Section 12.14       Revocation of Proxy Must Be Signed

(1)	An instrument referred to in Section 12.13 must be signed as follows:

(a)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or their legal personal representative or trustee in bankruptcy;

(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Section 12.5.

Section 12.15       Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any Person to vote at the meeting and may, but need not, demand from that Person production of evidence as to the existence of the authority to vote.

Section 12.16       Chair May Determine Validity of Proxy.

The chair of any meeting of shareholders may determine whether or not a proxy deposited for use at the meeting, which may not strictly comply with the requirements of this Article 12 as to form, execution, accompanying documentation, time of filing or otherwise, shall be valid for use at the meeting, and any such determination made in good faith shall be final, conclusive and binding upon the meeting.

Article 13

DIRECTORS

Section 13.1         First Directors; Number of Directors

The Company shall have a minimum of three and a maximum of 15 directors. The number of directors initially is equal to the number of first directors after the Company is first recognized under the Business Corporations Act and thereafter is the number within the minimum and maximum determined by the directors from time to time. If the number of directors has not been determined as provided in this section, the number of directors is the number of directors holding office immediately following the most recent election or appointment of directors, whether at an annual or special general meeting of the shareholders, or by the directors pursuant to Section 14.7.

Section 13.2         Change in Number of Directors

(1)	If the number of directors is set under Section 13.1:

(a)	the shareholders may elect the directors needed to fill any vacancies in the board of directors up to that number; or

(b)	the directors, subject to Section 14.7, may appoint directors to fill those vacancies.

(c)	No decrease in the number of directors will shorten the term of an incumbent director.

Section 13.3         Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Sections is in office.

Section 13.4         Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for their office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

Section 13.5         Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If they so decide, the remuneration, if any, of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

Section 13.6         Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses they may incur in and about the business of the Company.

Section 13.7         Special Remuneration for Directors

If any director performs any professional or other services for the Company that, in the opinion of the directors, are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, they may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that they may be entitled to receive.

Section 13.8         Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to their spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Article 14
ELECTION AND REMOVAL OF DIRECTORS

Section 14.1              Election at Annual General Meeting

(1)	At every annual general meeting and in every unanimous resolution contemplated by Section 10.2:

(a)	the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set by the directors under these Articles; and

(b)	the directors cease to hold office upon the termination of the next annual general meeting at which the election or appointment of directors under paragraph (a) occurs but are eligible for re-election or re-appointment, subject to being nominated in accordance with Article 26.

Section 14.2              Consent to be a Director

(1)	No election, appointment or designation of an individual as a director is valid unless:

(a)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

Section 14.3              Failure to Elect or Appoint Directors

(1)	If:

(a)	the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Section 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Section 10.2, to elect or appoint any directors;

(c)	then each director then in office continues to hold office until the earlier of:

(i)	the date on which their successor is elected or appointed; and

(ii)	the date on which they otherwise cease to hold office under the Business Corporations Act or these Articles.

Section 14.4              Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

Section 14.5              Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

Section 14.6              Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

Section 14.7              Additional Directors

(1)	Notwithstanding Section 13.2, between annual general meetings or unanimous resolutions contemplated by Section 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Section 14.7 must not at any time exceed:

(a)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Section 14.7.

(c)	Any director so appointed ceases to hold office immediately following the next annual general meeting at which the election or appointment of directors under Section 14.1(1)(a) occurs, but is eligible for re-election or re-appointment, subject to being nominated in accordance with Article 26.

Section 14.8              Ceasing to be a Director

(1)	A director ceases to be a director when:

(a)	the term of office of the director expires;

(b)	the director dies;

(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)	the director is removed from office pursuant to Sections 14.9 or 14.10.

Section 14.9              Removal of Director by Shareholders

The Company may remove any director before the expiration of their term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

Section 14.10            Removal of Director by Directors

The directors may remove any director before the expiration of their term of office if the director is convicted of an indictable offence, convicted by a court of an offence under or found in breach and sanctioned by a securities regulatory authority of any Canadian securities legislation or U.S. securities legislation, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

Article 15
POWERS AND DUTIES OF DIRECTORS

Section 15.1              Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

Section 15.2              Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any Person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of Persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in them.

Article 16
DISCLOSURE OF INTEREST OF DIRECTORS

Section 16.1              Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

Section 16.2              Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Section 16.3              Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Section 16.4               Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

Section 16.5              Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to their office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

Section 16.6              No Disqualification

No director or intended director is disqualified by their office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

Section 16.7              Professional Services by Director or Officer

A director or officer, or any Person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such Person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

Section 16.8              Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any Person in which the Company may be interested as a shareholder or otherwise, and the director or officer is not accountable to the Company for any remuneration or other benefits received by them as director, officer or employee of, or from their interest in, such other Person.

Article 17
PROCEEDINGS OF DIRECTORS

Section 17.1              Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

Section 17.2              Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

Section 17.3              Chair of Meetings

(1)	The following individual is entitled to preside as chair at a meeting of directors:

(a)	the chair of the board, if any;

(b)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)	any other director chosen by the directors if:

(i)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii)	the chair of the board and the president, if a director, have advised the corporate secretary, if any, or any other director, that they will not be present at the meeting.

Section 17.4              Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in Person or by telephone if all directors participating in the meeting, whether in Person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in Person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Section 17.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

Section 17.5              Calling of Meetings

A director may, and the corporate secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

Section 17.6              Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Section 17.1, not less than 48 hours’ notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Section 23.1.

Section 17.7              When Notice Not Required

(1)	It is not necessary to give notice of a meeting of the directors to a director if:

(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b)	the director, as the case may be, has waived notice of the meeting.

Section 17.8              Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

Section 17.9              Waiver of Notice of Meetings

(1)	Any director may send to the Company a document signed by them waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

(2)	Attendance of a director at a meeting of the directors is a waiver of notice of the meeting, unless that director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Section 17.10           Quorum

The quorum necessary for the transaction of the business of the directors shall be a majority of the board of directors or such other number as the directors may determine from time to time. If the number of directors is set at one or two, quorum is deemed to be set at one director, and that director may constitute a meeting.

Section 17.11           Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

Section 17.12           Consent Resolutions in Writing

(1)	A resolution of the directors or of any committee of the directors may be passed without a meeting:

(a)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(b)	in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that they have or may have a disclosable interest, if each of the other directors who are entitled to vote on the resolution consents to it in writing.

A consent in writing under this Section may be by signed document, fax, e-mail or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Section 17.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

Article 18
EXECUTIVE AND OTHER COMMITTEES

Section 18.1              Appointment and Powers of Executive Committee

(1)	The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

Section 18.2              Appointment and Powers of Other Committees

(1)	The directors may, by resolution:

(a)	appoint one or more committees (other than the executive committee) consisting of the director or directors and, if applicable, officer or officers that they consider appropriate;

(b)	delegate to a committee appointed under paragraph (a) any of the directors’ powers, except:

(i)	the power to fill vacancies in the board of directors;

(ii)	the power to remove a director;

(iii)	the power to change the membership of, or fill vacancies in, any committee; and

(iv)	the power to appoint or remove officers appointed by the directors; and

(c)	make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

Section 18.3              Obligations of Committees

(1)	In the exercise of the powers delegated to a committee appointed under Sections 18.1 or 18.2, the committee must:

(a)	conform to any rules that may from time to time be imposed on it by the directors; and

(b)	report every act or thing done in exercise of those powers at such times as the directors may require.

Section 18.4              Powers of Board

(1)	The directors may, at any time, with respect to a committee appointed under Sections 18.1 or 18.2:

(a)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b)	terminate the appointment of, or change the membership of, the committee; and

(c)	fill vacancies in the committee.

Section 18.5              Committee Meetings

(1)	Subject to Section 18.3(1)(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Sections 18.1 or 18.2:

(a)	the committee may meet and adjourn as it thinks proper;

(b)	the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)	a majority of the members of the committee constitutes a quorum of the committee; and

(d)	questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

Article 19

OFFICERS

Section 19.1              Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

Section 19.2              Functions, Duties and Powers of Officers

(1)	The directors may, for each officer:

(a)	determine the functions and duties of the officer;

(b)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

Section 19.3              Qualifications

An officer is not required to hold a share in the capital of the Company as qualification for their office but must be qualified as required by the Business Corporations Act to become, act or continue to act as an officer. One Person may hold more than one position as an officer of the Company. Any Person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

Section 19.4              Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer, in addition to such remuneration, may receive, after they cease to hold such office or leaves the employment of the Company, a pension or gratuity.

Article 20
INDEMNIFICATION

Section 20.1              Definitions

(1)	In this Article 20:

(a)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(b)	“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or former director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director of the Company:

(i)	is or may be joined as a party; or

(ii)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(c)	“expenses” has the meaning set out in the Business Corporations Act.

Section 20.2               Mandatory Indemnification of Directors and Officers and Former Directors and Officers

The Company must indemnify a director, officer, former director or officer of the Company and their heirs and legal personal representatives, as set out in the Business Corporations Act, against all eligible penalties to which such Person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such Person in respect of that proceeding. Each director, officer, former director and officer is deemed to have contracted with the Comp any on the terms of the indemnity contained in this Section 20.2.

Section 20.3              Mandatory Advancement of Expenses

The Company must pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding but the Company must first receive from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the Business Corporations Act, the eligible party will repay the amounts advanced.

Section 20.4              Indemnification of Other Persons

The Company may indemnify any other Person in accordance with the Business Corporations Act.

Section 20.5              Non-Compliance with the Business Corporations Act

The failure of a director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which they are entitled under this Part.

Section 20.6              Company May Purchase Insurance

(1)	The Company may purchase and maintain insurance for the benefit of any Person (or their heirs or legal personal representatives) who:

(a)	is or was a director, officer, employee or agent of the Company;

(b)	is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c)	at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d)	at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

(e)	against any liability incurred by them as such director, officer, employee or agent or Person who holds or held such equivalent position.

Article 21
DIVIDENDS

Section 21.1              Payment of Dividends Subject to Special Rights

The provisions of this Article 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

Section 21.2              Declaration of Dividends

The directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

Section 21.3              No Notice Required

The directors need not give notice to any shareholder of any declaration under Section 21.2.

Section 21.4              Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5:00 p.m. (Vancouver time) on the date on which the directors pass the resolution declaring the dividend.

Section 21.5              Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

Section 21.6              Settlement of Difficulties

(1)	If any difficulty arises in regard to a distribution under Section 21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a)	set the value for distribution of specific assets;

(b)	determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c)	vest any such specific assets in trustees for the Persons entitled to the dividend.

Section 21.7              When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

Section 21.8              Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

Section 21.9              Receipt by Joint Shareholders

If several Persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

Section 21.10           Dividend Bears No Interest

No dividend bears interest against the Company.

Section 21.11             Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

Section 21.12           Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by electronic transfer, if so authorized by the shareholder, or by cheque, made payable to the order of the Person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the Person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque or the forwarding by electronic transfer will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

Section 21.13           Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

Article 22
DOCUMENTS, RECORDS AND REPORTS

Section 22.1              Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

Section 22.2              Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

Article 23
NOTICES

Section 23.1              Method of Giving Notice

(1)	Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a Person may be sent by any one of the following methods:

(a)	prepaid mail addressed to the Person at the applicable address for that Person as follows:

(i)	for a record mailed to a shareholder, the shareholder’s registered address;

(ii)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the mailing address of the intended recipient;

(b)	delivery at the applicable address for that Person as follows, addressed to the Person:

(i)	for a record delivered to a shareholder, the shareholder’s registered address;

(ii)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the delivery address of the intended recipient;

(c)	fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)	e-mail to the e-mail address provided by the intended recipient for the sending of that record or records of that class;

(e)	physical delivery to the intended recipient;

(f)	creating and providing a record posted on or made available through a general accessible electronic source and providing written notice by any of the foregoing methods as to the availability of such record; or

(g)	as otherwise permitted by applicable securities legislation.

Section 23.2              Deemed Receipt of Mailing

A record that is mailed to a Person by ordinary mail to the applicable address for that Person referred to in Section 23.1 is deemed to be received by the Person to whom it was mailed on the day, Saturdays, Sundays and holidays (in Vancouver) excepted, following the date of mailing. A record that is delivered to a Person or their applicable address is deemed to be received by the Person on receipt by that Person or delivery to that address. A record that is sent to a Person by fax or e-mail is deemed to be received by the Person on transmission if sent during business hours at the place of intended receipt by that Person and, if not sent during their business hours, on the next business day of the place of intended receipt of that Person. A record that is delivered in accordance with Section 23.1(1)(f) is deemed to be received by the Person on the day such written notice is sent.

Section 23.3              Certificate of Sending

A certificate signed by the corporate secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required, and sent as permitted, by Section 23.1 is conclusive evidence of that fact.

Section 23.4              Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

Section 23.5              Notice to Trustees

(1)	A notice, statement, report or other record may be provided by the Company to the Persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)	mailing the record, addressed to them:

(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii)	at the address, if any, supplied to the Company for that purpose by the Persons claiming to be so entitled; or

(b)	if an address referred to in paragraph 23.5(1)(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

Article 24
SEAL

Section 24.1              Who May Attest Seal

(1)	Except as provided in Sections 24.2 and 24.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a)	any two directors;

(b)	any officer, together with any director;

(c)	if the Company only has one director, that director; or

(d)	any one or more directors or officers or Persons as may be determined by the directors.

Section 24.2              Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Section 24.1, the impression of the seal may be attested by the signature of any director or officer.

Section 24.3              Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the Person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the corporate secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary treasurer may in writing authorize such Person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

Article 25
SPECIAL RIGHTS AND RESTRICTIONS

Section 25.1              Subordinate Voting Shares

(1)	An unlimited number of Subordinate Voting Shares, without nominal or par value, are authorized for issuance, having attached thereto the special rights and restrictions as set forth below:

(a)	Voting Rights.

Holders of Subordinate Voting Shares shall be entitled to notice of and to attend (if applicable, virtually) any meeting of the shareholders of the Company. Holders of Subordinate Voting Shares shall be entitled to vote at any meeting of the shareholders of the Company, and at each such meeting, shall be entitled to one (1) vote in respect of each Subordinate Voting Share held, except for a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote.

Except as otherwise provided in these Articles (including without limitation the restrictions on voting rights for directors in the case of the Limited Voting Shares) or except as provided in the Business Corporations Act, Subordinate Voting Shares, Multiple Voting Shares, Restricted Voting Shares and Limited Voting Shares are equal in all respects and shall vote together as if they were shares of a single class. In connection with any Change of Control Transaction requiring approval of the holders of all classes of Equity Shares under the Business Corporations Act, holders of all Equity Shares shall be treated equally and identically, on a per share basis, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Subordinate Voting Shares in respect of a resolution approving such Change of Control Transaction, voting separately as a class at a meeting of the holders of that class called and held for such purpose.

Notwithstanding the provisions of the second paragraph of this Section 25.1(1)(a), the holders of Subordinate Voting Shares shall be entitled to vote as a separate class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of these Articles which would: (i) adversely affect the rights or special rights of the holders of Subordinate Voting Shares (including an amendment to the terms of these Articles which provide that any Multiple Voting Shares sold or transferred to a Person that is not a Permitted Holder shall be automatically converted into Subordinate Voting Shares); or (ii) affect the holders of any Equity Shares differently, on a per share basis; or (iii) except as already set forth herein, create any class or series of shares ranking equal to or senior to the Subordinate Voting Shares; and in each case such alteration, repeal or amendment shall not be effective unless a resolution in respect thereof is approved by a majority of the votes cast by holders of outstanding Subordinate Voting Shares.

(b)	Constraints on Ownership.

Subject to the Specified Exceptions, the Subordinate Voting Shares may only be held~~, beneficially owned or controlled~~, of record by Non-U.S. Persons.

(c)	Dividends.

Holders of Subordinate Voting Shares shall be entitled to receive, as and when declared by the board of directors, dividends in cash or property of the Company. No dividend will be declared or paid on any other class of Equity Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on a per share basis) on the Subordinate Voting Shares. The Subordinate Voting Shares shall rank equally with the other Equity Shares as to dividends on a share-for-share basis, without preference or distinction. In the event of the payment of a dividend in the form of shares, holders of Subordinate Voting Shares shall receive Subordinate Voting Shares, unless otherwise determined by the board of directors, provided an equal number of shares is declared as a dividend or distribution on a then outstanding per-Equity Share basis, without preference or distinction, in each case.

(d)	Liquidation, Dissolution or Winding-Up.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Subordinate Voting Shares shall, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Subordinate Voting Shares, be entitled to participate ratably in the remaining property of the Company along with all holders of the other classes of Equity Shares (on a per share basis).

(e)	Rights to Subscribe; Pre-Emptive Rights.

The holders of Subordinate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of shares, or bonds, debentures or other securities of the Company now or in the future.

(f)	Subdivision or Consolidation.

No subdivision or consolidation of the Subordinate Voting Shares shall occur unless, simultaneously, the other classes of Equity Shares are subdivided or consolidated or otherwise adjusted so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes. Subject to Section 25.1(1)(g), the Subordinate Voting Shares cannot be converted into any other class of shares.

(g)	Conversion of Subordinate Voting Shares.

(1)	Automatic

Subject to the Specified Exceptions, each issued and outstanding Subordinate Voting Share shall be automatically converted into one Restricted Voting Share, without any further act on the part of the Company or of the holder, if such Subordinate Voting Share becomes held~~, beneficially owned or controlled~~ of record by a U.S. Person.

(2)	Upon an Offer

(i)	For the purposes of this Section 25.1(g)(2):

(A)	“Affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as, from time to time, amended, re-enacted or replaced;

(B)	“Associate” has the meaning assigned by the Securities Act (Ontario) as, from time to time, amended, re-enacted or replaced;

(C)	“Conversion Period” means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

(D)	“Converted Shares” means Subject Equity Shares resulting from the conversion of Subordinate Voting Shares into the Subject Equity Shares pursuant to subparagraph (ii);

(E)	“Exclusionary Offer” means an offer to purchase Subject Equity Shares that:

(ii)	is a General Offer; and

(iii)	is not made concurrently with an offer to purchase Subordinate Voting Shares that is identical to the offer to purchase the Subject Equity Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror, and in all other material respects, and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Subject Equity Shares;

and for the purposes of this definition, if an offer to purchase Subject Equity Shares is a General Offer but not an Exclusionary Offer, the varying of any term of such offer shall be deemed to constitute the making of a new offer unless a variation identical in all material respects concurrently is made to the corresponding offer to purchase Subordinate Voting Shares;

(F)	“Expiry Date” means the last date on which holders of the Subject Equity Shares may accept an Exclusionary Offer;

(G)	“General Offer” means an offer to purchase Subject Equity Shares that must, by reason of applicable securities legislation or the requirements of any stock exchange on which the Subject Equity Shares are listed, be made to all or substantially all holders of Subject Equity Shares who are in a province of Canada to which any such legislation or requirement applies (assuming that the offeree was resident in Ontario);

(H)	“Offer Date” means the date on which an Exclusionary Offer is made;

(I)	“Offeror” means a Person that makes an offer to purchase the Subject Equity Shares (the “bidder”), and includes any Associate or Affiliate of the bidder or any Person that is disclosed in the offering document to be acting jointly or in concert with the bidder,

(J)	“Person” has the meaning assigned by the Securities Act (Ontario) as, from time to time, amended, re-enacted or replaced and includes a company or other body corporate wherever or however incorporated;

(K)	“Subject Equity Shares” means any one or more classes of Equity Shares that are subject to an Exclusionary Offer, other than Subordinate Voting Shares; and

(L)	“Transfer Agent” means the transfer agent of the Company at the relevant time for any of the Subject Equity Shares (and if there is no such transfer agent, “Transfer Agent” means the Company);

(ii)	subject to subparagraph (v), if an Exclusionary Offer is made, each outstanding Subordinate Voting Share shall, at the option of each holder of Subordinate Voting Shares during the Conversion Period, be convertible on a one-for-one basis into the class of Equity Shares that are subject to such Exclusionary Offer (and if more than one class of Equity Shares are subject to such Exclusionary Offer, or different Exclusionary Offers are made for separate classes of Subject Equity Shares, on a one-for-one basis into any class of Equity Shares that are subject to any such Exclusionary Offer, at the holder’s election, or failing such election, into any class of Equity Shares that are subject to any such Exclusionary Offer at the board of directors’ discretion). The conversion right may be exercised by notice in writing given to the Transfer Agent prior to the Expiry Date accompanied by the share certificate(s) representing the Subordinate Voting Shares which the holder desires to convert, together with any letter of transmittal or other documentation, including any medallion signature guarantee, as may be required by the Transfer Agent or pursuant to the Exclusionary Offer, in either case in duly executed or completed form, and such notice shall be executed by such holder, or by his attorney duly authorized in writing, and shall specify the number of Subordinate Voting Shares which the holder desires to have converted and the class of Equity Shares which are desired to be converted into. The Company shall pay any governmental stamp, transfer or similar tax (but for greater certainty, no income or capital gains tax) imposed on or in respect of such conversion. If less than all of the Subordinate Voting Shares represented by any share certificate are to be converted, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Subordinate Voting Shares represented by the original share certificate, which are not to be converted. Upon any conversion of any shares of any class into shares of another class, the Company shall adjust the capital accounts maintained for the respective classes of shares as provided in the Business Corporations Act. The conversion right may only be exercised in respect of Subordinate Voting Shares for the purpose of depositing the resulting Subject Equity Shares pursuant to such offer and for no other reason;

(iii)	an election by a holder of Subordinate Voting Shares to exercise the conversion right provided for in subparagraph (ii) shall be deemed to also constitute irrevocable elections by such holder (a) to deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder’s right to subsequently withdraw the shares from the offer), and (b) to exercise the right to convert back into Subordinate Voting Shares all Converted Shares (on a one-for-one basis) in respect of which such holder exercises his, her or its right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up under the Exclusionary Offer. Any conversion of Converted Shares back into Subordinate Voting Shares in respect of which the holder exercises his, her or its right of withdrawal from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion of Converted Shares back into Subordinate Voting Shares pursuant to a deemed election shall become effective:

(A)	for Converted Shares not taken up in accordance with the terms of an Exclusionary Offer which is nonetheless completed, on the day that the Offeror has taken up and paid for all shares to be acquired by the Offeror under the Exclusionary Offer; and

(B)	in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn;

(iv)	no share certificates representing Converted Shares shall be delivered to the holders of such shares before such shares are deposited pursuant to the Exclusionary Offer. The Transfer Agent, on behalf of the holders of the Converted Shares, shall deposit pursuant to the Exclusionary Offer the certificates representing all Subordinate Voting Shares for which the certificates, notices and other documents have been duly delivered to the Transfer Agent pursuant to subparagraph (ii) and shall advise the Offeror of the extent that such certificates so deposited represent Subject Equity Shares of the Company. Upon completion of the Exclusionary Offer, the Transfer Agent shall deliver to the holders of the shares purchased pursuant to the Exclusionary Offer all consideration paid by the Offeror pursuant to the Exclusionary Offer. If Converted Shares are converted back into Subordinate Voting Shares pursuant to subparagraph (iii), the Transfer Agent shall deliver to the holders entitled thereto share certificates representing the Subordinate Voting Shares resulting from the conversion. Provided however that if no Subordinate Voting Shares of a shareholder were acquired by the Offeror pursuant to the Exclusionary Offer, the Transfer Agent shall return the original share certificate (if not duly endorsed for transfer to a named transferee) evidencing such Subordinate Voting Shares tendered pursuant to subparagraph (ii) in satisfaction of its obligations under this subparagraph (iv). The Company shall make all arrangements with the Transfer Agent necessary or desirable to give effect to this subparagraph (iv);

(v)	subject to subparagraph (vi), the conversion right provided for in subparagraph (ii) shall not come into effect with respect to a class of Subject Equity Shares if:

(A)	prior to the time at which the Exclusionary Offer is made there is or has been delivered to the Transfer Agent and to the corporate secretary of the Company a certification or certifications signed by or on behalf of one or more shareholders of the Company owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Subject Equity Shares of each class (exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror), which certification or certifications shall confirm, in the case of each such shareholder that made such certification, that such shareholder shall not:

(i)	accept any Exclusionary Offer without giving the Transfer Agent and the corporate secretary of the Company written notice of such acceptance or intended acceptance at least 7 days prior to the Expiry Date;

(ii)	make any Exclusionary Offer;

(iii)	act jointly or in concert with any Person that makes any Exclusionary Offer; or

(iv)	transfer any Subject Equity Shares, directly or indirectly, during the time any Exclusionary Offer is outstanding without giving the Transfer Agent and the corporate secretary of the Company written notice of such transfer or intended transfer at least seven (7) days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Subject Equity Shares transferred or to be transferred to each transferee; or

(B)	within seven (7) days after the Offer Date there is delivered to the Transfer Agent and to the corporate secretary of the Company a certification or certifications signed by or on behalf of one or more shareholders of the Company owning in the aggregate more than 50% of the then outstanding Subject Equity Shares of such class (exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror), which certification or certifications shall confirm, in the case of each shareholder who made such certification:

(i)	the number of Subject Equity Shares owned by the shareholder;

(ii)	that such shareholder is not making the Exclusionary Offer and is not an Associate or Affiliate of, or acting jointly or in concert with, the Person making such offer;

(iii)	that such shareholder shall not accept the Exclusionary Offer, including any varied form of the offer, without giving the Transfer Agent and the corporate secretary of the Company written notice of such acceptance or intended acceptance at least seven (7) days prior to the Expiry Date; and

(iv)	that such shareholder shall not transfer any Subject Equity Shares, directly or indirectly, prior to the Expiry Date without giving the Transfer Agent and the corporate secretary of the Company written notice of such transfer or intended transfer at least seven (7) days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Subject Equity Shares transferred or to be transferred to each transferee if this information is known to the transferor;

(vi)	if a notice (the “Notice”) referred to in sub-clause (v)(A)(i), (v)(A)(iv), (v)(B)(iii) or (v)(B)(iv) is given to the Transfer Agent and to the corporate secretary of the Company and the conversion right provided for in subparagraph (ii) has not, because of the giving of such Notice, come into effect, the Company shall, either forthwith upon receipt of the Notice or forthwith after the seventh (7th) day following the Offer Date, whichever is later, make a good faith determination as to whether there are subsisting certifications that comply with either clause (v)(A) or (v)(B) from shareholders of the Company who own in the aggregate more than 50% of the then outstanding Subject Equity Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror. If the Company determines that there are not such subsisting certifications, subparagraph (v) shall cease to apply and the conversion right provided for in subparagraph (ii) shall be in effect for the remainder of the Conversion Period;

(vii)	as soon as reasonably possible after the seventh (7th) day after the Offer Date, the Company shall send to each holder of Subordinate Voting Shares a written notice advising the holders as to whether they are entitled to convert their Subordinate Voting Shares into Subject Equity Shares and the reasons therefor. If such notice discloses that they are not so entitled, but it is subsequently determined that they are so entitled by virtue of subparagraph (vi) or otherwise, the Company shall forthwith send another notice to them advising them of that fact and the reasons therefor;

(viii)	if a notice referred to in subparagraph (vii) discloses that the conversion right set forth in Section 25.1(1)(g)(ii) has come into effect, the notice shall:

(A)	include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the Exclusionary Offer;

(B)	include the information set out in subparagraph (vii) hereof; and

(C)	be accompanied by a copy of the Exclusionary Offer and all other materials sent to any holders of Subject Equity Shares in respect of such offer; and as soon as reasonably possible after any additional material, including any notice of variation, is sent to any holders of Subject Equity Shares in respect of such offer, the Company shall send a copy of such additional materials to each holder of Subordinate Voting Shares;

(ix)	prior to or forthwith after sending any notice referred to in subparagraph (vii), the Company shall cause a news release to be issued to a Canadian national news service, describing the contents of the notice; and

(x)	references to share certificates shall include, as applicable, the equivalent in any non-certificated inventory system (such as, for example, a Direct Registration System or electronic position), with appropriate changes.

(3)	Specified Exceptions

~~There will be no right to convert the Subordinate Voting Shares into Subject Equity Shares in each of the~~ The following circumstances will be disregarded in determining whether Equity Shares are held of record by a U.S. Person or by a Non-U.S. Person (collectively, the “Specified Exceptions”):

(i) where Equity Shares are held~~, beneficially owned or controlled,~~ of record by one or more underwriters solely for the purposes of a distribution to the public, that fact will be disregarded; or

(ii) where Equity Shares are held~~, beneficially owned or controlled,~~ of record by a Person acting solely in the capacity of an intermediary in connection with either the payment of funds and/or the delivery of securities and that provides centralized facilities for the deposit, clearing or settlement of trades in securities (including CDS Clearing and Depositary Services Inc., or any successor or assign) without general discretionary authority over the voting or disposition of such Equity Shares, that fact will be disregarded.

(h)	Renaming as Common Shares.

At the effective time that no Multiple Voting Shares remain issued and outstanding (including, without limitation, by the conversion of all Multiple Voting Shares, in accordance with these Articles, into Subordinate Voting Shares and/or Restricted Voting Shares, as applicable), the Subordinate Voting Shares shall henceforward be named “Common Shares”, and all references in these Articles to “Subordinate Voting Share” shall thereinafter refer to “Common Share”.

Section 25.2              Multiple Voting Shares

(1)	An unlimited number of Multiple Voting Shares, without nominal or par value, are authorized for issuance, having attached thereto the special rights and restrictions as set forth below:

(a)	Voting Rights.

Holders of Multiple Voting Shares shall be entitled to notice of and to attend (if applicable, virtually) any meeting of the shareholders of the Company. Holders of Multiple Voting Shares shall be entitled to vote at any meeting of the shareholders of the Company, and at each such meeting, shall be entitled to twenty-five (25) votes in respect of each Multiple Voting Share held, except for a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote.

Except as otherwise provided in these Articles (including without limitation the restrictions on voting rights for directors in the case of the Limited Voting Shares) or except as provided in the Business Corporations Act, Multiple Voting Shares, Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares are equal in all respects and shall vote together as if they were shares of a single class. In connection with any Change of Control Transaction requiring approval of the holders of all classes of Equity Shares under the Business Corporations Act, holders of each such Equity Shares shall be treated equally and identically, on a per share basis, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Multiple Voting Shares in respect of a resolution approving such Change of Control Transaction, voting separately as a class at a meeting of the holders of that class called and held for such purpose.

Notwithstanding the provisions of the second paragraph of this Section 25.2(1)(a), the holders of Multiple Voting Shares shall be entitled to vote as a separate class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of these Articles which would: (i) adversely affect the rights or special rights of the holders of Multiple Voting Shares (including an amendment to the terms of these Articles which provide that any Multiple Voting Shares sold or transferred to a Person that is not a Permitted Holder shall be automatically converted into Restricted Voting Shares and/or Subordinate Voting Shares, as applicable); or (ii) affect the holders of Equity Shares differently, on a per share basis; or (iii) create any class or series of shares ranking equal to or senior to the Multiple Voting Shares; and in each case such alteration, repeal or amendment shall not be effective unless a resolution in respect thereof is approved by a majority of the votes cast by holders of outstanding Multiple Voting Shares.

(b)	Constraints on Ownership.

The Multiple Voting Shares may be held~~, beneficially owned or controlled,~~ of record by U.S. Persons and Non-U.S. Persons.

(c)	Dividends.

Holders of Multiple Voting Shares shall be entitled to receive, as and when declared by the directors, dividends in cash or property of the Company. No dividend will be declared or paid on other Equity Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on a per share basis) on the Multiple Voting Shares. The Multiple Voting Shares shall rank equally with the other Equity Shares as to dividends on a share-for-share basis, without preference or distinction. In the event of the payment of a dividend in the form of shares, holders of Multiple Voting Shares shall receive Multiple Voting Shares, unless otherwise determined by the board of directors of the Company, provided an equal number of shares is declared as a dividend or distribution on a per-Equity Share basis in each case.

(d)	Liquidation, Dissolution or Winding-Up.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares shall, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Multiple Voting Shares, be entitled to participate ratably in the remaining property of the Company along with all other holders of Equity Shares (on a per share basis).

(e)	Rights to Subscribe; Pre-Emptive Rights.

The holders of Multiple Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of shares, or bonds, debentures or other securities of the Company now or in the future.

(f)	Subdivision or Consolidation.

No subdivision or consolidation of the Multiple Voting Shares shall occur unless, simultaneously, the other classes of Equity Shares are subdivided or consolidated or otherwise adjusted so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes. Subject to Section 25.2(1)(g), the Multiple Voting Shares cannot be converted into any other class of shares.

(g)	Conversion of Multiple Voting Shares.

Holders of Multiple Voting Shares shall have conversion rights as follows:

(i)	Right to Convert.

Each Multiple Voting Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Company or any transfer agent for such shares, on a one-for-one basis, into (i) fully paid and non-assessable Subordinate Voting Shares in the event the Multiple Voting Shares are held~~, beneficially owned or controlled,~~ of record by a Non-U.S. Person, or (ii) fully paid and non-assessable Restricted Voting Shares in the event the Multiple Voting Shares are held~~, beneficially owned or controlled,~~ of record by a U.S. Person.

(ii)	Automatic Conversion.

(A)	Upon the date that is 60 months from the date of first issuance of a Multiple Voting Share (the date of first issuance being May 24, 2019), each Multiple Voting Share shall be automatically converted, without any action on the part of the holder, into (i) one fully paid and non-assessable Subordinate Voting Share, in the event the Multiple Voting Share is held~~, beneficially owned or controlled,~~ of record by a Non-U.S. Person, or (ii) one fully paid and non-assessable Restricted Voting Share in the event the Multiple Voting Shares is held~~, beneficially owned or controlled,~~ of record by a U.S. Person.

(B)	Upon the first date that any Multiple Voting Share shall be held by a Person other than by a Permitted Holder, the Permitted Holder which held such Multiple Voting Share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights under Section 25.2(1)(g)(i) to convert such Multiple Voting Share into (i) one fully paid and non-assessable Subordinate Voting Share, in the event the Multiple Voting Share is held~~, beneficially owned or controlled,~~ of record by a Non-U.S. Person, or (ii) one fully paid and non-assessable Restricted Voting Share in the event the Multiple Voting Shares is held~~, beneficially owned or controlled,~~ of record by a U.S. Person.

(C)	Upon the first date that the aggregate number of Multiple Voting Shares held by all Permitted Holders is reduced to a number which is less than 33 1/3% of the aggregate number of Multiple Voting Shares held by all Permitted Holders on the date of first issuance of the Multiple Voting Shares (being May 24, 2019), each Permitted Holder shall automatically be deemed, without further action, to have exercised his, her or its rights under Section 25.2(1)(g)(i) to convert all Multiple Voting Shares held by such Permitted Holder into an equal number of (i) fully paid and non-assessable Subordinate Voting Shares, in the event the Multiple Voting Shares are held~~, beneficially owned or controlled,~~ of record by a Non-U.S. Person, or (ii) fully paid and non-assessable Restricted Voting Shares in the event the Multiple Voting Shares are held~~, beneficially owned or controlled,~~ of record by a U.S. Person.

(D)	A Multiple Voting Share that is converted into a Subordinate Voting Share or a Restricted Voting Share, in each case as applicable and as provided for in Section 25.2(1)(g)(ii)(A), Section 25.2(1)(g)(ii)(B) or Section 25.2(1)(g)(ii)(C) will automatically be cancelled.

(E)	For the purposes hereof:

(i)	“Members of the Immediate Family” means with respect to any individual, each parent (whether by birth or adoption), spouse or child (including any step-child) or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual;

(ii)	“Permitted Holders” means (a) Jonathan Sandelman, Charles Miles or Kamaldeep Thindal and any Members of the Immediate Family of any of them, (b) Mercer Park L.P., (c) Mercer Park CB, L.P., and (d) any Person controlled, directly or indirectly by one or more of the Persons referred to in clause (a), (b) or (c) above; and

(iii)	“Person” has the meaning assigned by the Securities Act (British Columbia) as, from time to time, amended, re-enacted or replaced and includes a company or other body corporate wherever or however incorporated.

(iii)	Mechanics of Conversion.

Before any holder of Multiple Voting Shares shall be entitled to convert Multiple Voting Shares into Subordinate Voting Shares and/or Restricted Voting Shares, as applicable, the holder thereof shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or of any transfer agent for Subordinate Voting Shares or Restricted Voting Shares, as applicable, or the equivalent in any non-certificated inventory system (such as, for example, a Direct Registration System or electronic position) administered by any applicable depository or transfer agent of the Company, and shall give written notice to the Company at its head office, of the election to convert the same and the Subordinate Voting Shares or Restricted Voting Shares, as applicable, resulting therefrom shall be registered in the name of the registered holder of the Multiple Voting Shares converted or, subject to payment by the registered holder of any stock transfer or applicable taxes and compliance with any other reasonable requirements of the Company in respect of such transfer, in such name or names as such registered holder may direct in writing. Upon receipt of such notice and certificate or certificates and, as applicable, compliance with such other requirements, the Company shall (or shall cause its transfer agent to), at its expense, as soon as practicable thereafter, remove or cause the removal of such holder from the register of holders in respect of the Multiple Voting Shares for which the conversion right is being exercised, add the holder (or any Person or Persons in whose name or names such converting holder shall have directed the resulting Subordinate Voting Shares or Restricted Voting Shares, as applicable, to be registered) to the securities register of holders in respect of the resulting Subordinate Voting Shares or Restricted Voting Shares, as applicable, cancel or cause the cancellation of the certificate or certificates representing such Multiple Voting Shares and issue and deliver at such office to such holder, or to the nominee or nominees of such holder, a certificate or certificates or the equivalent in any non-certificated inventory system (such as, for example, a Direct Registration System or electronic position) administered by any applicable depository or transfer agent of the Company, representing the Subordinate Voting Shares or Restricted Voting Shares, as applicable, issued upon the conversion of such Multiple Voting Shares. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the Multiple Voting Shares to be converted, and the Person or Persons entitled to receive the Subordinate Voting Shares or Restricted Voting Shares, as applicable, issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Subordinate Voting Shares or Restricted Voting Shares, as applicable, as of such date. If less than all of the Multiple Voting Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing the Multiple Voting Shares represented by the original certificate which are not to be converted. A Multiple Voting Share that is converted into a Subordinate Voting Share or Restricted Voting Share, as applicable, as provided for in this Section 25.2(1)(g)(iii) will automatically be cancelled.

(iv)	Effect of Conversion.

All Multiple Voting Shares which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the time of conversion, except only the right of the holders thereof to receive Subordinate Voting Shares or Restricted Voting Shares, as applicable, in exchange therefor.

(h)	Transfer of Multiple Voting Shares.

Except in accordance with Sections 2.3 or 2.8 of the coattail agreement dated the same date as the Multiple Voting Shares are first issued (the “Coattail Agreement”) or as expressly provided herein, including upon conversion into Subordinate Voting Shares and/or Restricted Voting Shares, as applicable, no Multiple Voting Share may be sold, transferred, assigned, pledged or otherwise disposed of without the written consent of the directors, and the directors are not required to give any reason for refusing to consent to any such sale, transfer or disposition.

(i)	Share Superior to Multiple Voting Shares

The Company may take no action which would authorize or create shares of any class or series having preferences superior to or on a parity with the Multiple Voting Shares without the consent of the holders of a majority of the outstanding Multiple Voting Shares expressed by special separate resolution. At any meeting of holders of Multiple Voting Shares called to consider such a special separate resolution, each Multiple Voting Share will entitle the holder to one (1) vote and each fraction of a Multiple Voting Share shall entitle the holder to the corresponding fraction of one (1) vote.

Section 25.3              Restricted Voting Shares

(1)	An unlimited number of Restricted Voting Shares, without nominal or par value, are authorized for issuance, having attached thereto the special rights and restrictions as set forth below:

(a)	Voting Rights.

Holders of Restricted Voting Shares shall be entitled to notice of and to attend (if applicable, virtually) any meeting of the shareholders of the Company. Holders of Restricted Voting Shares shall be entitled to vote at any meeting of the shareholders of the Company, and at each such meeting, shall be entitled to one (1) vote in respect of each Restricted Voting Share held, except for a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote.

Except as otherwise provided in these Articles (including without limitation the restrictions on voting rights for directors in the case of the Limited Voting Shares) or except as provided in the Business Corporations Act, Multiple Voting Shares, Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares are equal in all respects and shall vote together as if they were shares of a single class. In connection with any Change of Control Transaction requiring approval of the holders of all classes of Equity Shares under the Business Corporations Act, holders of each class of Equity Shares shall be treated equally and identically, on a per share basis, unless different treatment of the shares of any such class is approved by a majority of the votes cast by the holders of outstanding Restricted Voting Shares in respect of a resolution approving such Change of Control Transaction, voting separately as a class at a meeting of the holders of Restricted Voting Shares called and held for such purpose.

Notwithstanding the provisions of the second paragraph of this Section 25.3(1)(a), the holders of Restricted Voting Shares shall be entitled to vote as a separate class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of these Articles which would: (i) adversely affect the rights or special rights of the holders of Restricted Voting Shares (including an amendment to the terms of these Articles which provide that any Multiple Voting Shares sold or transferred to a Person that is not a Permitted Holder shall be automatically converted into Subordinate Voting Shares and/or Restricted Voting Shares, as applicable); or (ii) affect the holders of any class of Equity Shares differently, on a per share basis; or (iii) except as already set forth herein, create any class or series of shares ranking equal to or senior to the Restricted Voting Shares; and in each case such alteration, repeal or amendment shall not be effective unless a resolution in respect thereof is approved by a majority of the votes cast by holders of outstanding Restricted Voting Shares.

(b)	Constraints on Ownership.

Subject to the Specified Exceptions, the Restricted Voting Shares may only be held~~, beneficially owned or controlled,~~ of record by U.S. Persons.

(c)	Dividends.

Holders of Restricted Voting Shares shall be entitled to receive, as and when declared by the board of directors, dividends in cash or property of the Company. No dividend will be declared or paid on any other class of Equity Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on a per share basis) on the Restricted Voting Shares. The Restricted Voting Shares shall rank equally with the other Equity Shares as to dividends on a share-for-share basis, without preference or distinction. In the event of the payment of a dividend in the form of shares, holders of Restricted Voting Shares shall receive Restricted Voting Shares, unless otherwise determined by the board of directors, provided an equal number of shares is declared as a dividend or distribution on a then outstanding per-Equity Share basis, without preference or distinction, in each case.

(d)	Liquidation, Dissolution or Winding-Up.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Restricted Voting Shares shall, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Restricted Voting Shares, be entitled to participate ratably in the remaining property of the Company along with all holders of the other classes of Equity Shares (on a per share basis).

(e)	Rights to Subscribe; Pre-Emptive Rights.

The holders of Restricted Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of shares, or bonds, debentures or other securities of the Company now or in the future.

(f)	Subdivision or Consolidation.

No subdivision or consolidation of the Restricted Voting Shares shall occur unless, simultaneously, the other classes of Equity Shares are subdivided or consolidated or otherwise adjusted so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes. Subject to Section 25.3(1)(g), the Restricted Voting Shares cannot be converted into any other class of shares.

(g)	Conversion of Restricted Voting Shares.

(1)	Automatic

Subject to the Specified Exceptions, each issued and outstanding Restricted Voting Share shall be automatically converted into one Subordinate Voting Share, without any further act on the part of the Company or of the holder, if such Restricted Voting Share becomes held~~, beneficially owned or controlled,~~ of record by a Non-U.S. Person.

(2)	Conversion into Limited Voting Shares

Subject to the Specified Exceptions, if, at any given time, the total number of Restricted Voting Shares becomes equal to or in excess of the FPI Threshold, the minimum number of Restricted Voting Shares required to stay within the FPI Threshold shall be automatically converted, without further act or formality, on a pro-rata basis across all registered holders of Restricted Voting Shares (rounded up to the next nearest whole number of shares), on a one-for-one basis, into Limited Voting Shares. For purposes of these Articles, “FPI Threshold” means:

(0.50 x Aggregate Number of Multiple Voting Shares, Subordinate Voting Shares and Restricted Voting Shares) – (Aggregate Number of Multiple Voting Shares held~~, beneficially owned or controlled,~~ of record by U.S. Persons)

Notwithstanding the foregoing, in connection with a formal bid for all Equity Shares on identical terms made in compliance with Canadian securities laws that results in the bidder owning or controlling more than fifty percent (50%) of the total voting power of the voting securities of the Company for the election of directors (assuming the Limited Voting Shares each have one (1) vote per share for the election of directors), the bidder may elect, by way of written notice to the Company, that the Restricted Voting Shares it so acquires not be automatically converted into Limited Voting Shares.

(3)	Upon an Offer

(i)	For the purposes of this Section 25.3(1)(g)(3):

(A)	“Affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as, from time to time, amended, re-enacted or replaced;

(B)	“Associate” has the meaning assigned by the Securities Act (Ontario) as, from time to time, amended, re-enacted or replaced;

(C)	“Conversion Period” means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

(D)	“Converted Shares” means the Subject Equity Shares resulting from the conversion of Restricted Voting Shares into the Subject Equity Shares pursuant to subparagraph (ii);

(E)	“Exclusionary Offer” means an offer to purchase Subject Equity Shares that:

(ii)	is a General Offer; and

(iii)	is not made concurrently with an offer to purchase Restricted Voting Shares that is identical to the offer to purchase the Subject Equity Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror, and in all other material respects, and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Subject Equity Shares;

and for the purposes of this definition, if an offer to purchase Subject Equity Shares is a General Offer but not an Exclusionary Offer, the varying of any term of such offer shall be deemed to constitute the making of a new offer unless a variation identical in all material respects concurrently is made to the corresponding offer to purchase Restricted Voting Shares;

(F)	“Expiry Date” means the last date on which holders of the Subject Equity Shares may accept an Exclusionary Offer;

(G)	“General Offer” means an offer to purchase Subject Equity Shares that must, by reason of applicable securities legislation or the requirements of any stock exchange on which the Subject Equity Shares are listed, be made to all or substantially all holders of Subject Equity Shares who are in a province of Canada to which any such legislation or requirement applies (assuming that the offeree was resident in Ontario);

(H)	“Offer Date” means the date on which an Exclusionary Offer is made;

(I)	“Offeror” means a Person that makes an offer to purchase the Subject Equity Shares (the “bidder”), and includes any Associate or Affiliate of the bidder or any Person that is disclosed in the offering document to be acting jointly or in concert with the bidder;

(J)	“Person” has the meaning assigned by the Securities Act (Ontario) as, from time to time, amended, re-enacted or replaced and includes a company or other body corporate wherever or however incorporated;

(K)	“Subject Equity Shares” means any one or more classes of Equity Shares that are subject to an Exclusionary Offer, other than Restricted Voting Shares; and

(L)	“Transfer Agent” means the transfer agent of the Company at the relevant time for any of the Subject Equity Shares (and if there is no such transfer agent, “Transfer Agent” means the Company);

(ii)	subject to subparagraph (v), if an Exclusionary Offer is made, each outstanding Restricted Voting Share shall, at the option of each holder of Restricted Voting Shares during the Conversion Period, be convertible on a one-for-one basis into the class of Equity Shares that are subject to such Exclusionary Offer (and if more than one class of Equity Shares are subject to such Exclusionary Offer, or different Exclusionary Offers are made for separate classes of Subject Equity Shares, on a one-for-one basis into any class of Equity Shares that are subject to any such Exclusionary Offer, at the holder’s election, or failing such election, into any class of Equity Shares that are subject to any such Exclusionary Offer at the board of directors’ discretion). The conversion right may be exercised by notice in writing given to the Transfer Agent prior to the Expiry Date accompanied by the share certificate(s) representing the Restricted Voting Shares which the holder desires to convert, together with any letter of transmittal or other documentation, including any medallion signature guarantee, as may be required by the Transfer Agent or pursuant to the Exclusionary Offer, in either case, in duly executed or completed form, and such notice shall be executed by such holder, or by his attorney duly authorized in writing, and shall specify the number of Restricted Voting Shares which the holder desires to have converted and the class of Equity Shares which are desired to be converted into. The Company shall pay any governmental stamp, transfer or similar tax (but for greater certainty, no income or capital gains tax) imposed on or in respect of such conversion. If less than all of the Restricted Voting Shares represented by any share certificate are to be converted, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Restricted Voting Shares represented by the original share certificate, which are not to be converted. Upon any conversion of any shares of any class into shares of another class, the Company shall adjust the capital accounts maintained for the respective classes of shares as provided in the Business Corporations Act. The conversion right may only be exercised in respect of Restricted Voting Shares for the purpose of depositing the resulting Subject Equity Shares pursuant to such offer and for no other reason;

(iii)	an election by a holder of Restricted Voting Shares to exercise the conversion right provided for in subparagraph (ii) shall be deemed to also constitute irrevocable elections by such holder (a) to deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder’s right to subsequently withdraw the shares from the offer), and (b) to exercise the right to convert back into Restricted Voting Shares all Converted Shares (on a one-for-one basis) in respect of which such holder exercises his, her or its right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up under the Exclusionary Offer. Any conversion of Converted Shares back into Restricted Voting Shares in respect of which the holder exercises his, her or its right of withdrawal from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion of Converted Shares back into Restricted Voting Shares pursuant to a deemed election shall become effective:

(A)	for Converted Shares not taken up in accordance with the terms of an Exclusionary Offer which is nonetheless completed, on the day that the Offeror has taken up and paid for all shares to be acquired by the Offeror under the Exclusionary Offer; and

(B)	in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn;

(iv)	no share certificates representing Converted Shares shall be delivered to the holders of such shares before such shares are deposited pursuant to the Exclusionary Offer. The Transfer Agent, on behalf of the holders of the Converted Shares, shall deposit pursuant to the Exclusionary Offer the share certificates representing all Restricted Voting Shares for which the certificates, notices and other documents have been duly delivered to the Transfer Agent pursuant to subparagraph (ii) and shall advise the Offeror of the extent that such certificates so deposited represent Subject Equity Shares of the Company. Upon completion of the Exclusionary Offer, the Transfer Agent shall deliver to the holders of the shares purchased pursuant to the Exclusionary Offer all consideration paid by the Offeror pursuant to the Exclusionary Offer. If Converted Shares are converted back into Restricted Voting Shares pursuant to subparagraph (iii), the Transfer Agent shall deliver to the holders entitled thereto share certificates representing the Restricted Voting Shares resulting from the conversion. Provided however that if no Restricted Voting Shares of a shareholder were acquired by the Offeror pursuant to the Exclusionary Offer, the Transfer Agent shall return the original share certificate (if not duly endorsed for transfer to a named transferee) evidencing such Restricted Voting Shares tendered pursuant to subparagraph (ii) in satisfaction of its obligations under this subparagraph (iv). The Company shall make all arrangements with the Transfer Agent necessary or desirable to give effect to this subparagraph (iv);

(v)	subject to subparagraph (vi), the conversion right provided for in subparagraph (ii) shall not come into effect with respect to a class of Subject Equity Shares if:

(A)	prior to the time at which the Exclusionary Offer is made there is or has been delivered to the Transfer Agent and to the corporate secretary of the Company a certification or certifications signed by or on behalf of one or more shareholders of the Company owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Subject Equity Shares of each class (exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror), which certification or certifications shall confirm, in the case of each such shareholder, that made such certification, that such shareholder shall not:

(vi)	accept any Exclusionary Offer without giving the Transfer Agent and the corporate secretary of the Company written notice of such acceptance or intended acceptance at least 7 days prior to the Expiry Date;

(vii)	make any Exclusionary Offer;

(viii)	act jointly or in concert with any Person that makes any Exclusionary Offer; or

(ix)	transfer any Subject Equity Shares, directly or indirectly, during the time any Exclusionary Offer is outstanding without giving the Transfer Agent and the corporate secretary of the Company written notice of such transfer or intended transfer at least seven (7) days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Subject Equity Shares transferred or to be transferred to each transferee; or

(B)	within seven (7) days after the Offer Date there is delivered to the Transfer Agent and to the corporate secretary of the Company a certification or certifications signed by or on behalf of one or more shareholders of the Company owning in the aggregate more than 50% of the then outstanding Subject Equity Shares of such class (exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror), which certification or certifications shall confirm, in the case of each shareholder who made such certification:

(i)	the number of Subject Equity Shares owned by the shareholder;

(ii)	that such shareholder is not making the Exclusionary Offer and is not an Associate or Affiliate of, or acting jointly or in concert with, the Person making such offer;

(iii)	that such shareholder shall not accept the Exclusionary Offer, including any varied form of the offer, without giving the Transfer Agent and the corporate secretary of the Company written notice of such acceptance or intended acceptance at least seven (7) days prior to the Expiry Date; and

(iv)	that such shareholder shall not transfer any Subject Equity Shares, directly or indirectly, prior to the Expiry Date without giving the Transfer Agent and the corporate secretary of the Company written notice of such transfer or intended transfer at least seven (7) days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Subject Equity Shares transferred or to be transferred to each transferee if this information is known to the transferor;

(vi)	if a notice (the “Notice”) referred to in sub-clause (v)(A)(i), (v)(A)(iv), (v)(B)(iii) or (v)(B)(iv) is given to the Transfer Agent and to the corporate secretary of the Company and the conversion right provided for in subparagraph (ii) has not, because of the giving of such Notice, come into effect, the Company shall, either forthwith upon receipt of the Notice or forthwith after the seventh (7th) day following the Offer Date, whichever is later, make a good faith determination as to whether there are subsisting certifications that comply with either clause (v)(A) or (v)(B) from shareholders of the Company who own in the aggregate more than 50% of the then outstanding Subject Equity Shares of each class, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror. If the Company determines that there are not such subsisting certifications, subparagraph (v) shall cease to apply and the conversion right provided for in subparagraph (ii) shall be in effect for the remainder of the Conversion Period;

(vii)	as soon as reasonably possible after the seventh (7th) day after the Offer Date, the Company shall send to each holder of Restricted Voting Shares a written notice advising the holders as to whether they are entitled to convert their Restricted Voting Shares into Subject Equity Shares and the reasons therefor. If such notice discloses that they are not so entitled, but it is subsequently determined that they are so entitled by virtue of subparagraph (vi) or otherwise, the Company shall forthwith send another notice to them advising them of that fact and the reasons therefor;

(viii)	if a notice referred to in subparagraph (vii) discloses that the conversion right set forth in Section 25.3(1)(g)(3)(ii) has come into effect, the notice shall:

(A)	include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the Exclusionary Offer;

(B)	include the information set out in subparagraph (vii) hereof; and

(C)	be accompanied by a copy of the Exclusionary Offer and all other materials sent to any holders of Subject Equity Shares in respect of such offer; and as soon as reasonably possible after any additional material, including any notice of variation, is sent to any holders of Subject Equity Shares in respect of such offer, the Company shall send a copy of such additional materials to each holder of Restricted Voting Shares;

(ix)	prior to or forthwith after sending any notice referred to in subparagraph (vii), the Company shall cause a news release to be issued to a Canadian national news service, describing the contents of the notice; and

(x)	references to share certificates shall include, as applicable, the equivalent in any non-certificated inventory system (such as, for example, a Direct Registration System or an electronic position), with appropriate changes.

Section 25.4              Limited Voting Shares

(1)	An unlimited number of Limited Voting Shares, without nominal or par value, are authorized for issuance, having attached thereto the special rights and restrictions as set forth below:

(a)	Voting Rights.

Holders of Limited Voting Shares shall be entitled to notice of and to attend (if applicable, virtually) any meeting of the shareholders of the Company. Holders of Limited Voting Shares shall be entitled to vote at any meeting of the shareholders of the Company, and at each such meeting, shall be entitled to one (1) vote in respect of each Limited Voting Share held, except that holders shall not have an entitlement to vote (i) in respect of the election for directors of the board of directors or (ii) for a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote.

Except as otherwise provided in these Articles (including without limitation the restrictions on voting rights for directors in the case of the Limited Voting Shares) or except as provided in the Business Corporations Act, Multiple Voting Shares, Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares are equal in all respects and shall vote together as if they were shares of a single class. In connection with any Change of Control Transaction requiring approval of the holders of all classes of Equity Shares under the Business Corporations Act, holders of each class of Equity Shares shall be treated equally and identically, on a per share basis, unless different treatment of the shares of any such class is approved by a majority of the votes cast by the holders of outstanding Limited Voting Shares in respect of a resolution approving such Change of Control Transaction, voting separately as a class at a meeting of the holders of Limited Voting Shares called and held for such purpose.

Notwithstanding the provisions of the second paragraph of this Section 25.4(1)(a), the holders of Limited Voting Shares shall be entitled to vote as a separate class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of these Articles which would: (i) adversely affect the rights or special rights of the holders of Limited Voting Shares (including an amendment to the terms of these Articles which provide that any Multiple Voting Shares sold or transferred to a Person that is not a Permitted Holder shall be automatically converted into Subordinate Voting Shares and/or Restricted Voting Shares, as applicable); or (ii) affect the holders of any class of Equity Shares differently, on a per share basis; or (iii) except as already set forth herein, create any class or series of shares ranking equal to or senior to the Limited Voting Shares; and in each case such alteration, repeal or amendment shall not be effective unless a resolution in respect thereof is approved by a majority of the votes cast by holders of outstanding Limited Voting Shares.

(b)	Constraints on Ownership.

Subject to the Specified Exceptions, the Limited Voting Shares may only be held~~, beneficially owned or controlled,~~ of record by U.S. Persons.

(c)	Dividends.

Holders of Limited Voting Shares shall be entitled to receive, as and when declared by the board of directors, dividends in cash or property of the Company. No dividend will be declared or paid on any other class of Equity Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on a per share basis) on the Limited Voting Shares. The Limited Voting Shares shall rank equally with the other Equity Shares as to dividends on a share-for-share basis, without preference or distinction. In the event of the payment of a dividend in the form of shares, holders of Limited Voting Shares shall receive Limited Voting Shares, unless otherwise determined by the board of directors, provided an equal number of shares is declared as a dividend or distribution on a then outstanding per-Equity Share basis, without preference or distinction, in each case.

(d)	Liquidation, Dissolution or Winding-Up.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Limited Voting Shares shall, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Limited Voting Shares, be entitled to participate ratably in the remaining property of the Company along with all holders of the other classes of Equity Shares (on a per share basis).

(e)	Rights to Subscribe; Pre-Emptive Rights.

The holders of Limited Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of shares, or bonds, debentures or other securities of the Company now or in the future.

(f)	Subdivision or Consolidation.

No subdivision or consolidation of the Limited Voting Shares shall occur unless, simultaneously, the other classes of Equity Shares are subdivided or consolidated or otherwise adjusted so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes. Subject to Section 25.4(1)(g), the Limited Voting Shares cannot be converted into any other class of shares.

(g)	Conversion of Limited Voting Shares.

(1)	Automatic

 Subject to the Specified Exceptions, each issued and outstanding Limited Voting Share shall be automatically converted into one Subordinate Voting Share, without any further act on the part of the Company or of the holder, if at any given time, such Limited Voting Share becomes held~~, beneficially owned or controlled,~~ of record by a Non-U.S. Person.

(2)	Conversion into Restricted Voting Shares

Subject to the Specified Exceptions, if, at any given time, the total number of Restricted Voting Shares represents a number below the FPI Threshold, the number of Limited Voting Shares shall be automatically converted, without further act or formality, on a pro-rata basis across all registered holders of Limited Voting Shares (rounded up to the next nearest whole number of shares), on a one-for-one basis, into Restricted Voting Shares, to the maximum extent possible such that the Limited Voting Shares then represent a number of Equity Shares that is one share less than the FPI Threshold.

Notwithstanding the foregoing, in connection with a formal bid for all Equity Shares on identical terms made in compliance with Canadian securities laws that results in the bidder owning or controlling more than fifty percent (50%) of the total voting power of the voting securities of the Company for the election of directors (assuming the Limited Voting Shares each have one (1) vote per share for the election of directors), the bidder may elect, by way of written notice to the Company, that the Limited Voting Shares it so acquires not be automatically converted into Restricted Voting Shares.

(3)	Upon an Offer

(i)	For the purposes of this Section 25.4(1)(g)(3):

(A)	“Affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as, from time to time, amended, re-enacted or replaced;

(B)	“Associate” has the meaning assigned by the Securities Act (Ontario) as, from time to time, amended, re-enacted or replaced;

(C)	“Conversion Period” means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

(D)	“Converted Shares” means the Subject Equity Shares resulting from the conversion of Limited Voting Shares into the Subject Equity Shares pursuant to subparagraph (ii);

(E)	“Exclusionary Offer” means an offer to purchase Subject Equity Shares that:

(i)	is a General Offer; and

(ii)	is not made concurrently with an offer to purchase Limited Voting Shares that is identical to the offer to purchase the Subject Equity Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror, and in all other material respects, and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Subject Equity Shares;

and for the purposes of this definition, if an offer to purchase Subject Equity Shares is a General Offer but not an Exclusionary Offer, the varying of any term of such offer shall be deemed to constitute the making of a new offer unless a variation identical in all material respects concurrently is made to the corresponding offer to purchase Limited Voting Shares;

(F)	“Expiry Date” means the last date on which holders of the Subject Equity Shares may accept an Exclusionary Offer;

(G)	“General Offer” means an offer to purchase Subject Equity Shares that must, by reason of applicable securities legislation or the requirements of any stock exchange on which the Subject Equity Shares are listed, be made to all or substantially all holders of Subject Equity Shares who are in a province of Canada to which any such legislation or requirement applies (assuming that the offeree was resident in Ontario);

(H)	“Offer Date” means the date on which an Exclusionary Offer is made;

(I)	“Offeror” means a Person that makes an offer to purchase the Subject Equity Shares (the “bidder”), and includes any Associate or Affiliate of the bidder or any Person that is disclosed in the offering document to be acting jointly or in concert with the bidder,

(J)	“Person” has the meaning assigned by the Securities Act (Ontario) as, from time to time, amended, re-enacted or replaced and includes a company or other body corporate wherever or however incorporated;

(K)	“Subject Equity Shares” means any one or more classes of Equity Shares that are subject to an Exclusionary Offer, other than Limited Voting Shares; and

(L)	“Transfer Agent” means the transfer agent of the Company at the relevant time for any of the Subject Equity Shares (and if there is no such transfer agent, “Transfer Agent” means the Company);

(ii)	subject to subparagraph (v), if an Exclusionary Offer is made, each outstanding Limited Voting Share shall, at the option of each holder of Limited Voting Shares during the Conversion Period, be convertible on a one-for-one basis into the class of Equity Shares that are subject to such Exclusionary Offer (and if more than one class of Equity Shares are subject to such Exclusionary Offer, or different Exclusionary Offers are made for separate classes of Subject Equity Shares, on a one-for-one basis into any class of Equity Shares that are subject to any such Exclusionary Offer, at the holder’s election, or failing such election, into any class of Equity Shares that are subject to any such Exclusionary Offer at the board of directors’ discretion). The conversion right may be exercised by notice in writing given to the Transfer Agent prior to the Expiry Date accompanied by the share certificate(s) representing the Limited Voting Shares which the holder desires to convert, together with any letter of transmittal or other documentation, including any medallion signature guarantee, as may be required by the Transfer Agent or pursuant to the Exclusionary Offer, in either case, in duly executed or completed form, and such notice shall be executed by such holder, or by his attorney duly authorized in writing, and shall specify the number of Limited Voting Shares which the holder desires to have converted and the class of Equity Shares which are desired to be converted into. The Company shall pay any governmental stamp, transfer or similar tax (but for greater certainty, no income or capital gains tax) imposed on or in respect of such conversion. If less than all of the Limited Voting Shares represented by any share certificate are to be converted, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Limited Voting Shares represented by the original share certificate, which are not to be converted. Upon any conversion of any shares of any class into shares of another class, the Company shall adjust the capital accounts maintained for the respective classes of shares as provided in the Business Corporations Act. The conversion right may only be exercised in respect of Limited Voting Shares for the purpose of depositing the resulting Subject Equity Shares pursuant to such offer and for no other reason;

(iii)	an election by a holder of Limited Voting Shares to exercise the conversion right provided for in subparagraph (ii) shall be deemed to also constitute irrevocable elections by such holder (a) to deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder’s right to subsequently withdraw the shares from the offer), and (b) to exercise the right to convert back into Limited Voting Shares all Converted Shares (on a one-for-one basis) in respect of which such holder exercises his, her or its right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up under the Exclusionary Offer. Any conversion of Converted Shares back into Limited Voting Shares in respect of which the holder exercises his, her or its right of withdrawal from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion of Converted Shares back into Limited Voting Shares pursuant to a deemed election shall become effective:

(A)	for Converted Shares not taken up in accordance with the terms of an Exclusionary Offer which is nonetheless completed, on the day that the Offeror has taken up and paid for all shares to be acquired by the Offeror under the Exclusionary Offer; and

(B)	in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn;

(iv)	no share certificates representing Converted Shares shall be delivered to the holders of such shares before such shares are deposited pursuant to the Exclusionary Offer. The Transfer Agent, on behalf of the holders of the Converted Shares, shall deposit pursuant to the Exclusionary Offer the share certificates representing all Limited Voting Shares for which the certificates, notices and other documents have been duly delivered to the Transfer Agent pursuant to subparagraph (ii) and shall advise the Offeror of the extent that such certificates so deposited represent Subject Equity Shares of the Company. Upon completion of the Exclusionary Offer, the Transfer Agent shall deliver to the holders of the shares purchased pursuant to the Exclusionary Offer all consideration paid by the Offeror pursuant to the Exclusionary Offer. If Converted Shares are converted back into Limited Voting Shares pursuant to subparagraph (iii), the Transfer Agent shall deliver to the holders entitled thereto share certificates representing the Limited Voting Shares resulting from the conversion. Provided however that if no Limited Voting Shares of a shareholder were acquired by the Offeror pursuant to the Exclusionary Offer, the Transfer Agent shall return the original share certificate (if not duly endorsed for transfer to a named transferee) evidencing such Limited Voting Shares tendered pursuant to subparagraph (ii) in satisfaction of its obligations under this subparagraph (iv). The Company shall make all arrangements with the Transfer Agent necessary or desirable to give effect to this subparagraph (iv);

(v)	subject to subparagraph (vi), the conversion right provided for in subparagraph (ii) shall not come into effect with respect to a class of Subject Equity Shares if:

(A)	prior to the time at which the Exclusionary Offer is made there is or has been delivered to the Transfer Agent and to the corporate secretary of the Company a certification or certifications signed by or on behalf of one or more shareholders of the Company owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Subject Equity Shares of each class (exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror), which certification or certifications shall confirm, in the case of each such shareholder, that made such certification, that such shareholder shall not:

(i)	accept any Exclusionary Offer without giving the Transfer Agent and the corporate secretary of the Company written notice of such acceptance or intended acceptance at least 7 days prior to the Expiry Date;

(ii)	make any Exclusionary Offer;

(iii)	act jointly or in concert with any Person that makes any Exclusionary Offer; or

(iv)	transfer any Subject Equity Shares, directly or indirectly, during the time any Exclusionary Offer is outstanding without giving the Transfer Agent and the corporate secretary of the Company written notice of such transfer or intended transfer at least seven (7) days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Subject Equity Shares transferred or to be transferred to each transferee; or

(B)	within seven (7) days after the Offer Date there is delivered to the Transfer Agent and to the corporate secretary of the Company a certification or certifications signed by or on behalf of one or more shareholders of the Company owning in the aggregate more than 50% of the then outstanding Subject Equity Shares of such class (exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror), which certification or certifications shall confirm, in the case of each shareholder who made such certification:

(i)	the number of Subject Equity Shares owned by the shareholder;

(ii)	that such shareholder is not making the Exclusionary Offer and is not an Associate or Affiliate of, or acting jointly or in concert with, the Person making such offer;

(iii)	that such shareholder shall not accept the Exclusionary Offer, including any varied form of the offer, without giving the Transfer Agent and the corporate secretary of the Company written notice of such acceptance or intended acceptance at least seven (7) days prior to the Expiry Date; and

(iv)	that such shareholder shall not transfer any Subject Equity Shares, directly or indirectly, prior to the Expiry Date without giving the Transfer Agent and the corporate secretary of the Company written notice of such transfer or intended transfer at least seven (7) days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Subject Equity Shares transferred or to be transferred to each transferee if this information is known to the transferor;

(vi)	if a notice (the “Notice”) referred to in sub-clause (v)(A)(i), (v)(A)(iv), (v)(B)(iii) or (v)(B)(iv) is given to the Transfer Agent and to the corporate secretary of the Company and the conversion right provided for in subparagraph (ii) has not, because of the giving of such Notice, come into effect, the Company shall, either forthwith upon receipt of the Notice or forthwith after the seventh (7th) day following the Offer Date, whichever is later, make a good faith determination as to whether there are subsisting certifications that comply with either clause (v)(A) or (v)(B) from shareholders of the Company who own in the aggregate more than 50% of the then outstanding Subject Equity Shares of each class, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror. If the Company determines that there are not such subsisting certifications, subparagraph (v) shall cease to apply and the conversion right provided for in subparagraph (ii) shall be in effect for the remainder of the Conversion Period;

(vii)	as soon as reasonably possible after the seventh (7th) day after the Offer Date, the Company shall send to each holder of Limited Voting Shares a written notice advising the holders as to whether they are entitled to convert their Limited Voting Shares into Subject Equity Shares and the reasons therefor. If such notice discloses that they are not so entitled, but it is subsequently determined that they are so entitled by virtue of subparagraph (vi) or otherwise, the Company shall forthwith send another notice to them advising them of that fact and the reasons therefor;

(viii)	if a notice referred to in subparagraph (vii) discloses that the conversion right set forth in Section 25.4(1)(g)(3)(ii) has come into effect, the notice shall:

(A)	include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the Exclusionary Offer;

(B)	include the information set out in subparagraph (vii) hereof; and

(C)	be accompanied by a copy of the Exclusionary Offer and all other materials sent to any holders of Subject Equity Shares in respect of such offer; and as soon as reasonably possible after any additional material, including any notice of variation, is sent to any holders of Subject Equity Shares in respect of such offer, the Company shall send a copy of such additional materials to each holder of Limited Voting Shares;

(ix)	prior to or forthwith after sending any notice referred to in subparagraph (vii), the Company shall cause a news release to be issued to a Canadian national news service, describing the contents of the notice; and

(x)	references to share certificates shall include, as applicable, the equivalent in any non-certificated inventory system (such as, for example, a Direct Registration System or an electronic position), with appropriate changes.

Section 25.5              Rights, Privileges, Restrictions and Conditions Applicable to Equity Shares

(A)        Redemption, Transfer and Other Limiting Provisions

(1)	For the purposes of this Section 25.5, the following terms will have the meaning specified below:

“Applicable Price” means a price per Equity Share determined by the Board, but not less than 95% of the lesser of: (i) the Closing Market Price of the Subordinate Voting Shares on the Exchange (or the then principal marketplace on which the Subordinate Voting Shares are listed or quoted for trading) on the trading day immediately prior to the closing of the Redemption or Transfer (or the average of the last bid and last asking prices if there was no trading on the specified date); and (ii) the five-day volume weighted average price of the Subordinate Voting Shares on the Exchange (or the then principal marketplace on which the Subordinate Voting Shares are listed or quoted for trading) for the five trading days immediately prior to the closing of the Redemption or Transfer (or the average of the last bid and last asking prices if there was no trading on the specified dates). Notwithstanding the foregoing, if the Subordinate Voting Shares are not traded or quoted for trading on the Exchange or any other marketplace, the Applicable Price may be determined by the Board in its sole discretion, and if at such time of determination there are no Subordinate Voting Shares issued and outstanding, then all references in this definition to “Subordinate Voting Shares” shall be to “Restricted Voting Shares” or “Limited Voting Shares”, as applicable);

“Board” means the board of directors of the Company;

“Business” means the conduct of any activities relating to the cultivation, manufacturing and dispensing of cannabis and cannabis-derived products, including in the United States or elsewhere, which include the owning and operating of cannabis licenses;

“Closing Market Price” shall be: (i) an amount equal to the closing price of the Subordinate Voting Shares on the trading day immediately prior to the closing of the Redemption or Transfer or exchange if there was a trade on the specified date and the applicable exchange or market provides a closing price; or (ii) an amount equal to the average of the last bid and last asking prices if there was no trading on the applicable date; and notwithstanding the foregoing, if at such time of determination there are no Subordinate Voting Shares issued and outstanding, then all references in this definition to “Subordinate Voting Shares” shall be to “Restricted Voting Shares” or “Limited Voting Shares”, as applicable;

“Determination Date” means the date on which the Company provides written notice to any shareholder that the Board has determined that such shareholder is an Unsuitable Person;

“Exchange” means the Canadian Securities Exchange or any other stock exchange on which the Subordinate Voting Shares are then listed;

“Governmental Authority” or “Governmental Authorities” means any United States or foreign, federal, provincial, state, county, regional, local or municipal government, any agency, administration, board, bureau, commission, department, service, or other instrumentality or political subdivision of the foregoing, and any Person with jurisdiction exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government or monetary policy (including any court or arbitration authority) and any Exchange;

“Licenses” means all licenses, permits, approvals, orders, authorizations, registrations, findings of suitability, franchises, exemptions, waivers and entitlements issued by a Governmental Authority to or for the benefit of the Company or any affiliate required for, or relating to, the conduct of the Business;

“Limited Voting Shares” means the limited voting shares of the Company;

“Multiple Voting Shares” means the multiple voting shares of the Company;

“Ownership” (and derivatives thereof) means (i) ownership of record as evidenced in the Company’s central securities register, (ii) “beneficial ownership” as defined in Section 1 of the Business Corporations Act, or (iii) the power to exercise control or direction over a security;

“Person” means an individual, partnership, corporation, company, limited or unlimited liability company, trust or any other entity;

“Redemption” has the meaning ascribed thereto in Section 25.5(8);

“Redemption Date” means the date on which the Company will redeem and pay for the Equity Shares pursuant to Section 25.5. The Redemption Date will be not less than thirty (30) Trading Days following the date of the Redemption Notice unless a Governmental Authority requires that the Equity Shares be redeemed as of an earlier date, in which case, the Redemption Date will be such earlier date and if there is an outstanding Redemption Notice, the Company will issue an amended Redemption Notice reflecting the new Redemption Date forthwith;

“Redemption Notice” has the meaning ascribed thereto in Section 25.5(9);

“Restricted Voting Shares” means the restricted voting shares of the Company;

“Significant Interest” means Ownership of five percent (5%) or more of all of the issued and outstanding shares of the Company, including through acting jointly or in concert with another shareholder, or such other number of Equity Shares as is determined by the Board from time to time;

“Subject Shareholder” means a Person, a group of Persons acting jointly or in concert or a group of Persons who the Board reasonably determines are acting jointly or in concert;

“Subordinate Voting Shares” means the subordinate voting shares of the Company;

“Trading Day” means a day on which trades of any class of the Equity Shares are executed on the Exchange or any other stock exchange on which the Equity Shares are listed or quoted for trading;

“Transfer” has the meaning ascribed thereto in Section 25.5(8);

“Transfer Date” means the date on which a Transfer of Equity Shares required by the Company is required to be completed by the Company;

“Transfer Notice” has the meaning ascribed thereto in Section 25.5(12);

“Transferred Share” has the meaning ascribed thereto in Section 25.5(8); and

“Unsuitable Person” means:

(i)	any Person (including a Subject Shareholder) with a Significant Interest who a Governmental Authority granting the Licenses has determined to be unsuitable to own Equity Shares;

(ii)	any Person (including a Subject Shareholder) with a Significant Interest whose ownership of Equity Shares may result in the loss, suspension or revocation (or similar action) with respect to any Licenses or in the Company or any affiliate being unable to obtain any new Licenses in the normal course, including, but not limited to, as a result of such Person’s failure to apply for a suitability review from or to otherwise fail to comply with the requirements of a Governmental Authority, all as determined by the Board; or

(iii)	who have not been determined by the applicable Governmental Authority to be an acceptable Person or otherwise have not received the requisite consent of such Governing Authority to own the Equity Shares within a reasonable period of time acceptable to the Board or prior to acquiring any Equity Shares, as applicable.

(2)	Subject to Section 25.5(4), no Subject Shareholder may acquire Equity Shares that would result in the holding of a Significant Interest, directly or indirectly, in one or more transactions, without providing not less than 30 days’ advance written notice (or such shorter period as the Board may approve) to the Company by written notice to the Company’s head office to the attention of the corporate secretary and without having received all required approvals from all Governmental Authorities.

(3)	If the Board reasonably believes that a Subject Shareholder may have failed to comply with any of the provisions of Section 25.5(2), the Company may, without prejudice to any other remedy hereunder, apply to the Supreme Court of British Columbia or another court of competent jurisdiction for an order directing that the Subject Shareholder disclose the number of Equity Shares Owned.

(4)	The provisions of Section 25.5(2) and Section 25.5(3) will not apply to the Ownership, acquisition or disposition of Equity Shares as a result of:

(a)	any transfer of Equity Shares occurring by operation of bankruptcy or insolvency law including, inter alia, the transfer of Equity Shares of the Company to a trustee in bankruptcy;

(b)	an acquisition or proposed acquisition by one or more underwriters or portfolio managers who hold Equity Shares for the purposes of distribution to the public or for the benefit of a third party provided that such third party is in compliance with Section 25.5(2);

(c)	the holding by a recognized clearing agency or recognized depositary in the ordinary course of its business; or

(d)	the conversion, exchange or exercise of securities of the Company or an affiliate (other than the Equity Shares) duly issued or granted by the Company or an affiliate, into or for Equity Shares, in accordance with their respective terms.

(5)	At the option of the Company and upon determination by the Board that an Unsuitable Person has not received the requisite approval of any Government Authority to own the Equity Shares, the Company may issue a notice prohibiting any Unsuitable Person owning Equity Shares from exercising any voting rights with respect to such Equity Shares and on and after the Determination Date specified therein, and/or providing that such holder will cease to have any rights whatsoever with respect to such Equity Shares, including any rights to the receipt of dividends from the Company, other than the right to receive the Applicable Price, without interest, on the Redemption Date or the Transfer Date, as applicable; provided, however, that if any such Equity Shares come to be owned solely by Persons other than an Unsuitable Person (such as by transfer of such Equity Shares to a liquidating trust, subject to the approval of the Board and any applicable Governmental Authority), such Persons may, in the discretion of the Board, exercise the voting and/or other rights attached to such Equity Shares and the Board may determine, in its sole discretion, not to Redeem or require the Transfer of such Equity Shares.

(6)	Notwithstanding anything to the contrary contained herein, all transfers of Multiple Voting Shares are subject to the terms of the Coattail Agreement and to the other provisions of Article 25. In the event of any conflict between these Articles and any provision of the Coattail Agreement, the provisions of these Articles shall prevail.

(7)	Following any Redemption in accordance with the terms of this Section 25.5, the redeemed Equity Shares will be cancelled.

(8)	At the option, but not obligation, of the Company, and at the discretion of the Board, any Equity Shares directly or indirectly owned by an Unsuitable Person may be (i) redeemed by the Company (for the Applicable Price) out of funds lawfully available on the Redemption Date (a “Redemption”), or (ii) required to be transferred to a third party for the Applicable Price and on such terms and conditions as the Board may direct (a “Transfer”, and each Equity Share subject to a Transfer, a “Transferred Share”). Equity Shares to be redeemed or mandatorily transferred pursuant to this section will be redeemed or mandatorily transferred at any time and from time to time pursuant to the terms hereof.

(9)	In the case of a Redemption, the Company will send a written notice to the holder of the Equity Shares called for Redemption, which will set forth: (i) the Redemption Date, (ii) the number of Equity Shares to be redeemed on the Redemption Date, (iii) the Applicable Price or the formula pursuant to which the Applicable Price will be determined and the manner of payment therefor, (iv) the place where such Equity Shares (or certificate therefor, as applicable) must be surrendered, or accompanied by proper instruments of transfer (and if so determined by the Board, together with a medallion signature guarantee), and (v) any other requirement of surrender of the Equity Shares to be redeemed (the “Redemption Notice”). The Redemption Notice may be conditional such that the Company need not redeem the Equity Shares owned by an Unsuitable Person on the Redemption Date if the Board determines, in its sole discretion, that such Redemption is no longer advisable or necessary on or before the Redemption Date. If applicable, the Company will send a written notice confirming the amount of the Applicable Price promptly following the determination of such Applicable Price.

(10)	Upon receipt by the Unsuitable Person of a Redemption Notice in accordance with Section 25.5(9) and surrender of the relevant Equity Share certificate, if applicable, the holder of the Equity Shares tendered for redemption (together with the applicable transfer documents) shall be entitled to receive the Applicable Price per redeemed Equity Share.

(11)	The Applicable Price payable in respect of the Equity Shares surrendered for Redemption during any calendar month shall be satisfied by way of cash payment no later than the last day of the calendar month following the month in which the Equity Shares were tendered for Redemption. Payments made by the Company of the cash portion of the Applicable Price, less any applicable taxes and any costs to the Company of the Redemption, are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the Unsuitable Person unless such cheque is dishonoured upon presentment. Upon such payment, the Company shall be discharged from all liability to the former Unsuitable Person in respect of the redeemed Equity Shares.

(12)	In the case of a required Transfer, the Company will send a written notice to the holder of the Equity Shares in question, which will set forth: (i) the Transfer Date, (ii) the number of Equity Shares to be Transferred on the Transfer Date, (iii) the Applicable Price or the formula pursuant to which the Applicable Price will be determined and the manner of payment therefor, (iv) the place where such Equity Shares (or certificate therefor, as applicable) must be surrendered, accompanied by proper instruments of transfer (and if so determined by the Board, together with a medallion signature guarantee), and (v) any other requirement in respect of the Equity Shares to be Transferred, which may without limitation include a requirement to dispose of the Equity Shares via the Exchange to a Person who would not be in violation of the provisions of this Section 25.5(12) (the “Transfer Notice”). The Transfer Notice may be conditional such that the Company need not require the Transfer of the Equity Shares owned by an Unsuitable Person on the Transfer Date if the Board determines, in its sole discretion, that such Transfer is no longer advisable or necessary on or before the Transfer Date. If applicable, the Company will send a written notice confirming the amount of the Applicable Price promptly following the determination of such Applicable Price.

(13)	Upon receipt by the Unsuitable Person of a Transfer Notice in accordance with Section 25.5(12) and surrender of the relevant Equity Share certificate, if applicable (together with applicable Transfer documents), the holder of the Equity Shares tendered for Transfer shall be entitled to receive the Applicable Price per Transferred Share.

(14)	The Applicable Price payable in respect of the Equity Shares surrendered for Transfer during any calendar month shall be satisfied, less any costs to the Company of the Transfer, by way of cash payment no later than the last day of the calendar month following the month in which the Equity Shares were tendered for Transfer. Payments made by the Company of the cash portion of the Applicable Price, less any applicable taxes and any costs to the Company of the Transfer, are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the Unsuitable Person unless such cheque is dishonoured upon presentment. Upon such payment, the Company shall be discharged from all liability to the former Unsuitable Person in respect of the Transferred Shares.

(15)	If Equity Shares are required to be Transferred under Section 25.5(12), the former owner of the Equity Shares immediately before the Transfer shall by that Transfer be divested of their interest or right in the Equity Shares, and the Person who, but for the Transfer, would be the registered owner of the Equity Shares or a Person who satisfies the Company that, but for the Transfer, they could properly be treated as the registered owner or registered holder of the Equity Shares shall, from the time of the Transfer, be entitled to receive only the Applicable Price per Transferred Share, without interest, less any applicable taxes and any costs to the Company of the Transfer.

(16)	Following the sending of any Redemption Notice or Transfer Notice, and prior to the completion of the Redemption or Transfer specified therein, the Company may refuse to recognize any other disposition of the Equity Shares in question.

(17)	If the Company does not know the address of the former holder of Equity Shares Transferred or Redeemed hereunder, it may retain the amount payable to the former holder thereof, title to which shall revert to the Company if not claimed within two (2) years (and at that time all rights thereto shall belong to the Company).

(18)	To the extent required by applicable laws, the Company may deduct and withhold any tax from the Applicable Price. To the extent any amounts are so withheld and are timely remitted to the applicable Governmental Authority, such amounts shall be treated for all purposes herein as having been paid to the Person in respect of which such deduction and withholding was made.

(19)	All notices given by the Company to holders of Equity Shares pursuant to this Schedule, including a Redemption Notice or Transfer Notice, will be in writing and will be deemed given when delivered by personal service, overnight courier or first-class mail, postage prepaid, to the holder’s registered address as shown on the Company’s share register.

(20)	The Company’s right to Redeem or Transfer Equity Shares pursuant to this Section 25.5 will not be exclusive of any other right the Company may have or hereafter acquire under any agreement or any provision of the notice of articles or the articles of the Company or otherwise with respect to the Equity Shares or any restrictions on holders thereof.

(21)	In connection with the conduct of its or its affiliates’ Business, the Company may require that a Subject Shareholder provide to one or more Governmental Authorities, if and when required, information and fingerprints for a criminal background check, individual history form(s), and other information required in connection with applications for Licenses.

(22)	The Board can waive any provision of this Section 25.5.

(23)	In the event that any provision (or portion of a provision) of this Section 25.5 or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of Section 25.5 (including the remainder of such provision, as applicable) will continue in full force and effect.

(B)        Board Powers, Declarations and Deeming Provisions

(1)	Where an Equity Share is held~~, beneficially owned or controlled,~~ of record, directly or indirectly or jointly by (i) one or more U.S. Persons and (ii) one or more Non-U.S. Persons, such Equity Share shall be deemed to be held~~, beneficially owned or controlled,~~ of record by a U.S. Person.

(2)	So long as they are publicly listed, the Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares may, in the Company’s discretion and subject to regulatory approval, trade under a single stock symbol on the Exchange.

(3)	Subject to the Business Corporations Act, the board of directors may, in its sole discretion, in order to administer the constrained share provisions of the Equity Shares set out in these Articles:

(a)	require any Person in whose name Equity Shares are registered or any beneficial holder or controller, whether direct or indirect, of the Equity Shares to furnish a statutory declaration declaring whether:

(i)	the shareholder holds, is the beneficial owner of and/or has control over the Equity Shares of the Company (and if the Person is not also the beneficial owner and in control of the Equity Shares, the Person must make reasonable inquiries of the beneficial owner(s) or persons in control of such Equity Shares to confirm that the statements made in the statutory declaration as they pertain to the beneficial owner and controller are true); and

(ii)	the Equity Shares are held~~, beneficially owned or controlled,~~ of record by a U.S. Person or a Non-U.S. Person;

and declaring any further facts or provide any other documents that the directors consider relevant;

(b)	require any Person seeking to have a transfer of an Equity Share registered in such Person's name or to have an Equity Share issued to him or her or it to furnish a declaration similar to the declaration a shareholder may be required to furnish under paragraph (a) above; and

(c)	determine the circumstances in which any declarations are required, their form and the times when they are to be furnished.

(4)	Where a Person fails to furnish a declaration pursuant to a by-law or other document made under this Section 25.5(B) in accordance with the requested timeline, the directors may, in their sole discretion, deem such shareholder to be a U.S. Person.

(5)	Notwithstanding Section 5.1(1), where a Person is required to furnish a declaration pursuant to a by-law or other document made under this Section 25.5(B) the directors may refuse to register a transfer of an Equity Share in such Person’s name or to issue an Equity Share to such Person until that Person has furnished the declaration.

(C)        Administration by the Board

(1)	In the administration of the provisions of these Articles, the board of directors shall have, in addition to the powers set forth herein, all of the powers necessary or desirable, in their opinion, to carry out the intent and purpose of these Articles.

(2)	In administering the provisions of these Articles, including for the purpose of determining the shareholder’s or transferee’s status as a U.S. Person or Non-U.S. Person, the board of directors may rely on:

(a)	a statement made in a declaration referred to in Section 25.5(B); and

(b)	any information received from Broadridge Investor Communications Corporation, or any affiliate, successor or assign thereof;

(c)	any information received from CDS Clearing and Depositary Services Inc., or any affiliate, successor or assign thereof; and/or

(d)	the knowledge of any director, officer, employee or agent (including the Transfer Agent) of the Company.

(3)	Where the directors are required to determine the number of any class or classes of Equity Shares of the Company held of record by or on behalf of Persons who are U.S. Persons or Non-U.S. Person, as applicable, the directors may rely upon (i) the share register of the Company or (ii) any other register held, or any declaration collected by, the transfer agent of the Company or any depositary, such as CDS Clearing and Depositary Services Inc. (or any affiliate, successor or assign thereof), or by Broadridge Investor Communications Corporation (or any affiliate, successor or assign thereof), in each case, as of any date.

(4)	Wherever in these Articles it is necessary to determine the opinion of the board of directors, such opinion shall be expressed and conclusively evidenced by a resolution of the board of directors duly adopted, including a resolution in writing executed pursuant these Articles and the Business Corporations Act.

(5)	No shareholder of the Company nor any other Person claiming an interest in shares of the Company shall have any claim or action against the Company or against any director or officer of the Company, and the Company shall have no claim or action against any director or officer of the Company, arising out of any act (including any omission to act) taken by any such director or officer pursuant to, or in intended pursuance of, the provisions of these articles or any breach or alleged breach of such provisions.

Article 26
ADVANCE NOTICE OF MEETINGS OF SHAREHOLDERS

Section 26.1         Nomination Procedures.

(1)	Subject only to the Business Corporations Act, regulations, Applicable Securities Law and the articles of the Company, only Persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of Persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if the election of directors is a matter specified in the notice of meeting,

(a)	by or at the direction of the board, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act, or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act; or

(c)	by any Person (a “Nominating Shareholder”) who (A) at the close of business on the date of the giving of the notice provided for in this Article 26 and on the record date for notice of such meeting, is entered in the central securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Company, and (B) complies with the notice procedures set forth below in this Article.

Section 26.2       Timely Notice.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the corporate secretary of the Company in accordance with this Article 26.

Section 26.3        Manner of Timely Notice.

(1)	To be timely, a Nominating Shareholder’s notice under this Article 26 must be given:

(a)	in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than 30 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the meeting was made.

Section 26.4        Proper Form of Notice.

(1)	To be in proper written form, a Nominating Shareholder’s notice under this Article 26 must set forth:

(a)	as to each Person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, province or state, and country of residence of the Person, (B) the principal occupation, business or employment of the Person, both present and within the five years preceding the notice, (C) the number of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such Person, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (D) any other information relating to the Person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or any Applicable Securities Laws; and

(b)	as to the Nominating Shareholder: (A) the number of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such Person or any joint actors, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (B) full particulars regarding any proxy, contract, arrangement, agreement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or to direct or to control the voting of any shares of the Company, and (C) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or any Applicable Securities Laws.

(c)	References to “Nominating Shareholder” in this Article 26 shall be deemed to refer to each shareholder that nominates a Person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

Section 26.5        Notice to be Updated.

In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required under this Article 26 to be provided in such notice shall be true and correct as of the record date for the meeting.

Section 26.6         Power of the Chair.

The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

Section 26.7        Delivery of Notice.

Notwithstanding any other provision of these articles, notice given to the corporate secretary of the Company pursuant to this Article 26 may only be given by personal delivery, facsimile transmission or by email (provided that the corporate secretary of the Company has stipulated an email address for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received) to the corporate secretary of the Company at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

Section 26.8        Waiver.

Notwithstanding the foregoing, the board may, in its sole discretion, waive any or all requirements in this Article 26.

Section 26.9        Definitions.

(1)	For purposes of this Article 26,

(a)	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada;

(b)	“beneficially owns” or “beneficially owned” means, in connection with the ownership of shares in the capital of the Company by a Person, (i) any such shares as to which such Person or any of such Person’s affiliates (as defined in the Business Corporations Act) owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (ii) such shares as to which such Person or any of such Person’s affiliates (as defined in the Business Corporations Act) has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; and (iii) any such shares which are owned beneficially within the meaning of this definition by any other Person with whom such Person is acting jointly or in concert with respect to the Company or any of its securities; and

(c)	“close of business” means 5:00 p.m. (Vancouver time) on a business day in British Columbia, Canada; and

(d)	“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

Article 27

FORUM SELECTION

Section 27.1              Forum Selection

(1)	Unless the Company consents in writing to the selection of an alternative forum, the Supreme Court of the Province of British Columbia, Canada and the appellate courts therefrom (collectively, the “courts”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Company to the Company; (iii) any action asserting a claim arising pursuant to any provision of the Business Corporations Act or the notice of articles or articles of the Company (as either may be amended from time to time); or (iv) any action asserting a claim otherwise related to the relationships among the Company, its affiliates and their respective shareholders, directors and/or officers, but this paragraph (v) does not include claims related to the business carried on by the Company or such affiliates.

(2)	If any action or proceeding the subject matter of which is within the scope of the preceding sentence is filed in a court other than a court located within the province of British Columbia (a “Foreign Action”) in the name of any registered or beneficial shareholder, such registered or beneficial shareholder shall be deemed to have consented to: (i) the personal jurisdiction of the courts in connection with any action brought in any such court to enforce the foregoing exclusive forum provision (an “enforcement action”); and (ii) having service of process made upon such registered or beneficial shareholder in such enforcement action by service upon such registered or beneficial shareholder’s counsel in the Foreign Action as agent for such shareholder.

Article 28
Corporate opportunities

Section 28.1              Excluded Opportunities

The Company renounces, to the maximum extent permitted by law, any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any director or officer of the Company (or any of its subsidiaries) who is also a director or officer of another company or corporation (or of any subsidiaries thereof) (collectively, “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director or officer of the Company or a subsidiary thereof.

Section 28.2              Allocation of Opportunities

The Company may enter into agreements with other parties regarding the allocation of corporate opportunities. To the maximum extent permissible under applicable law, no director or officer shall have any liability for complying or attempting to comply in good faith with the provisions thereof (which may involve, among other things, not bringing potential transactions to the attention of the Company).

Dated _______________, ~~2020~~  2021.

APPENDIX “C”
AUDIT COMMITTEE CHARTER

(See attached)

C - 1

CHARTER OF THE AUDIT COMMITTEE
OF AYR WELLNESS INC.

PURPOSE

The audit committee (the “Audit Committee”) is a committee of the board of directors (the “Board”) of AYR Wellness Inc. (“AYR”). The primary function of the Audit Committee is to assist the directors of AYR in fulfilling their applicable roles by:

a)	recommending to the Board the appointment and compensation of AYR’s external auditor;

b)	overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management;

c)	pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to AYR by AYR’s external auditor;

d)	satisfying themselves that adequate procedures are in place for the review of AYR’s public disclosure of financial information, other than those described in (g) below, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

e)	establishing procedures for the receipt, retention and treatment of complaints received by AYR regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of AYR of concerns regarding questionable accounting or auditing matters;

f)	reviewing and approving any proposed hiring of current or former partners or employees of the current and former auditor of AYR; and

g)	reviewing and approving the annual and interim financial statements, related Management Discussion and Analysis (“MD&A”) and other financial information provided by AYR to any governmental body or the public.

h)	Oversee the performance of AYR’s Internal Audit function.

The Audit Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter. However, it is not the duty of the Audit Committee to prepare financial statements, to plan or conduct internal or external audits, to determine that the financial statements are complete and accurate and are in accordance with United States generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations or AYR’s internal policies, procedures, and controls, as these are the responsibility of management, and in certain cases, the external auditor.

LIMITATIONS ON AUDIT COMMITTEE'S DUTIES

In contributing to the Audit Committee’s discharge of its duties under this Charter, each member of the Audit Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended to be, or may be construed as, imposing on any members of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject.

Members of the Audit Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management as to the non-audit services provided to AYR by the external auditor, (iv) financial statements of AYR represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of AYR in accordance with generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

COMPOSITION AND MEETINGS

The Audit Committee should be comprised of not less than three directors as determined by the Board, all of whom shall be “independent” as defined in Section 10A(m) of the Securities Exchange Act of 1934, as amended, and Rule 10A3 and any other rules and regulations promulgated by the Securities and Exchange Commission (the “Commission”) under the Exchange Act (the “Commission Rules”), except as may otherwise be permitted by the Commission Rules;, and free of any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. At least one member of the Committee will have prior experience in accounting, financial management or financial oversight, as required by the Commission Rules, and qualify as an “audit committee financial expert” as defined in Item 407 of Regulation SK promulgated by the Commission. The determination by the Board that a person is an “audit committee financial expert” will not impose on such person individually, on the Committee or on the Board as a whole, any greater duties, obligations or liability than would exist in the absence of such determination. The Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by AYR or an outside consultant.

The members of the Audit Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair of the Audit Committee (the “Chair”) is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

In addition, the Audit Committee members should meet all of the requirements for members of audit committees as defined from time to time under applicable legislation and the rules of any stock exchange on which AYR’s securities are listed or traded.

The Audit Committee should meet at least four times annually, or more frequently as circumstances require. The Audit Committee should meet within 60 days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and should meet within 120 days following the end of the fiscal year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A.

The Audit Committee may ask members of management or others to attend meetings and provide pertinent information, as necessary. For purposes of performing their duties, members of the Audit Committee shall have full access to all corporate information and any other information deemed appropriate by them and shall be permitted to discuss such information and any other matters relating to the financial position of AYR with senior employees, officers and the external auditor of AYR, and others as they consider appropriate.

For greater certainty, management is indirectly accountable to the Audit Committee and is responsible for the timeliness and integrity of the financial reporting and information presented to the Board.

In order to foster open communication, the Audit Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately. In addition, the Audit Committee or its Chair should meet with management quarterly in connection with AYR’s interim financial statements.

A quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.

Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Audit Committee shall determine upon 48 hours’ notice to each of its members. The notice period may be waived by all members of the Audit Committee. Each of the Chair of the Board, the external auditor, the Chief Executive Officer, the Chief Financial Officer or the Secretary shall be entitled to request that any member of the Audit Committee call a meeting.

This Charter is subject in all respects to AYR’s articles from time to time.

ROLE

As part of its function in assisting the Board in fulfilling its oversight role (and without limiting the generality of the Audit Committee’s role), the Audit Committee should:

(1)	Determine any desired agenda items;

(2)	Review and recommend to the Board changes to this Charter, as considered appropriate from time to time;

(3)	Review the public disclosure regarding the Audit Committee;

(4)	Review and seek to ensure that disclosure controls and procedures and internal control over financial reporting frameworks are operational and functional;

(5)	Summarize in AYR’s annual information form the Audit Committee’s composition and activities, as required; and

(6)	Submit the minutes of all meetings of the Audit Committee to the Board upon request.

Documents / Reports Review

(7)	Review and recommend to the Board for approval AYR’s annual and interim financial statements, including any certification, report, opinion, undertaking or review rendered by the external auditor and the related MD&A, as well as such other financial information of AYR provided to the public or any governmental body as the Audit Committee or the Board require.

(8)	Review other financial information provided to any governmental body or the public as they see fit.

(9)	Review, recommend, and approve any of AYR’s press releases that contain financial information.

(10)	Seek to satisfy itself and ensure that adequate procedures are in place for the review of AYR’s public disclosure of financial information extracted or derived from AYR’s financial statements and related MD&A and periodically assess the adequacy of those procedures.

External Auditor

(11)	Recommend to the Board the selection of the external auditor, considering independence and effectiveness, and review and recommend the fees and other compensation to be paid to the external auditor. The Audit Committee shall have the ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.

(12)	Review and seek to ensure that all financial information provided to the public or any governmental body, as required, provides for the fair presentation of AYR’s financial condition, financial performance, and cash flow.

(13)	Instruct the external auditor that its ultimate client is not management and that it is required to report directly to the Audit Committee, and not management.

(14)	Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor.

(15)	Review and discuss, on an annual basis, with the external auditor all significant relationships it has with AYR to determine the external auditor’s independence.

(16)	Pre-approve all non-audit services (or delegate such pre-approval, as the Audit Committee may determine and as permitted by applicable permitted by the Exchange Act, Commission Rules and applicable law or regulation) to be provided by the external auditor.

(17)	Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.

(18)	Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls, and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(19)	Communicate directly with the external auditor and arrange for the external auditor to be available to the Audit Committee and the full Board as needed.

(20)	Review and approve any proposed hiring by AYR of current or former partners or employees of the current (and any former) external auditor of AYR.

Audit Process

(21)	Review the scope, plan, and results of the external auditor’s audit and reviews, including the auditor’s engagement letter, the post-audit management letter, if any, and the form of the audit report. The Audit Committee may authorize the external auditor to perform supplemental reviews, audits or other work as deemed desirable.

(22)	Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

(23)	Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements.

(24)	Where there are significant unsettled issues between management and the external auditor that do not affect the audited financial statements, the Audit Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

Financial Reporting Processes

(25)	Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as they see fit.

(26)	Discuss any items required to be communicated by the external auditors in accordance with the applicable requirements of the Public Company Accounting Oversight Board (the “PCAOB”) or of the Canadian Public Accountability Board.

(27)	Consider the external auditor’s judgments about the quality, transparency and appropriateness, not just the acceptability, of AYR’s accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

(28)	Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

(29)	Review with management, external auditors, and internal auditors AYR’s accounting policies and any changes that are proposed to be made thereto, including all critical accounting policies and practices used, any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor’s preferred treatment and any other material communications with management with respect thereto.

(30)	Review the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

(31)	If considered appropriate, establish separate systems of reporting to the Audit Committee by each of management and the external auditor.

(32)	Periodically consider the need for an internal audit function, if not present.

Risk Management

(33)	Review program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

General

(34)	The Audit Committee may at its discretion retain independent counsel, accountants and other professionals to assist it in the conduct of its activities and to set and pay (as an expense of AYR) the compensation for any such advisors.

(35)	Respond to requests by the Board with respect to the functions and activities that the Board requests the Audit Committee to perform.

(36)	Periodically review this Charter and, if the Audit Committee deems appropriate, recommend to the Board changes to this Charter.

(37)	Review the public disclosure regarding the Audit Committee required from time to time permitted by the Exchange Act, Commission Rules and applicable law or regulation, including:

(a)	the Charter of the Audit Committee;

(b)	the composition of the Audit Committee;

(c)	the relevant education and experience of each member of the Audit Committee;

(d)	the external auditor services and fees; and

(e)	such other matters as AYR is required to disclose concerning the Audit Committee.

(38)	Perform any other activities as the Audit Committee deems necessary or appropriate including ensuring all regulatory documents are compiled to meet Committee reporting obligations.

Internal Audit Function

(39)	At least annually, the Committee shall review with the independent auditor the responsibilities, budget, staffing, effectiveness, and performance of the internal audit function, including the structure, qualification and activities of the internal audit function and the scope of internal audit responsibilities in relation to the independent auditor’s duties.

(40)	The Committee shall review and assess the annual internal audit plan, the process used to develop the plan, and the status of activities, significant findings, recommendations, and management’s response.

(41)	The Committee shall recommend for Board approval all matters related to responsibilities, budget, and staffing of the internal audit function.

(42)	The Committee shall recommend for Board approval the appointment and, if appropriate, replacement of the senior internal audit executive.